Exhibit 2.1

EXECUTION VERSION

November 20, 2017

STRICTLY CONFIDENTIAL

MicroPort Cardiac Rhythm B.V.

Hoogoorddreef 5,

Atlas Arena, Building Asia,

1101BA Amsterdam

The Netherlands

MicroPort Scientific Corporation

1601 Zhangdong Road

Zhangjiang Hi-Tech Park

Shanghai 201203

The People’s Republic of China

Ladies and Gentlemen:

This letter confirms the intention of LivaNova PLC (“Seller”), MicroPort Scientific Corporation (“Guarantor”, solely for the provisions set forth in Section 8) and MicroPort Cardiac Rhythm B.V. (“Buyer” and, together with Seller and Guarantor, collectively, the “Parties” and each of them, individually, a “Party”) to enter into a Stock and Asset Purchase Agreement, the form of which is attached as Exhibit A hereto (the “Purchase Agreement”), providing for the acquisition of the Business (as defined in the Purchase Agreement) by Buyer upon the terms and subject to the conditions set forth therein (the “Proposed Transaction”). Capitalized terms not otherwise defined in this letter have the respective meanings ascribed to them in the Purchase Agreement.

In consideration of and as an inducement to each Party’s agreement to expend further time, effort and resources in connection with continuing efforts to effect the Proposed Transaction, the Parties hereby further agree as follows:

1.    Consultations with Staff Representative Bodies.

(a)    Initiation of Consultations. As promptly as reasonably practicable following the execution and delivery by the Parties of this letter (and in any event no later than five days after the date of this letter), Seller will commence (or will cause its applicable controlled affiliates to commence) such consultations with the works councils and other employee representative bodies set forth on Exhibit B hereto (the “Staff Representative Bodies”) required by applicable Law in connection with the Proposed Transaction.

1

(b)    Cooperation. Buyer will (i) reasonably cooperate with Seller in connection with the information and consultation process with any Staff Representative Body and (ii) in furtherance of the foregoing, promptly furnish to Seller such information as may be reasonably requested by Seller in connection with such consultations or the preparation of any filing or submission to the Staff Representative Bodies required in connection therewith, including answering reasonable questions from any Staff Representative Body or any expert appointed thereby. Seller shall (x) permit Buyer to participate in any meetings with the Staff Representative Bodies and (y) keep Buyer regularly informed of the status of the information and consultation process with each Staff Representative Body (including promptly providing Buyer with copies of any correspondence or other documentation received by Seller from the Staff Representative Bodies). Seller shall (A) permit Buyer to review in advance any written correspondence, notices or communications (including any supporting materials) to be delivered or made by Seller to the Staff Representative Bodies, (B) consult with Buyer in connection with any such written correspondence, notices or communications and give Buyer a reasonable opportunity to comment thereon, and take into account in good faith any comments that Buyer may make with respect thereto, (C) use its reasonable best efforts to consult with Buyer in connection with any oral communications to be had between Seller and the Staff Representative Bodies and taken into account in good faith any feedback from Buyer when engaging into such oral communications, and (D) use its reasonable best efforts to complete the information and consultation process with each Staff Representative Body as promptly as reasonably practicable following the date hereof.

2.    Execution of Purchase Agreement. As promptly as reasonably practicable, but in any event not later than ten (10) days, following the earlier of (a) the issuance of the last to be issued of the final written opinions of the Staff Representative Bodies in France in accordance with applicable Law in connection with the Proposed Transaction (each, a “Final Opinion”) and (b) the date when the Staff Representative Bodies in France are deemed to have rendered an opinion following the expiration of the period provided under article R. 2323-1-1 of the French Code du Travail (or the expiration of such longer period as may be ordered by the competent court in accordance with the last paragraph of article L. 2323-4 of the French Code du Travail), each Party will execute and deliver (or will cause its applicable controlled affiliates to execute and deliver) the Purchase Agreement and such other definitive agreements and other instruments as are contemplated by the Purchase Agreement to be executed and delivered concurrently with the execution and delivery of the Purchase Agreement; provided, however, that notwithstanding anything to the contrary in this letter, the Parties will give due consideration to any recommendations made by the Staff Representative Bodies in any Final Opinion and will consider such changes to the Purchase Agreement as the Parties may mutually agree to reflect such recommendations.

3.    Exclusivity. Seller agrees that, during the term of this letter, Seller will negotiate exclusively with Buyer with respect to the Proposed Transaction and will not, and will cause its controlled affiliates and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of furnishing non-public information regarding the Business, whether through continued access to any electronic data room or otherwise) any inquiries or proposals from any third

2

parties concerning the sale of the Business or any material portion of the Business (excluding sales of inventory in the ordinary course of business) (whether by way of merger, transfer, lease or license of capital stock or assets, or otherwise) (a “Competing Transaction”), (ii) hold any discussions or enter into any agreements with, or provide any non-public information (whether through continued access to any electronic data room or otherwise) or respond to, any third party in connection with a proposed Competing Transaction or (iii) cooperate in any way with, assist, participate in, solicit or facilitate or knowingly encourage any effort or attempt by any third party to do or seek any of the foregoing. If approached by a third party concerning a Competing Transaction during the term of this letter, Seller shall promptly inform Buyer regarding such contact and furnish Buyer with a copy of any inquiry or proposal (or, if not in writing, a description thereof), including the name of such third party, and keep Buyer promptly informed of the status and details of any future notices, requests, correspondence or communications related thereto. For the avoidance of doubt, a “Competing Transaction” shall not include any transaction involving a change of control of Seller (regardless of the form of such transaction, through merger, acquisition of stock or otherwise).

4.    Incorporation of Representations, Warranties and Covenants.

(a)    Article III of the Purchase Agreement (including the preamble thereto) is hereby incorporated by reference into this letter as if such representations and warranties are fully set forth herein. Article IV of the Purchase Agreement (including the preamble thereto) is hereby incorporated by reference into this letter as if such representations and warranties are fully set forth herein. Prior to execution of this letter, Seller has delivered to Buyer the Disclosure Schedule.

(b)    The covenants set forth in Sections 5.01 (Conduct of Business), 5.02 (Restructuring), 5.03 (Access to Information), 5.04 (Publicity), 5.05 (Confidentiality), 5.06 (Notice of Certain Events), 5.07 (Efforts; Regulatory and Other Authorizations; Notices and Consents), 5.08(b) (Intercompany Accounts and Agreements), 5.13 (Separation of Mixed-Use Contracts), 5.14 (Transition Matters), 5.15 (MicroPort Shareholder Meeting), 5.16 (Seller Pre-Closing Cooperation), 5.21 (Product Registrations; Distribution Partner Letters) and 5.22 (Sale Non-Disclosure Agreements) of the Purchase Agreement shall apply mutatis mutandis to the Parties during the term of this letter as if such covenants were fully set forth herein.

5.    Termination.

(a)    Termination Rights. This letter may be terminated and the transactions contemplated by this letter abandoned at any time:

(i)    by mutual written consent of Seller and Buyer;

(ii)    by either Seller or Buyer, if the Purchase Agreement is not executed and delivered by the Parties on or prior to November 10, 2018 (the “Termination Date”); provided, that (A) the right to terminate this letter under this clause shall not be available to any Party whose failure to perform any of its

3

obligations under this letter has been a substantial cause of the failure of the Purchase Agreement to be executed and delivered on or prior to the Termination Date and (B) neither Party shall have the right to terminate this letter pursuant to this clause during the pendency of any Proceeding brought by the other Party prior to the Termination Date for specific performance of this letter;

(iii)    by Buyer, if (A) (1) Seller shall have materially breached any of its covenants contained in this letter or (2) any of the representations or warranties of Seller contained herein fails to be true and correct such that the condition set forth in Section 7.02(a) of the Purchase Agreement is not capable of being satisfied and (B) such breach or inaccuracy cannot be cured by Seller by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of (1) the thirtieth day following receipt by Seller of written notice of such breach or inaccuracy from Buyer stating Buyer’s intention to terminate this letter pursuant to this clause and the basis for such termination and (2) the Termination Date; provided, however, that Buyer shall not have the right to terminate this letter pursuant to this clause if Buyer is then in material breach of this letter;

(iv)    by Seller, if (A) (1) Buyer shall have materially breached any of its covenants contained in this letter or (2) any of the representations or warranties of Buyer contained herein fails to be true and correct such that the condition set forth in Section 7.03(a) of the Purchase Agreement is not capable of being satisfied and (B) such breach or inaccuracy cannot be cured by Buyer by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of (1) the thirtieth day following receipt by Buyer of written notice of such breach or inaccuracy from Seller stating Seller’s intention to terminate this letter pursuant to this clause and the basis for such termination and (2) the Termination Date; provided, however, that Seller shall not have the right to terminate this letter pursuant to this clause if Seller is then in material breach of this letter;

(v)    by either Seller or Buyer, if a Governmental Entity shall have issued any Order or taken any other action, in each case, which has become final and non-appealable and which restrains, permanently enjoins or otherwise prohibits the Proposed Transaction; provided, that this right of termination shall not be available to any Party whose failure to comply with its obligations under this letter has been the primary cause of or resulted in such Order.

(b)    Automatic Termination. This letter shall terminate automatically upon the valid, binding and enforceable execution and delivery of the Purchase Agreement by the Parties.

(c)    Effect of Termination.

(i)    In the event of termination by Seller or Buyer pursuant to Section 5(a), written notice thereof shall forthwith be given to the other Party, specifying the provision hereof pursuant to which such termination is made. Upon the termination of this letter pursuant to this Section 5, this letter shall forthwith

4

become null and void and of no further force and effect (other than the provisions of Section 5(d) and Section 7, which shall survive termination of this letter), and there shall be no liability on the part of Buyer or Seller or their respective affiliates or Representatives; provided, that no such termination shall relieve any Party for liability or damages resulting from willful and material breach of this letter).

(ii)    If this letter is terminated by Seller or Buyer as provided in Section 5(a), then Section 3 of the Confidentiality Agreement relating to the return or destruction of confidential information shall apply.

(d)    Termination Fee. In the event that this letter is terminated pursuant to Section 5(a)(iii) (in the case such breaching Party is Seller) or Section 5(a)(iv) (in the case such breaching Party is Buyer) because a Party fails to execute and deliver the Purchase Agreement within the time period specified in Section 2 in material breach of such Party’s obligations under this letter, then the breaching Party shall pay to the other Party an amount in the aggregate equal to $6,000,000 (the “Termination Fee”), which shall be payable by wire transfer of immediately available funds within three (3) Business Days following receipt of written payment instructions from the other Party. For the avoidance of doubt, the amount described in this Section 5(d) shall not be payable by either Party, and neither Party shall otherwise be deemed to be in breach of its obligations under this letter, in the event of a Party’s failure to implement any recommendation made by any Staff Representative Body in any Final Opinion. Subject to the rights of the Parties to seek specific performance or other equitable relief in accordance with Section 7(m), a Party’s right to receive the Termination Fee pursuant to this Section 5(d) shall be its sole and exclusive remedy under the circumstances where the Termination Fee is payable under this letter, and such Party (on its own behalf and on behalf of its affiliates) shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the transactions contemplated by this letter to be consummated and (ii) any other breach by any other Party of its obligations under this letter. Upon payment by a Party of the Termination Fee pursuant to this Section 5(d) under the circumstances where the Termination Fee is payable under this letter, neither such Party nor any of its affiliates shall have any further liability or obligation (under this letter, the Purchase Agreement or otherwise) relating to or arising out of this letter, the Purchase Agreement or any of the transactions contemplated hereby or thereby, and in no event shall any Party (and such Party shall ensure such Party’s controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with this letter, the Purchase Agreement or any of the transactions contemplated hereby or thereby. The Parties agree that the Termination Fee and the agreements contained in this Section 5(d) are an integral part of the transactions contemplated by this letter and the Purchase Agreement and that the Termination Fee constitutes liquidated damages and not a penalty.

6.    Confidentiality. This letter and the transactions contemplated hereby shall be subject to the terms of the Confidentiality Agreement.

5

7.    Miscellaneous.

(a)    Assignment. Neither this letter nor any of the rights and obligations of the Parties hereunder may be assigned by Buyer, on the one hand, or Seller, on the other hand, without the prior written consent of Seller (in the case of an assignment by Buyer) or Buyer (in the case of an assignment by Seller), as applicable; provided that (a) Seller may assign any rights and obligations hereunder to any of its affiliates and (b) Buyer may assign any of its rights hereunder to any of its controlled affiliates, in each case, without the consent of any other person, but provided (in the case of clause (a) or (b)) that no such assignment shall release the applicable assignor from any liability or obligation under this letter in the event its obligations are not performed. Subject to the first sentence of this Section 7(a), this letter shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 7(a) shall be null and void.

(b)    No Third-Party Beneficiaries. This letter is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

(c)    Expenses. Each Party shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this letter and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such Party, except as otherwise expressly set forth herein or in the Purchase Agreement.

(d)    Notice. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient, (c) one (1) Business Day following sending by overnight delivery via a national courier service and (d) when delivered by email and, in each case, addressed to a Party at the following address for such Party:

if to MicroPort and/or Buyer,

MicroPort Scientific Corporation

1601 Zhangdong Road

Zhangjiang Hi-Tech Park

Shanghai 201203

The People’s Republic of China

Attention:        Martin Sun

                         Jonathan Chen

Email:             martinsun@microport.com

                         jonathanchen@microport.com

6

MicroPort Cardiac Rhythm B.V.

Hoogoorddreef 5,

Atlas Arena, Building Asia,

1101BA Amsterdam

The Netherlands

Attention:        Kees Visser

Email:              kvisser@ortho.microport.com

in each case, with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Attention:        Gary Li

                         Pierre Arsenault

Email:             gary.li@kirkland.com

                         pierre.arsenault@kirkland.com

if to Seller,

LivaNova PLC

20 Eastbourne Terrace

London, W2 6LG

United Kingdom

Attention:        Keyna Skeffington

Email:              legalinfo@livanova.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention:        Luke Bergstrom

                         Mark Bekheit

Email:             luke.bergstrom@lw.com

                         mark.bekheit@lw.com

or to such other address(es) as shall be furnished in writing by any such Party to the other Party hereto in accordance with the provisions of this Section 7(d).

(e)    Counterparts. This letter may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each Party shall have received counterparts hereof signed by the other Party. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic

7

Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party, each Party shall re-execute the original form of this letter and deliver such form to the other Party. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

(f)    Entire Agreement. This letter (including the Exhibits hereto), together with the Confidentiality Agreement, constitute the entire understanding between the Parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto.

(g)    Severability. In the event that any provision contained in this letter shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. If any term, provision, covenant or restriction of this letter is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this letter so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(h)    Governing Law. This letter, the negotiation, execution or performance of this letter and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of New York without reference to principles or rules of conflicts of Laws, to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(i)    Jurisdiction. Each Party irrevocably agrees that any Proceeding against them arising out of or in connection with this letter or the transactions contemplated by this letter or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have jurisdiction, the state courts of New York located in New York County, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in

8

an inconvenient forum. Notwithstanding the foregoing, any final judgment in any suit, action or other Proceeding may be enforced in other jurisdictions by suit on the judgment in any other manner provided by applicable Law.

(j)    Service of Process. Each of the Parties consents to service of any process, summons, notice or document that may be served in any Proceeding in the United States District Court for the Southern District of New York or the state courts of New York located in New York County in any manner permitted by applicable Law and agrees that service of process on such Party as provided for notices in Section 7.01(d) (other than by fax or email) to such Party’s respective address set forth in Section 7.01(d) is reasonably calculated to give actual notice and shall be deemed effective service of process on such Person.

(k)    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER OR THE PURCHASE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR DISPUTES RELATING HERETO OR THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(l)    Amendments and Waivers. This letter may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the Parties or, in the case of a waiver, by or on behalf of the Party waiving compliance. No course of dealing between the Parties shall be effective to amend or waive any provision of this letter. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

(m)    Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this letter in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this letter and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or inadequacy of legal remedy and without the posting or provision of any bond or other security, this being in addition to

9

any other remedy to which they are entitled under this letter and (b) the right of specific enforcement is an integral part of the transactions contemplated by this letter and, without that right, neither Seller nor Buyer would have entered into this letter. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law.

(n)    Currency. Unless otherwise specified, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

8.    Guarantor.

(a)    Guarantor hereby absolutely and unconditionally guarantees the timely performance and observance by Buyer of all its obligations to be performed or observed under this letter, including (a) all of Buyer’s payment obligations pursuant to this Agreement, which include payment of the Termination Fee, if applicable; and (b) any money damages required to be paid by Buyer arising from any breach by Buyer of its pre-Initial Closing obligations under this letter or the Purchase Agreement (such obligations, the “Guaranteed Obligations”).

(b)    This guarantee is a continuing and irrevocable guaranty by Guarantor of all Guaranteed Obligations now or hereafter existing and shall remain in full force and effect until the earlier of (i) all Guaranteed Obligations having been indefeasibly performed in full and paid in cash and (ii) the Initial Closing. Guarantor hereby waives presentment, protest, notice, dishonor or default, demand for payment and any other notices to which Guarantor might otherwise be entitled.

(c)    Guarantor hereby agrees that Buyer may, at any time and from time to time, and without notice to the Guarantor, make any agreement with the Seller Group for the extension, renewal, payment, compromise, discharge or release of the Guaranteed Obligations, or for any modification or amendment of the terms thereof, all without in any way impairing, releasing, discharging or otherwise affecting the obligations of Guarantor (provided, for the avoidance of doubt, that the obligations of the Guarantor shall not be increased by such agreement). Guarantor waives any defense arising by reason of any disability or other defense of Buyer (other than defense of payment or performance), or the cessation from any cause whatsoever of the liability of Buyer, or any claim that Guarantor’s obligations exceed or are more burdensome than Buyer’s (in the case of any of the foregoing, other than a defense available to Buyer under the terms hereof or the Purchase Agreement (to the extent incorporated by reference herein)) and waives the benefit of any statute of limitations affecting the liability of Guarantor hereunder. The obligations of Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guaranteed Obligations.

10

[Remainder of page intentionally left blank]

11

Please acknowledge your agreement to the foregoing by executing and returning to the undersigned a copy of this letter.

Sincerely,

LIVANOVA PLC

By:	/s/ Damien McDonald
Name:	Damien McDonald
Title:	Chief Executive Officer

Accepted and agreed on the date first above written:

MICROPORT CARDIAC RHYTHM B.V.

By:	/s/ Mr. Kees Visser
Name:	Mr. Kees Visser
Title:	Director

Solely for the purposes of Section 8:

MICROPORT SCIENTIFIC CORPORATION

By:	/s/ Dr. Zhaohua Chang
Name:	Dr. Zhaohua Chang
Title:	Chairman and Chief Executive Officer

Exhibit A

Purchase Agreement

STOCK AND ASSET PURCHASE AGREEMENT

BETWEEN

LIVANOVA PLC

MICROPORT CARDIAC RHYTHM B.V.

and

solely for purposes of Article IV and Sections 5.14(b), 5.16, 5.17(c) and 11.18,

MICROPORT SCIENTIFIC CORPORATION

Dated as of [•], 2018

Section 11.16	No Right of Set-Off	93
Section 11.17	Currency	94
Section 11.18	Guarantee	94

EXHIBITS

A	Form of Local Transfer Agreement
B	Form of Transition Services Agreement
C	Form of Trademark License Agreement
D	Saluggia Leases Term Sheet
E	Restructuring Plan
F	2017 EBITDA Worksheet
G	Accounting Principles

v

INDEX OF DEFINED TERMS

Defined Term	Page
2017 EBITDA	77
2017 EBITDA Target	77
2017 EBITDA Shortfall Amount	77
Accounting Principles	77
Acquisition	2
Adjusted Initial Closing Date Payment	9
Adjustment Amount	77
affiliate	78
Agreement	1
Ancillary Agreements	11
Anti-Corruption Laws	78
Applicable Closing Date	78
Applicable Merger Control Law	59
Apportioned Obligations	68
ARD	78
ARD Employee	78
Asset Sellers	79
Assumed Benefit Plan	3
Assumed Claims	53
Assumed Lease Real Property	79
Assumed Leases	2
Assumed Liabilities	4
Base Purchase Price	79
Benefit Period	56
Binding Offer	1
Binding Offer Date	1
Business	79
Business Contracts	23
Business Day	79
Buyer U.S. Defined Contribution Plans	56
Cap	66
Cash	79
Circular	79
Claim	79
Closing	80
Closing Date	6
COBRA	55
Code	80
Collar Amount	80
Collective Agreement	21
Combined Tax Claim	73
Combined Tax Return	69
Company Registered Intellectual Property	17
Competing Transaction	52
Confidentiality Agreement	40
Consent	12
Contract	80
control	78

Defined Term	Page
CRM Device	80
CRM Retention Bonus Program	80
Current Assets	80
Current Liabilities	80
Data Room	80
Deductible	66
Deferred Assets	9
Deferred Closing	10
Deferred Closing Countries	10
Deferred Closing Country Amount	10
Deferred Closing Date	10
Deferred Liabilities	10
Disclosure Schedule	11
EBITDA	80
Electronic Delivery	89
Employee	80
Employee Benefit Plan	26
End Date	61
Enforceability Exceptions	12
Environmental Laws	80
ERISA	81
ERISA Affiliate	81
Estimate Report	7
Excluded Assets	3
Excluded Contracts	81
Expiration Date	64
Financial Statements	14
Foreign Benefit Plan	26
French Foreign Investment Clearance	59
Furniture and Equipment	81
GAAP	14
Government Official	81
Guaranteed Obligations	91
Guarantor	1
Hardware	81
Hazardous Materials	81
HIPAA	21
HIPAA Laws	21
HITECH Act	20
Hong Kong	82
Hong Kong Financial Reporting Standards	82
Hong Kong Stock Exchange	82
Inactive Employee	54
Income Tax	82
Income Taxes	82
Indebtedness	82
Indemnified Party	63
Indemnifying Party	63

Independent Expert	9
Information Privacy and Security Laws	82
Initial Closing	6
Initial Closing Date Payment	8
Initial Closing Deadline	6
Initial Closing Statement	8
Insurance Policies	30
Intellectual Property	82
IRS	26
IT Systems	19
Judgment	12
Knowledge of Sellers	83
KPMG	83
Law	12
Leases	17
Liabilities	83
Liens	15
LivaNova	1
LivaNova Financial Statements	83
Listing Rules	83
Local Transfer Agreement	7
LOI	1
Loss	83
made available	83
Material Adverse Effect	84
Merger Control Laws	12
MicroPort	1
MicroPort Shareholder Approval	84
MicroPort Shareholder Meeting	84
Minimum Amount	66
Mixed-Use Contracts	84
Net Working Capital	84
NOL Tax Benefit	71
Notice of Objection	8
Objection Period	8
Occupational Health and Safety Laws	84
OFAC	31
Offer-and-Acceptance Employees	53
Orders	85
Oscor PMA	50
Patents	82
Permits	13
Permitted Liens	15
person	85
Person	85
Post-Closing Tax Period	85
Pre-Closing Tax Period	85
Privacy Laws and Requirements	20
Product	31
Proposed Withholding Amount	6
Purchase Price	85

Purchase Price Allocation	66
Purchaser	1
Purchaser Group	88
Purchaser Indemnitees	62
Purchaser Material Adverse Effect	33
Purchaser Retention Payment	58
Purchaser Subsidiary	32
Purchaser Welfare Benefit Plans	57
Real Property	16
Related to the Business	85
Representatives	85
Resolution Period	8
Restricted Cash	85
Restructuring VAT	70
Retained Benefit Plans	55
Retained Liabilities	85
Retained Mixed-Use Contract	47
Saluggia Leases	7
Securities Act	86
Seller Credit Support Obligations	43
Seller Group	86
Seller Indemnitees	62
Sellers	86
Specified Closing Representations	86
Specified Survival Representations	86
Stand-Alone Tax Claim	73
Standard Agreements	86
Straddle Period	86
subsidiary	86
Target Net Working Capital	87
Tax	87
Tax Claim	73
Tax Indemnified Party	73
Tax Indemnifying Party	73
Tax Return	87
Taxes	87
Taxing Authority	87
Third Party Claim	63
Top Customers	32
Top Suppliers	32
Trade Secrets	83
Trademark License Agreement	7
Transfer Taxes	87
Transferred Assets	2
Transferred Contracts	87
Transferred Employee	54
Transferred Employee Records	87
Transferred Intellectual Property	87
Transferred Joint Venture	87
Transferred Mixed-Use Contract	47
Transferred Shares	1

Transferred Subsidiaries	1
Transferred Subsidiary Cash	88
Transferred Subsidiary Debt	88

Transition Plan	47
Transition Services Agreement	7
Voting Agreement	1

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT is dated as of [•], 2018 (this “Agreement”), and is by and between LivaNova PLC, a public limited company incorporated and registered in England and Wales (“LivaNova”), and MicroPort Cardiac Rhythm B.V., a company with limited liability incorporated under the laws of the Netherlands (“Purchaser”) and, solely for purposes of Article IV, Sections 5.14(b), 5.16 and 11.18, MicroPort Scientific Corporation, a company with limited liability incorporated under the laws of the Cayman Islands and, as of the date hereof, listed on the Hong Kong Stock Exchange (Stock Code: 00853) (“MicroPort” or “Guarantor”).

WHEREAS, Asset Sellers own all of the Transferred Assets;

WHEREAS, LivaNova owns, directly or indirectly, all of the issued and outstanding shares of capital stock (the “Transferred Shares”) of the entities set forth in Section 3.04(a) of the Disclosure Schedule (such entities, together with their respective subsidiaries, the “Transferred Subsidiaries”);

WHEREAS, on the terms and subject to the conditions set forth herein, Sellers desire to sell, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase, acquire, assume and accept from Sellers all of their right, title and interest in and to all of the Transferred Assets and Transferred Shares, and assume all of the Assumed Liabilities;

WHEREAS, on November 20, 2017 (the “Binding Offer Date”), Purchaser and Seller entered into a letter of intent (the “LOI”) in respect of the purchase the Transferred Shares and Transferred Assets by Purchaser on the terms and conditions set forth herein and, on the date hereof, LivaNova and Sellers have agreed to enter into this Agreement as contemplated in the LOI;

WHEREAS, prior to the Initial Closing, the Restructuring shall be completed in accordance with and on the terms set forth in the Restructuring Plan;

WHEREAS, the boards of directors of LivaNova and Purchaser have each approved their respective entry into this Agreement;

WHEREAS, prior to the execution and delivery of this Agreement, certain shareholders of MicroPort have executed and delivered to LivaNova a voting agreement, dated as of October 27, 2017 (each, a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which and subject to the terms and conditions set forth therein, each shareholder party thereto has agreed, among other things, to vote all shares of MicroPort held directly or indirectly by said shareholder in favor of the authorization and approval of this Agreement and the Acquisition;

WHEREAS, Purchaser acknowledges that the Business is currently managed across multiple business units and functional organizations within the Seller Group and relies upon resources and assets of LivaNova and certain of its subsidiaries that will not be transferred in connection with this Agreement and the consummation of the Acquisition.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth in this Agreement and intending to be legally bound, the parties hereby agree as follows.

ARTICLE I.

PURCHASE AND SALE

Section 1.01 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, (a) at the Initial Closing, LivaNova shall sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from LivaNova, free and clear of all Liens, together with all rights attaching to them immediately prior to the Initial Closing (including the right to receive all dividends or distributions declared, made or paid on or after the Initial Closing) the Transferred Shares (it being understood and agreed that any Transferred Assets held by a Transferred Subsidiary shall be deemed transferred by virtue of the conveyance of such Transferred Subsidiary to Purchaser, without any further action required by the parties with respect to such Transferred Assets), and (b) at the Initial Closing and, as applicable and subject to Section 2.05, at each Deferred Closing, LivaNova shall, and shall cause Asset Sellers (as applicable) to, sell, transfer, assign and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Asset Sellers, free and clear of all Liens other than Permitted Liens, all of Asset Sellers’ right, title and interest in, to and under the Transferred Assets, in each case as of the Initial Closing and, if agreed by the parties hereto, each Deferred Closing, for (i) the Purchase Price, payable as set forth in Section 2.03 on the Initial Closing Date and subject to adjustment as set forth in Section 2.04, and (ii) the assumption by Purchaser of the Assumed Liabilities. The purchase and sale of the Transferred Shares and the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

Section 1.02 Transferred Assets and Excluded Assets.

(a) The term “Transferred Assets” means all of LivaNova and its subsidiaries’ right, title and interest in and to all of the following:

(i) subject to Section 1.04, the Transferred Contracts;

(ii) (x) the leases and subleases set forth in Section 1.02(a)(ii) of the Disclosure Schedule (the “Assumed Leases”) and (y) all buildings, structures, improvements and fixtures located on any Assumed Lease Real Property that are owned by any Seller, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Assumed Lease for such Assumed Lease Real Property;

(iii) the Transferred Intellectual Property, together with (v) all registrations and applications thereof or therefor and rights to file for registrations and applications with respect thereto, (w) all income, royalties, damages and payments earned subsequent to the Closing Date with respect thereto, (x) the right to sue and recover for past, present or future infringements or misappropriations thereof, (y) all tangible embodiments thereof and books and records relating thereto, and (z) any and all corresponding rights that, now or hereafter, may be secured throughout the world with respect thereto;

(iv) all Furniture and Equipment located on the Assumed Lease Real Property or otherwise Related to the Business;

(v) all Inventory of the Business;

(vi) (x) lists of, and currently available contact information for, current and prospective customers, vendors and suppliers, (y) sales, marketing and promotional information, literature and manuals and (z) all other books, records, files and papers, correspondence and other documents, invoices, whether in hard copy or computer or other electronic format, including manuals and data, in each of clauses (x), (y) and (z), that are Related to the Business, excluding (A) any books, records or other materials originals of which Sellers are required by Law to retain (in which case copies of which, to the extent permitted by Law, will be made available to Purchaser at Purchaser’s reasonable request) and (B) personnel, medical and employment records for employees and former employees of the Business other than Transferred Employee Records;

(vii) all Transferred Employee Records;

(viii) assets in respect of any Employee Benefit Plan which are expressly being transferred to Purchaser pursuant to Article VI or by operation by Law or, to the extent required by Law to be assumed by Purchaser or an affiliate, any applicable Collective Agreement, in each case, that are set forth in Section 6.02 of the Disclosure Schedule (“Assumed Benefit Plan”);

(ix) all goodwill generated or associated with or Related to the Business;

(x) all expenses, credits or deposits Related to the Business that have been paid or prepaid by Seller or one of its affiliates, including lease and rental payments and security deposits;

(xi) all guaranties, warranties, indemnities and similar rights in favor of LivaNova or any of its affiliates to the extent Related to the Business;

(xii) all Claims, rights, defenses against third parties, rights of recovery, and rights of set-off of any kind Related to the Business or related to any Assumed Liability (including (x) any such item relating to the payment of Taxes, (y) any insurance proceeds that LivaNova or any of its subsidiaries has a right to receive as of the Closing with respect to assets that are or would have been Transferred Assets and (z) any such items arising under confidentiality, non-disclosure and other similar agreements entered into with bidders or third parties in connection with the contemplated spin-off or sale of the Business);

(xiii) all trade accounts receivable Related to the Business, as determined in accordance with the Accounting Principles;

(xiv) all Permits owned, utilized or licensed by Seller or any of its affiliates, in each case Related to the Business (subject to Section 1.04, to the extent the transfer of any such Permits to Purchaser would be restricted by applicable Law);

(xv) the Transferred Joint Venture;

(xvi) all Assets reflected on the latest balance sheet included in the Financial Statements unless (x) otherwise specifically excluded in Section 1.02(b) or addressed in the categories listed above in this Section 1.02(a) or (y) in the case of Inventory, disposed of in the ordinary course of business consistent with past practice; and

(xvii) all other Assets Related to the Business unless otherwise specifically excluded in Section 1.02(b) or addressed in the categories listed above in this Section 1.02(a).

The Transferred Assets shall exclude, for the avoidance of doubt, the Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Excluded Assets shall be retained by Sellers or their respective affiliates (not including the Transferred Subsidiaries) and (if held by a Transferred Subsidiary) shall be transferred out of such Transferred Subsidiary prior to the Initial Closing as part of the Restructuring.

(b) The term “Excluded Assets” means

(i) any right, title and interest in, to or under any assets, properties, rights, privileges, contracts and claims of an Asset Seller wherever located, whether tangible or intangible, real, personal or mixed, not expressly included in the Transferred Assets as of the Initial Closing or a Deferred Closing, as applicable;

(ii) cash and cash equivalents (other than cash and cash equivalents held by the Transferred Subsidiaries);

(iii) any right, title and interest in, to real property (other than pursuant to Section 1.02(a)(ii));

(iv) any Contracts, other than the Transferred Contracts and the Assumed Leases;

(v) rights to refunds of Taxes related to the Transferred Assets or of the Transferred Subsidiaries for any Pre-Closing Tax Period, as provided in Section 10.02(f);

(vi) except as specifically provided in Section 5.10 or Section 1.02(a)(xii), any insurance policies of LivaNova or any of its subsidiaries or proceeds thereof; and

(vii) those Assets set forth in Section 1.02(b)(vii) of the Disclosure Schedule.

Section 1.03 Assumption of Certain Liabilities; Retained Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Initial Closing (but subject to Section 2.05), and shall pay, perform and discharge when due, any and all Liabilities of each Asset Seller and its respective affiliates of only the following (collectively, the “Assumed Liabilities”):

(a) all Transfer Taxes and Apportioned Obligations allocable to Purchaser pursuant to Section 10.01(b);

(b) all such Liabilities arising out of any Transferred Contract for the purchase or sale of products or services by or arrangements of the Business (excluding for the avoidance of doubt the Excluded Contracts) but only to the extent such obligations (i) first accrue for performance after the Applicable Closing Date, (ii) do not arise from or relate to any breach by any Seller of any provision of any such Transferred Contracts and (iii) do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Applicable Closing Date that, with or without notice or lapse of time, would constitute or result in a breach of any provision of such Transferred Contract;

(c) any trade accounts payable Related to the Business, as determined in accordance with the Accounting Principles;

(d) any Liabilities expressly required to be assumed by Purchaser pursuant to Article VI; and

(e) the Liabilities set forth in Section 1.03(e) of the Disclosure Schedule.

Notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume, pay or discharge any Liability with respect to any of the Retained Liabilities (even if such Retained Liabilities would become Liabilities of Purchaser as a matter of Law in connection with this Agreement or the transactions contemplated hereunder), each of which shall be paid, performed and discharged when due by Sellers and their respective affiliates (not including the Transferred Subsidiaries) and, to the extent held by a Transferred Subsidiary, transferred out of such Transferred Subsidiary and assumed by Sellers or one of their respective affiliates prior to the Initial Closing.

Section 1.04 Consents to Certain Assignments.

(a) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver, directly or indirectly, any Transferred Contract or Permit, or any benefit arising thereunder, if an attempted direct or indirect sale, transfer, assignment or delivery thereof, without the consent of a third party (including a Governmental Entity), would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to such Transferred Contract or Permit or would in any way adversely affect the rights of Purchaser or the Transferred Subsidiaries with respect to such Transferred Contract or Permit. LivaNova shall use reasonable best efforts to obtain any such consent as soon as practicable after the date hereof (without requiring the payment of any amounts (except for any amount that Purchaser may agree to reimburse) by any Seller to any party in order to obtain such party’s consent and without any further consideration paid by Purchaser to any Seller); provided, that LivaNova shall not be deemed to have breached this Section 1.04 if any such consent is not obtained notwithstanding that LivaNova shall have exercised reasonable best efforts to obtain such consent. As soon as reasonably practicable after the date hereof and in any event prior to the Initial Closing Date, LivaNova shall provide notice to each third party (including any Governmental Entity) to whom notice of the Acquisition is required to be given prior to the Initial Closing under the terms of any Transferred Contract or Permit.

(b) If any such consent as referred to in the preceding clause (a) is not obtained prior to the Initial Closing, subject to the satisfaction of the conditions to Closing in Article VII, the Initial Closing shall nonetheless take place on the terms set forth herein and, from and after the date of the Closing until the eighteen month anniversary of the Initial Closing Date, LivaNova shall continue to use its reasonable best efforts to secure such consent as promptly as practicable after the Applicable Closing Date. LivaNova shall use its reasonable best efforts to cooperate with Purchaser (with each party being responsible for its own out-of-pocket expenses, but without requiring the payment of any amounts (except for any amount that Purchaser may agree to reimburse) by any Seller to any party in order to obtain such party’s consent and without any further consideration paid by Purchaser to any Seller) in any lawful and commercially reasonable arrangement proposed by Purchaser (and shall enter into such a Contract with Purchaser documenting such arrangement in connection with the Closing) under which (w) Purchaser or the Transferred Subsidiaries shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits, x) Sellers and their respective affiliates shall follow reasonable directions of Purchaser in connection with actions taken or omitted to be taken under the Transferred Contract with respect to which the consent has not been obtained, including enforcing any rights thereunder, (y) Sellers or their respective affiliates shall remit to Purchaser any monies, rights or other consideration received in connection with the relevant Transferred Contract, and (z) Purchaser or the Transferred Subsidiaries shall assume any related economic burden and any other Liability (including the amount of any related Tax costs imposed on Sellers or their respective affiliates) and risk of assumption with respect to such Transferred Contract to the extent any such obligations would have constituted Assumed Liabilities had the relevant consent been obtained prior to the Initial Closing and the parties hereto agree to treat Purchaser or any of its affiliates, as the case may be, as the owner of the Transferred Contract for all Tax purposes. Following the Closing until the eighteen month anniversary of the Initial Closing Date, until such consent is obtained, Purchaser will, and will cause each of its affiliates to, exercise reasonable best efforts to discharge the obligations under the terms of any Contract that has not yet been transferred or assigned due to the failure to receive such consent as if such Contract had been so transferred or assigned. Notwithstanding anything to the contrary contained herein, the parties hereto shall cooperate in good faith to structure any arrangements described in this Section 1.04(b) in a manner that minimizes to the extent permitted by applicable Law any deduction or withholding for Taxes on payments in connection with such arrangements.

Section 1.05 Withholding. Notwithstanding any provision hereof to the contrary, Purchaser, Sellers and any of their respective affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable under the terms of this Agreement such amounts as are required to be deducted and withheld pursuant to applicable Law. If any such amount is required to be deducted or withheld from any amounts payable to any Person pursuant to this Agreement (other than any withholding that arises due to the failure to provide the certificates described in Section 10.05), such Person making such payment, (i) shall provide the recipient of such payment with commercially reasonable advance notice, in writing, which notice shall propose the amount of such withholding (the “Proposed Withholding Amount”) and identify the applicable Law requiring such deduction and withholding and (ii) shall cooperate with any reasonable request from the other party in good faith to the extent reasonable to obtain reduction of or relief from such obligation to deduct and withhold. Purchaser and LivaNova shall work together in good faith to resolve any disputes regarding the Proposed Withholding Amount. Any amount deducted and withheld in accordance with the provisions of this Section 1.05 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE II.

CLOSING

Section 2.01 Closing.

(a) Subject to the terms and conditions of this Agreement, the initial closing of the Acquisition (the “Initial Closing”) shall take place (i) by electronic exchange of documents (or, if the parties agree to hold a physical closing, at the offices of Latham & Watkins LLP, 45 Rue Saint-Dominique, 75007 Paris, France) at 9:00 a.m. Paris Time no later than the third Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Initial Closing, but subject to the satisfaction of such conditions at the Closing) (the “Initial Closing Deadline”); or (ii) at such other place, time and date as may be mutually agreed in writing by LivaNova and Purchaser. The date on which the Initial Closing occurs is referred to in this Agreement as the “Initial Closing Date”. The parties agree that the effectiveness of each Closing shall be deemed to be 12:01 a.m. local time in each jurisdiction in which consummation of a portion of the transactions contemplated hereby occurs on an Applicable Closing Date.

(b) In the event that pursuant to Section 2.01(a), the Initial Closing Deadline would occur within the first fifteen (15) calendar days of any calendar month, at Purchaser’s written election delivered to LivaNova no later than the Initial Closing Deadline specifying that Purchaser desires to exercise its right pursuant to this Section 2.01(b) (provided, that (i) such election shall be irrevocable upon delivery and effective as of 12:01 a.m., Paris Time on the Initial Closing Deadline, and (ii) upon effectiveness thereof, assuming LivaNova delivers a Seller Closing Certificate certifying the satisfaction of the conditions contained in Section 7.02(a), (b) and (c) as of the Initial Closing Deadline, then each of the conditions to the obligations of MicroPort and Purchaser set forth in Article VII (other than Section 7.02(b), Section 7.02(d) and Section 7.02(f)) shall be deemed to have been irrevocably fulfilled in all respects and Purchaser shall have irrevocably waived its right to terminate this Agreement pursuant to Article VIII as a result of any such condition not having been satisfied), the Initial Closing shall take place at 9:00 a.m. Paris Time on the date specified in such written election by Purchaser, which date shall be no later than ten (10) calendar days following the Initial Closing Deadline (subject to the satisfaction at Closing of the conditions set forth in Section 7.02(b), Section 7.02(d) and Section 7.02(f)).

(c) In the event that pursuant to Section 2.01(a), the Initial Closing Deadline would occur within the last fifteen (15) calendar days of any calendar month, at Purchaser’s written election delivered to LivaNova no later than the Initial Closing Deadline specifying that Purchaser desires to exercise its right pursuant to this Section 2.01(c) (provided, that (i) such election shall be irrevocable upon delivery and effective as of 12:01 a.m., Paris Time on the Initial Closing Deadline, and (ii) assuming LivaNova delivers a Seller Closing Certificate certifying the satisfaction of the conditions contained in Section 7.02(a), (b) and (c) as of the Initial Closing Deadline, then each of the conditions to the obligations of MicroPort and Purchaser set forth in Article VII (other than Section 7.02(b), Section 7.02(d) and Section 7.02(f)) shall be deemed to have been irrevocably fulfilled in all respects and Purchaser shall have irrevocably waived its right to terminate this Agreement pursuant to Article VIII as a result of any such condition not having been satisfied), the Initial Closing shall take place at 9:00 a.m. Paris Time on the first Business Day of the calendar month immediately following such calendar month (subject to the satisfaction at Closing of the conditions set forth in Section 7.02(b), Section 7.02(d) and Section 7.02(f)).

Section 2.02 Transactions To Be Effected at the Closing. Except as provided in Section 2.05, at the Initial Closing, LivaNova shall, or shall cause the Asset Sellers to (as applicable), deliver or cause to be delivered to Purchaser: (a) a duly executed short-form acquisition agreement for each jurisdiction where such an agreement is required under applicable Laws for the transfer of applicable Transferred Assets and Assumed Liabilities to Purchaser in accordance with this Agreement (the “Local Transfer Agreement”) in substantially the form attached as Exhibit A hereto (except for: (i) the deletion of provisions which are inapplicable to such entity, Asset or Liability; (ii) such changes as may be necessary to satisfy the requirements of applicable local Law; and (iii) such changes as may be reasonably agreed upon by LivaNova and Purchaser, including regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant entity, Asset or Liability and country); provided in each case that the Local Transfer Agreements shall serve purely to effect and make enforceable vis-à-vis third parties the transfer of the legal and beneficial title to the applicable entity, Asset or Liability and shall not require LivaNova or any of its subsidiaries or Purchaser or any of its affiliates to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement; (b) a duly executed counterpart to the Transition Services Agreement substantially in the form attached hereto as Exhibit B (together with the associated schedules to be negotiated between the parties, the “Transition Services Agreement”); (c) a duly executed Trademark License Agreement substantially in the form attached hereto as Exhibit C (“Trademark License Agreement”); (f) two (2) duly executed lease agreements reflecting the terms set forth in the term sheet attached hereto as Exhibit D (the “Saluggia Leases”); (e) (i) a duly executed share transfer form in respect of the Transferred Shares held by LivaNova, (ii) three (3) duly executed tax transfer forms in respect of the Transferred Shares, (iii) the corporate ledgers of Sorin CRM SAS evidencing that, as of immediately prior to the Initial Closing, all of the Transferred Shares not held by LivaNova are held by Sorin CRM SAS, free and clear of all Liens and (iv) the corporate ledgers of the Transferred Subsidiaries (other than Sorin CRM SAS) evidencing that, as of immediately prior to the Initial Closing, all of the shares of such Transferred Subsidiaries are held by Sorin CRM SAS, free and clear of all Liens; and (f) such other documents and instruments as Purchaser may reasonably request to evidence the transfer of the Transferred Assets and Transferred Shares.

Section 2.03 Purchase Price Calculation.

(a) Not less than five (5) Business Days prior to the anticipated Initial Closing Date, LivaNova shall deliver to Purchaser a written statement (the “Estimate Report”), certified on behalf of LivaNova by its Chief Financial Officer, setting forth (i) LivaNova’s good faith calculation in reasonable detail of its estimates of Net Working Capital, Transferred Subsidiary Cash, Transferred Subsidiary Debt, 2017 EBITDA and the Adjustment Amount (“Estimated Adjustment Amount”), which estimates shall (absent manifest error) be used to determine the Purchase Price to be paid to LivaNova at the Initial Closing and (ii) reasonably detailed documentation supporting the basis of all such calculations described in the foregoing clause (i). During the period of five (5) Business Days prior to the Initial Closing Date, LivaNova shall consider in good faith any comments made by Purchaser to the Estimate Report and will make any revisions to the Estimate Report that are agreed between LivaNova and Purchaser.

(b) At the Initial Closing, Purchaser shall deliver (i) to LivaNova, payment, by wire transfer of immediately available funds to one or more accounts designated in writing by LivaNova (such designation to be made at least two (2) Business Days prior to the Initial Closing Date), of an aggregate amount equal to the Purchase Price (calculated using the Estimated Adjustment Amount, the “Initial Closing Date Payment”), and (ii) to Sellers, as applicable, (w) a duly executed counterpart to each of the Local Transfer Agreements, (x) a duly executed counterpart to the Transition Services Agreement, (y) a duly executed counterpart to the Trademark License Agreement and (z) a duly executed counterpart to each of the Saluggia Leases.

Section 2.04 Post-Closing Adjustment.

(a) Working Capital; Closing Statement. Within ninety (90) calendar days after the Initial Closing Date, Purchaser shall prepare and deliver to LivaNova a statement (the “Initial Closing Statement”), certified on behalf of Purchaser by its Chief Financial Officer setting forth Purchaser’s good faith calculation of Net Working Capital, Transferred Subsidiary Cash, Transferred Subsidiary Debt and the Adjustment Amount. The Initial Closing Statement shall be prepared using the Accounting Principles in accordance with the definitions of the foregoing components of the Adjustment Amount and include reasonably detailed information appropriate to support such calculation. If the Initial Closing Statement is not delivered to LivaNova within ninety (90) calendar days after the Initial Closing Date, then LivaNova will have the right to elect that LivaNova’s estimates set forth in the Estimate Report will constitute the amounts for the Adjusted Initial Closing Date Payment and will be final, conclusive and binding upon, and non-appealable by, the parties hereto.

(b) Objections; Resolution of Disputes.

(i) Unless LivaNova notifies Purchaser in writing, within sixty (60) calendar days (such 60-day period, the “Objection Period”) after the earlier of (x) LivaNova’s receipt of the Initial Closing Statement and (y) the expiration of the 90-day period contemplated by Section 2.04(a), of any objection to the computation of the Adjustment Amount set forth therein (or, if the Initial Closing Statement was not delivered in accordance with Section 2.04(a), any objection to the computation of the Estimated Adjustment Amount) (a “Notice of Objection”), the Initial Closing Statement (or the Estimate Report, as applicable) shall become final and binding. During the Objection Period and for purposes of LivaNova’s review of the Initial Closing Statement, if any, and preparation of any Notice of Objection, Purchaser shall permit LivaNova and its Representatives to review the working papers of Purchaser and its accountants relating to the Initial Closing Statement (subject to Section 5.03(a)) and, at LivaNova’s request, shall provide LivaNova and its Representatives (A) any information relating to the Business reasonably requested and (B) reasonable access during normal business hours to the books and records of and relating to the Business, provided, in each case of (A) and (B), that (1) the provision by Purchaser of such information and access shall be subject to Sellers and their respective affiliates executing customary hold harmless letters and non-disclosure agreements, and (2) Purchaser shall not be required to give access to any information subject to attorney-client or other legal privilege. Any Notice of Objection shall specify LivaNova’s determination of the amount of any disputed item and the basis for the objections set forth therein in reasonable detail.

(ii) If LivaNova provides the Notice of Objection in accordance with Section 2.04(b)(i) to Purchaser within the Objection Period, Purchaser and LivaNova shall, during the 30-day period following Purchaser’s receipt of the Notice of Objection (such 30-day period, the “Resolution Period”), attempt in good faith to resolve LivaNova’s objections set forth in the Notice of Objection (and, with respect to any items not objected to in the Notice of Objection, the amount for such item in the Initial Closing Statement (or the Estimate Report, as applicable) shall be final, conclusive and binding upon, and non-appealable by, the parties hereto). All such discussions related to the Notice of Objection shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rules, and evidence of such discussions shall not be admissible in any future proceeding between the parties hereto. During the Resolution Period, Purchaser and its Representatives shall be permitted to review the working papers of LivaNova and its accountants relating to the Notice of Objection and the basis therefor (subject to Section 5.03(a)). If Purchaser and LivaNova are unable to resolve all such objections within the Resolution Period (or such longer period as Purchaser and LivaNova may mutually agree in writing), the matters remaining in dispute shall be submitted to Deloitte Touche Tohmatsu or one of its affiliates or, if Deloitte Touche Tohmatsu and its affiliates are unable or unwilling to serve, another internationally recognized independent accounting firm mutually agreed upon by Purchaser and LivaNova in writing (such firm being the “Independent Expert”). Sellers and Purchaser shall exercise reasonable best efforts to ensure that the Independent Expert shall be engaged within twenty (20) calendar days following expiration of the Resolution Period pursuant to an engagement letter among Purchaser, LivaNova and the Independent Expert. The Independent Expert shall be instructed, pursuant to such engagement letter, to resolve only those matters set forth in the Notice of Objection remaining in dispute based solely on the written submissions of the parties and not to otherwise investigate any matter independently. Purchaser and LivaNova each agree to use commercially reasonable efforts to furnish to the Independent Expert access to such individuals and such information, books and records as may be reasonably required by the Independent Expert to make its final determination; provided, that LivaNova may redact from Tax Returns information to the extent such information is not primarily related to the Business or the Transferred Subsidiaries. Purchaser and LivaNova shall also instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than thirty (30) calendar days from the date that information related to the unresolved objections was first presented to the Independent Expert by Purchaser and LivaNova. With respect to each disputed line item, such decision shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Initial Closing Statement (or, if the Initial Closing Statement was not delivered in accordance with Section 2.04(a), in the Estimate Report) or LivaNova in the Notice of Objection with respect to such disputed line item. The resolution of disputed items by the Independent Expert shall be final and binding on the parties, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. Each party will bear its own costs and expenses in connection with the resolution of such disputed items by the Independent Expert. After the final determination of the Adjustment Amount, Purchaser shall have no further right to make any claims against LivaNova or any of its affiliates in respect of the Adjustment Amount to the extent such claim was previously satisfied with any payment made pursuant to or otherwise resolved in accordance with this Section 2.04.

(c) Adjustment Payment. When used hereunder, the “Adjusted Initial Closing Date Payment” means an aggregate amount equal to (i) the Base Purchase Price, plus (ii) the Adjustment Amount, as finally determined pursuant to Section 2.04(b). Within ten (10) calendar days after the Adjustment Amount has been finally determined in accordance with Section 2.04(b), (x) if the Initial Closing Date Payment is less than the Adjusted Initial Closing Date Payment by more than the Collar Amount, Purchaser shall pay to LivaNova the entire amount of such shortfall (without regard to the Collar Amount), and (y) if the Initial Closing Date Payment is greater than the Adjusted Initial Closing Date Payment by more than the Collar Amount, LivaNova shall pay to Purchaser the entire amount of such excess (without regard to the Collar Amount). Any payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or LivaNova, as the case may be (such designation to be made at least three (3) Business Days prior to the date on which such payment is due). The parties hereto agree to treat any payment made pursuant to this Section 2.04(c) as an adjustment to the Purchase Price for all applicable Tax purposes, unless otherwise required by applicable Law.

Section 2.05 Deferred Closings.

(a) Notwithstanding anything to the contrary contained in this Agreement, to the extent agreed by LivaNova and Purchaser, the conveyance, assignment, transfer, delivery and acceptance of the Transferred Assets (the “Deferred Assets”) located in certain jurisdictions as may be agreed upon by LivaNova and Purchaser prior to the Initial Closing (the “Deferred Closing Countries”), and the assumption of the Assumed Liabilities (the “Deferred Liabilities”) relating to the Business conducted in the Deferred Closing Countries or relating to such Deferred Assets shall not occur on the Initial Closing Date.

(b) The conveyance, assignment, transfer, delivery and acceptance of the Deferred Assets, and the assumption of the Deferred Liabilities with respect to a Deferred Closing Country shall if reasonably practicable take place at the Initial Closing or otherwise as promptly as reasonably practicable thereafter but in any event on a date not more than six (6) months after the Initial Closing Date, or such other date as LivaNova and Purchaser may mutually agree in writing (each such closing, a “Deferred Closing”) to be held at such place as LivaNova and Purchaser may agree in writing (each day on which a Deferred Closing takes place, being a “Deferred Closing Date”). From and after the Initial Closing, and until the applicable Deferred Closing Date, the Business conducted in the Deferred Closing Countries shall be held for Purchaser’s benefit and account and shall be managed and operated by the applicable Seller for Purchaser’s benefit and account, with all gains, income, losses, Liabilities, Taxes or other items generated thereby to be for Purchaser’s account and borne by Purchaser, in each case, as if the transfer of the Deferred Assets and Deferred Liabilities had occurred at the Initial Closing in accordance with and subject to the terms of this Agreement. The parties hereto agree to treat Purchaser (or its designee) as the owner of such Deferred Assets for all Tax purposes as of the Initial Closing Date, except as otherwise required by applicable Law.

(c) Subject to Section 5.06, at each Deferred Closing, LivaNova and Purchaser shall, and shall cause their respective subsidiaries to, execute and deliver a Local Transfer Agreement and any other conveyance documents required under applicable Laws for the transfer of applicable Transferred Assets and Assumed Liabilities to Purchaser in accordance with Section 1.01 and Section 1.04.

(d) For the avoidance of doubt, there shall be no conditions required to be satisfied or waived prior to a Deferred Closing in order to consummate the transactions contemplated by this Section 2.05 with respect to a Deferred Closing Country.

(e) Unless the context otherwise clearly requires, references in this Agreement to the “Closing” or “Closing Date” shall, with respect to any Deferred Asset or Deferred Liability, be deemed to refer to the applicable Deferred Closing or Deferred Closing Date, respectively.

(f) The parties acknowledge that the portion of the Purchase Price allocable to any Deferred Closing Country, as agreed to by the parties (each a “Deferred Closing Country Amount”), shall have been paid on the Initial Closing Date. In the event that a local payment of some or all of the relevant Deferred Closing Country Amount is required in a particular jurisdiction, on the Deferred Closing Date for a Deferred Closing Country, Purchaser shall cause the applicable designee of Purchaser to pay an amount equal to the required local payment to the applicable Seller on the Deferred Closing Date by wire transfer of immediately available funds to the applicable Seller’s local bank account to be designated by LivaNova in a written notice delivered to Purchaser at least five (5) Business Days before such Deferred Closing. Within ten (10) Business Days following the Deferred Closing Date, LivaNova shall, or shall cause the applicable subsidiary to, reimburse to Purchaser an amount equal to the relevant required local payment in U.S. dollars, by wire transfer of immediately available funds to the bank account to be designated by Purchaser in a written notice delivered to LivaNova at least five (5) Business Days before such Deferred Closing. For all Tax purposes, Purchaser and Sellers agree to treat any payments made under this Section 2.05 as an adjustment to the Purchase Price unless otherwise required by applicable Law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF LIVANOVA AND THE ASSET SELLERS

LivaNova and each Asset Seller, where applicable, hereby represents and warrants to Purchaser, as of the date hereof and, after giving effect to the Restructuring, as of the Initial Closing Date, that, except (a) for any information related to the Business set forth in the reports of LivaNova publicly available and filed with or furnished to the Securities and Exchange Commission after January 1, 2017 and prior to the date hereof (including exhibits and other information incorporated by reference therein, but excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly nonspecific or predictive, cautionary or forward-looking) or (b) as set forth in the disclosure schedules delivered by LivaNova to Purchaser concurrently with the execution of this Agreement (the “Disclosure Schedule”) (provided that any disclosure in a section or subsection of the Disclosure Schedule shall apply only to the corresponding section or subsection of this Article III, as well as to matters represented or warranted in such other sections or subsections of this Article III with respect to which it is reasonably apparent on the face of such disclosure that such disclosure applies or qualifies).

Section 3.01 Organization and Standing. Each Seller is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation. Each Seller is duly qualified or licensed in all material respects as a foreign corporation to do business and, where applicable, is in good standing in each jurisdiction where the ownership of the Transferred Subsidiaries or the character of the material Transferred Assets occupied, owned, leased, operated or otherwise held by such Seller in such jurisdiction or the operation of the Business makes such qualification or licensing necessary. LivaNova has the requisite corporate (or similar organizational) power and authority to enable it to own the Transferred Shares owned by it, and each Asset Seller has the requisite corporate power and authority to enable it to own, operate, lease or otherwise hold the Transferred Assets occupied, owned, leased, operated or otherwise held by it, and to conduct the Business as currently conducted. Each Seller is qualified to do business and in good standing in each jurisdiction in which the ownership of the Transferred Assets or the operation of the Business by such Seller as now being conducted or as contemplated to be conducted makes such qualification necessary, except to the extent the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect.

Section 3.02 Authority; Execution and Delivery; Enforceability. Each member of the Seller Group has the requisite corporate (or similar organizational) power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it in connection with this Agreement, including each Local Transfer Agreement, the Transition Services Agreement, the Trademark License Agreement, the Saluggia Leases and the agreements entered into and documents executed in connection with the implementation of the Restructuring (the “Ancillary

Agreements”) to which it will be a party and to consummate the Acquisition, to the extent applicable, and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each member of the Seller Group has taken all corporate (or similar organizational) action required by its articles of association, certificate of incorporation, bylaws or similar organizational documents, as applicable, to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the Acquisition, to the extent applicable, and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each member of the Seller Group has duly executed and delivered this Agreement and, prior to the Applicable Closing Date, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Applicable Closing Date (assuming the due authorization, execution and delivery by the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.03 Non-Contravention and Approvals.

(a) The execution, delivery and performance by each Seller of this Agreement does not, and neither (x) the execution, delivery and performance by each member of the Seller Group of each Ancillary Agreement to which it will be a party nor (y) the consummation by each Seller of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements (including the Restructuring and the sale, assignment, sublease, conveyance, transfer or delivery of all of the Transferred Assets, notwithstanding the applicability of Section 1.04) will, (i) conflict with or violate the articles of association, certificate of incorporation, bylaws or similar organizational documents, as applicable, of such Seller or its affiliates, (ii) except as set forth in Section 3.03(a) of the Disclosure Schedule, result in any material breach of, constitute a material default under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or Consent under, any Business Contract or material Permit, (iii) conflict with or violate any judgment, order or decree (“Judgment”) or federal, national, supranational, state, provincial or local or administrative statute, law, ordinance, rule, code or regulation, or other similar requirements with similar effects of any Governmental Entity (“Law”) applicable to such Seller, any of the Transferred Assets or the Transferred Subsidiaries, or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the Transferred Assets, the Transferred Shares or the properties or assets of the Transferred Subsidiaries, except, in the case of clauses (iii) and (iv), any such items that would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, waiver, exemption, permit, license, approval or authorization (“Consent”) of, or registration, declaration or filing with, or notification to, any Governmental Entity is required to be obtained or made by the Seller Group in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which they will be a party or the consummation of the Restructuring or the Acquisition, other than compliance with and filings, notifications and approvals under (i) the antitrust, competition or trade regulation Laws (“Merger Control Laws”) set forth in Section 7.01(a) of the Disclosure Schedule and (ii) those set forth in Section 3.03(b) of the Disclosure Schedule.

(c) To the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, sublease, assignment, transfer, conveyance or delivery to Purchaser of any Business Contract or material Permit or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any amendments, Permits or Consents, no Law,

Permit or Contractual restriction applicable to such Business Contract or material Permit would prevent or restrict the parties hereto from entering into commercially reasonable arrangements (including subleasing, sublicensing or subcontracting or enforcing any Business Contract or material Permit on behalf of the other party that is intended beneficiary thereof) to provide the parties the economic and operational equivalent of obtaining such amendment, Permit or Consent as contemplated pursuant to Section 1.04.

(d) No Law or Contractual restriction applicable to any Mixed-Use Contract that is a Business Contract would prevent or restrict the parties from entering into any commercial arrangement (including by means of subcontracting, sublicensing or subleasing or enforcing such Mixed Contract on behalf of the other party that is intended beneficiary thereof) to cause the rights, benefits and obligations of such Mixed Contract to be allocated among Sellers, Purchaser and their respective affiliates in the manner contemplated by Section 5.13(b).

Section 3.04 Transferred Subsidiaries.

(a) Each Transferred Subsidiary is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation, which are set forth in Section 3.04(a) of the Disclosure Schedule. Each Transferred Subsidiary has the requisite corporate (or similar organizational) power and authority and possesses all permits, licenses, franchises, exemptions of, approvals or authorizations from any Governmental Entity (“Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to carry on its business as currently conducted and as contemplated to be conducted, other than such Permits the lack of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Prior to the date hereof, complete and correct copies of the organizational documents of each Transferred Subsidiary have been made available to Purchaser and such organizational documents remain in full force and effect as of the date hereof.

(b) Section 3.04(b) of the Disclosure Schedule sets forth each of the Transferred Subsidiaries and all of the authorized and outstanding shares of capital stock (or comparable interest) of each Transferred Subsidiary and the name of the holders of such shares of capital stock (or comparable interest). All of the outstanding shares of capital stock (or comparable interest) in each Transferred Subsidiary and the Transferred Joint Venture have been duly authorized, validly issued and are fully paid and, as applicable, non-assessable. All of the outstanding shares of capital stock or comparable interest in each Transferred Subsidiary and all of the registered capital of the Transferred Joint Venture have been validly issued and are fully paid and, as applicable, non-assessable. Upon consummation of the transactions contemplated in this Agreement, Purchaser shall be the record and beneficial owner of all outstanding shares or comparable interest in each Transferred Subsidiary, free and clear of any Liens, and LivaNova Holding SAS shall remain the record and beneficial owner, free and clear of any Liens, of the Transferred Joint Venture, which represents 49% of the registered capital of MicroPort Sorin CRM (Shanghai) Co., Ltd. Except as provided for in this Agreement or any Ancillary Agreement, there are no preemptive or other outstanding rights, subscriptions, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the Transferred Shares or the Transferred Joint Venture, pursuant to which LivaNova or a Transferred Subsidiary is or may become obligated to sell, issue, transfer or otherwise dispose of or redeem, purchase or otherwise acquire any shares of capital stock of, or any other comparable interest in, or any securities exercisable or exchangeable for or convertible into any shares of capital stock of, or any other comparable interest in, a Transferred Subsidiary or the Transferred Joint Venture, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Subsidiary or the Transferred Joint Venture, and no securities evidencing such rights are authorized, issued or outstanding. None of the Transferred Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote

(or are convertible or exchangeable into or exercisable for securities having the right to vote) with the equity holders of such Transferred Subsidiary on any matter. There are no contractual rights granted to any third party to have the capital stock of any Transferred Subsidiary or the Transferred Joint Venture registered for sale to the public in connection with the Laws of any jurisdiction. Other than the Transferred Joint Venture, no Transferred Subsidiary owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest, or any interest convertible into or exchangeable for capital stock or other equity interest, in any other person. There are no phantom stock, stock-based performance unit, profit participation or other equity-based compensation award or similar rights providing economic benefits based, directly or indirectly, on the value or price of the stock or other equity interests of the Transferred Subsidiaries or on the Transferred Joint Venture.

Section 3.05 Financial Statements.

(a) Section 3.05 of the Disclosure Schedule sets forth the unaudited balance sheets of the Business as of December 31, 2016 and June 30, 2017 and the related unaudited statements of operations for the fiscal year ended December 31, 2016 and the six months ended June 30, 2017 (collectively, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial condition and results of operations of the Business as of the dates and for the periods referred to therein. The Financial Statements: (i) are unaudited, (ii) have been prepared in accordance with true and complete books of account and other financial records of the Seller Group, (iii) have been derived from LivaNova’s audited historical financial statements (which were prepared in accordance with United States generally accepted accounting principles (“GAAP”) on a consistent basis throughout the periods referred to therein), (iv) may be subject to normal quarterly and year-end adjustments and (v) do not include notes and other presentation items that might customarily accompany LivaNova’s audited financial statements.

(b) When they will be delivered in accordance with this Agreement, the LivaNova Financial Statements: (i) will be in all material respects correct and complete as of the dates and for the periods referred to therein, (ii) will present fairly in all material respects the financial condition and results of operations of the Business as of the dates and for the periods referred to therein, (iii) will have been derived from the accounting records of the Business, and (iv) will have been prepared in accordance with Hong Kong Financial Reporting Standards on a consistent basis throughout the periods referred to therein.

(c) Since January 1, 2016, the books of account and other financial records of LivaNova and its affiliates relating to the Business have been kept accurately in the ordinary course of business consistent with past practice and applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Business have been properly recorded in each case in all material respects. Since January 1, 2016, LivaNova and its applicable affiliates have implemented and maintained accounting controls sufficient to provide reasonable assurances that, in all material respects and in each case solely with respect to the Business, (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary (x) to permit the preparation of financial statements in conformity with the requirements of GAAP and (y) to maintain proper accountability for items, (iii) access to assets is permitted in accordance with management’s general or specific authorization and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.06 Absence of Certain Changes. From December 31, 2016 until the date hereof: (a) all members of the Seller Group have conducted the Business only in the ordinary course consistent with past practice; (b) there has not been any event, occurrence or development that has had, or would be reasonably expected to have, a Material Adverse Effect; (c) no member of the Seller Group has suffered any loss, damage, destruction or other casualty affecting any of the Transferred Subsidiaries, Transferred Assets, material assets of a Transferred Subsidiary, or the Business that would be material to the Business, whether or not covered by insurance, or that has had, or would reasonably be expected to have, a material adverse effect upon the ability of such member of the Seller Group to perform its or their obligations hereunder or timely consummate the transactions contemplated hereby; (d) no member of the Seller Group has sold, leased, subleased, mortgaged, pledged, encumbered, licensed, transferred, assigned, abandoned or otherwise disposed of any material Transferred Assets or material assets of a Transferred Subsidiary, or entered into any Contract regarding the foregoing, other than the sale of Products in the ordinary course of business; and (e) except for matters relating to the process for the sale of the Business, the Restructuring or as otherwise set forth in Section 3.06 of the Disclosure Schedule, no member of the Seller Group has taken any action that, if taken after the date hereof, would constitute a material breach of any of the covenants set forth in Section 5.01.

Section 3.07 No Undisclosed Liabilities. There are no Liabilities of the Transferred Subsidiaries or included within the Assumed Liabilities, whether or not of the type required to be reflected on or reserved against in, or to be disclosed in the notes to, a consolidated balance sheet prepared in accordance with GAAP, other than:

(a) liabilities set forth or reflected or adequately reserved against in the Financial Statements or described as a contingency in any notes thereto;

(b) liabilities incurred in the ordinary course of business since December 31, 2016;

(c) liabilities set forth in Section 3.07 of the Disclosure Schedule;

(d) liabilities and obligations incurred in connection with or as a result of the Acquisition and the other transactions contemplated hereby (including the Restructuring) or the public announcement thereof; or

(e) other liabilities which (i) individually would not reasonably be expected to exceed $1,000,000 and (ii) in the aggregate for all liabilities under this clause (e) would not reasonably be expected to exceed $2,500,000.

Section 3.08 Title to Assets and Shares.

(a) Except as set forth in Section 3.08(a) of the Disclosure Schedule, LivaNova has good and valid title to the Transferred Shares owned by it, free and clear of any mortgages, liens, pledges, charges, pending Claims, options, equitable rights, powers of sale, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or other encumbrances of any kind securing any obligation of any Person or an agreement, arrangement or obligation to create any of the foregoing (collectively, “Liens”) other than Permitted Liens and those imposed by operation of Law, including the Securities Act and the Merger Control Laws set forth in Section 7.01(a) of the Disclosure Schedule. Other than this Agreement, the Transferred Shares are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Transferred Shares.

(b) Asset Sellers and the Transferred Subsidiaries, taken together, have, and as of the Initial Closing Date will have, good and valid title to all Transferred Assets (other than (x) assets that are validly leased or licensed by the Asset Sellers or the Transferred Subsidiaries and (y) those that are depleted, sold or disposed of in the ordinary course of business), in each case free and clear of all Liens, except for (i) such Liens as are set forth in Section 3.08(b) of the Disclosure Schedule, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts which are not delinquent, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) Liens for Taxes or other amounts due to Governmental Entities that are not due and payable or are being contested in good faith by appropriate proceedings and (v) Liens, if any, which do not and, if exercised, would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the Assets to which they relate in the conduct of the Business and, in each case, for which adequate reserves have been established on the Financial Statements (the Liens described in clauses (i) through (v) above are referred to herein, collectively, as “Permitted Liens”).

(c) This Section 3.08 does not apply to Intellectual Property, which is the subject of Section 3.11.

Section 3.09 Condition and Sufficiency of Assets.

(a) The Transferred Assets, together with any services (and the assets, properties and rights used to perform such services) provided by Sellers or their subsidiaries pursuant to any Ancillary Agreement, (i) are all of the Assets, real properties (including plants, buildings, and other structures and improvements located thereon, fixtures contained therein, and appurtenances thereto), personal properties, information-technology assets, title, interest and rights that are necessary to operate and conduct the Business immediately after the Initial Closing substantially in the manner in which it is currently being conducted and as it is being conducted immediately prior to the Binding Offer Date and prior to the Closing Date; and (ii) except for Inventory disposed of in the ordinary course of business consistent with past practice of Sellers, constitute all of the Assets, real properties (including plants, buildings, and other structures and improvements located thereon, fixtures contained therein, and appurtenances thereto), personal properties, information-technology assets, title, interest and rights owned by Sellers or their subsidiaries and affiliates that are primarily used or primarily held for use by Sellers and Transferred Subsidiaries in the conduct of the Business as it is currently being conducted and as contemplated to be conducted. Assuming (x) that the Consents disclosed in Section 3.03 of the Disclosure Schedule are obtained and (y) that there is no fact or circumstance specifically attributable to Purchaser (and that would not reasonably be expected to be applicable to another purchaser of the Business) that would prohibit Purchaser from using the Transferred Assets, Purchaser shall be able to use all of the Transferred Assets in substantially the same manner immediately after the Initial Closing as such Assets, properties, title, interest and rights are used, or such rights are taken advantage of by the Sellers and their respective subsidiaries as of the date hereof and as of immediately prior to the Initial Closing and reflected in the Financial Statements. To the Knowledge of Sellers, no fact or circumstance exists that would prohibit Purchaser from using the Transferred Assets in substantially the same manner immediately after the Initial Closing as such Assets, properties, title, interest and rights are used, or such rights are taken advantage of by the Sellers and their respective subsidiaries as of the date hereof and as of immediately prior to the Initial Closing and reflected in the Financial Statements.

(b) All tangible machinery and equipment that are part of the Transferred Assets have been maintained in accordance with generally accepted industry practice and are in good operating condition and repair (ordinary wear and tear excepted) suitable and adequate in all material respects for continued use in the manner in which they are presently being used. The Inventory levels with respect to the Business are in accordance with LivaNova’s policy, consistent with past practice, and, with respect to any Inventory in excess of LivaNova’s policy, appropriate reserves have been established in accordance with GAAP consistently applied. There are no material accepted and unfulfilled orders related to the Business for the sale of products and services entered into by LivaNova and its subsidiaries as of the date hereof. There are no material claims against LivaNova or any of its subsidiaries to return any merchandise related to the Business by reason of alleged overshipments, defective merchandise or otherwise.

(c) This Section 3.09 does not apply to Intellectual Property, which is the subject of Section 3.11.

Section 3.10 Real Property.

(a) Section 3.10 of the Disclosure Schedule sets forth all real property (i) which any of the Transferred Subsidiaries owns, licenses, leases (as tenant) or subleases (as subtenant), or (ii) which any Seller or any of its retained subsidiaries owns, licenses, leases or subleases primarily in the conduct of the Business (the “Real Property”). The Real Property constitutes all of the real property used in conducting the Business as currently conducted and as contemplated to be conducted. LivaNova has made available to Purchaser true and complete copies of all material leases, subleases, licenses and other occupancy agreements (and all material amendments, modifications, assignments or other agreements related thereto) pursuant to which any Seller or any of its subsidiaries has a right to use, occupy or possess the Real Property or a third party has a right to use, occupy or possess the Real Property (such agreements shall be collectively referred to herein as the “Leases”).

(b) No member of the Seller Group has assigned, leased, subleased, licensed or granted any other person, other than a Transferred Subsidiary, a right to use, occupy or purchase the Real Property or any portion thereof.

(c) With respect to each Lease of Real Property located in France, such Lease (x) is a commercial lease subject to Articles L.145-1 et seq. of the French Commercial Code, (y) gives the lessee thereunder a right of renewal, and (z) does not expire within twenty-four (24) months of the date of this Agreement.

(d) There are no pending or (to the Knowledge of Sellers) threatened condemnation, expropriation, eminent domain, adverse possession, claims of adverse rights or similar proceedings affecting the use or occupancy of any Real Property. No Seller nor any of its subsidiaries (including the Transferred Subsidiaries) has received written notice from any Governmental Entity that the Real Property is in violation of any Law that would interfere with the use of such Real Property in the operation of the Business or that would prevent or materially impair or delay the ability of the Sellers to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby or on a timely basis and, to the Knowledge of Sellers, there are no such outstanding violations.

(e) None of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been repaired and restored in all material respects.

(f) To the Knowledge of Sellers, all such Leases are valid and binding and the obligations of Sellers or Transferred Subsidiaries party thereto are in full force and effect and are enforceable against such Sellers or Transferred Subsidiaries, subject, as to enforcement, to the Enforceability Exceptions. The Seller Group collectively have good title to, or in the case of any Assumed Lease Real Property, valid and binding leasehold interests in, all Real Property, free and clear of all Liens (other than Permitted Liens).

(g) No Seller or Transferred Subsidiary party to any material Lease relating to the Assumed Lease Real Property is in material default under any Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

Section 3.11 Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedule sets forth as of the Binding Offer Date all unexpired Patents, all unexpired trademark registrations, all unexpired copyright registrations, all unexpired domain name registrations, and all pending applications for issuance or registration of any of the foregoing, in each case, that are owned or purported to be owned by or filed in or issued under the name of a member of Seller Group and are included in the Transferred Assets (collectively, the “Company Registered Intellectual Property”), indicating for each item of Company Registered Intellectual Property, (A) the jurisdiction in which such item of Company Registered Intellectual Property has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (B) the owner of and any other Person that has an ownership interest in such item of Company Registered Intellectual Property and the nature of such ownership interest. Section 3.11(a) of the Disclosure Schedule also sets forth, as of the Binding Offer Date, all unregistered trademarks material to the Business that are included in the Transferred Assets, indicating for each item the owner of, and any other Person that has an ownership interest in, such item and the nature of such ownership interest. All Company Registered Intellectual Property is subsisting and valid and enforceable. The Seller Group have made all filings and payments and taken all other actions reasonably required to be made or taken to maintain each item of Company Registered Intellectual Property in full force and effect by the applicable deadline and otherwise in accordance with all applicable Laws. No interference, opposition, reissue, reexamination, inter-partes review, post-grant review or other Proceeding relating to the Company Registered Intellectual Property is, or since January 1, 2015, has been, pending or, to the Knowledge of Sellers, threatened. Each item of Company Registered Intellectual Property is in compliance in all material respects with all legal requirements, and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered Intellectual Property in full force and effect have been made by the applicable deadline. No trademark or trade name included in the Transferred Assets conflicts or interferes with any trademark or trade name owned, used, and applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material trademark included in the Company Registered Intellectual Property. Section 3.11(a) of the Company Disclosure Schedule sets forth a detailed listing with respect to each item of Company Registered Intellectual Property and all actions, filings and payment obligations due to be made to any Governmental Entity within one hundred and twenty (120) calendar days following the Initial Closing Date.

(b) Except as set forth in Section 3.11(b) of the Disclosure Schedule, an Asset Seller or a Transferred Subsidiary, as applicable, exclusively owns the Transferred Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(c) Except as set forth in Section 3.11(c) of the Disclosure Schedule, no member of the Seller Group has entered into an agreement granting any license to any Transferred Intellectual Property that limits or restricts the ability of any Transferred Subsidiary or Asset Seller in any material way to use, assert, enforce, or otherwise exploit the Transferred Intellectual Property, except non-exclusive licenses granted to customers pursuant to customer agreements entered into in the ordinary course of business.

(d) The operation of the Business as currently conducted and the activities of the Sellers with respect to the Business as currently conducted have not and do not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person. No infringement, misappropriation, or similar claim or Proceeding is pending or threatened in writing against any member of the Seller Group that is related to the operation of the Business or the manufacture, sale, offer for sale, importation or use of any Product. Since January 1, 2016, no member of the Seller Group has received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property of another Person by any Transferred Intellectual Property or by the operation of the Business, the activities of the Seller Group with respect to the Business or the Transferred

Subsidiaries or the manufacture, sale, offer for sale, importation and/or use of any Product. No member of the Seller Group has sent any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Transferred Intellectual Property by any another Person. To the Knowledge of Sellers, there is no, infringement, misappropriation or other violation by any Person of any of the Transferred Intellectual Property.

(e) The Seller Group have taken commercially reasonable steps to protect the confidentiality and value of any Trade Secrets included in the Transferred Intellectual Property. Except as set forth in Section 3.11(e) of the Disclosure Schedule, each Person who is or was an employee, officer, director or contractor of any Transferred Subsidiary and who is or was involved in the creation or development of any Transferred Intellectual Property has signed a written agreement containing a present assignment to the applicable Seller of all Intellectual Property in such Person’s contribution to the Transferred Intellectual Property. In each case where a Patent in the Transferred Intellectual Property is held by a Seller or Transferred Subsidiary by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued.

(f) The Transferred Intellectual Property, together with (i) the Intellectual Property licensed to the Sellers under the Transferred Contracts (subject to completion of the separation of Contracts and consents in accordance with this Agreement) and any Mixed-Use Contracts that are not Transferred Contracts, and (ii) the Intellectual Property licensed to the Transferred Subsidiaries under the Ancillary Agreements, are all of the Intellectual Property used in the conduct of or necessary to carry on the Business as it is currently being conducted. Immediately following the Closing, no Seller shall have any right, title, interest or license in or to the Transferred Intellectual Property. This Section 3.11(f) shall not be deemed a representation or warranty of non-infringement of third party Intellectual Property.

(g) Except as set forth in Section 3.11(g) of the Disclosure Schedule, no funding, facilities, or personnel of any Governmental Entity or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Transferred Intellectual Property owned or purported to be owned by or exclusively licensed to any member of the Seller Group.

(h) No member of the Seller Group is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the offer to grant any other Person any license or right to any Transferred Intellectual Property.

(i) The Seller Group has taken steps reasonable under the circumstances to maintain by technically competent personnel and protect from contaminants all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) owned or relied on by the Seller Group relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, or used to develop and provide products to customers in the conduct of the Business as it is currently conducted and as contemplated to be conducted (the “IT Systems”), which are fully functional and operate in a reasonable manner. No member of the Seller Group has experienced within the past three (3) years any material disruption to, or material interruption in, the conduct of Business, including any event, disruption or defect that resulted in the provision of service level credits or the like to any counterparty under any contract, that is attributable to a defect, bug, breakdown or other failure or deficiency of the IT Systems. The Seller Group have in place commercially reasonable backup and disaster recovery facilities, plans and procedures for the IT Systems, have routinely tested such facilities, plans and procedures at least once per year and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Sellers, there have been no unauthorized intrusions or breaches of the security of the IT Systems or infections by viruses or other harmful code.

Section 3.12 Privacy and Data Security.

(a) Except as would not reasonably be expected to have a material impact on the Business, the Transferred Subsidiaries comply, and, to the Knowledge of Sellers, have since January 1, 2016 complied, with all (A) Information Privacy and Security Laws, (B) contractual obligations (including, but not limited to, those with identified customers) and (C) internal and public-facing privacy, data handling and/or security policies of such member, (collectively, “Privacy Laws and Requirements”) relating to (x) the privacy of users of any web properties, products and/or services of such Transferred Subsidiaries; (y) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Data collected or used by the Transferred Subsidiaries; and (z) the transmission of marketing and/or commercial messages through any means, including, without limitation, via email, text message and/or any other means. The term “Personal Data” as used in this Section 3.12 means personal data as defined in the Information and Security Laws.

(b) The Transferred Subsidiaries and Asset Sellers (to the extent they collect any Personal Data that is in the Transferred Assets), maintain privacy policies that describe their respective policies with respect to the collection, use, storage, retention, disclosure, transfer, disposal or other processing of Personal Data as required by the Privacy Laws and Requirements. True and correct copies of all such privacy policies have been made available to Purchaser. Each such privacy policy and, to the Knowledge of Sellers, materials distributed or marketed by the Transferred Subsidiaries since January 1, 2016 has included all information and made all disclosures to users or customers required by all Privacy Laws and Requirements, and none of such disclosures made or contained in any such privacy policy or in any such materials has been misleading or deceptive in violation of any Privacy Laws and Requirements.

(c) To the Knowledge of Sellers and except as would not reasonably be expected to have a material impact on the Business, there is no written complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, the Transferred Subsidiaries or the Asset Sellers (to the extent relating to any Personal Data in the Transferred Assets), by any private party, any data protection supervisory authority, the Department of Health and Human Services, the Federal Trade Commission, any state attorney general or similar state official, or any other Governmental Entities, with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Data. Each Transferred Subsidiary provides its employees with training related to the Privacy Laws and Requirements as applicable to the Personal Data that they collect, use, store, transfer, disclose, maintain and/or otherwise process. Each Transferred Subsidiary has, since January 1, 2016, taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Knowledge of Sellers, since January 1, 2016, there has not been any unauthorized access to, disclosure of, appropriation of and/or any other misuse of any Personal Data of the Transferred Subsidiaries or in the Transferred Assets nor, to the Knowledge of Sellers, has there been any breach in security of any of the information systems used to store or otherwise process any such Personal Data, except as would not reasonably be expected to have a material impact on the Business.

(d) Each Transferred Subsidiary, to the extent located in the European Union, has, as applicable, implemented mechanisms to transfer Personal Data to countries outside the European Economic Area in compliance with applicable Laws implementing the European Union Directives 95/46/EC. The Transferred Subsidiaries have, to the extent applicable, taken and are in the process of taking steps to seek to be compliant with Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, known as the “General Data Protection Regulation,” on or before the day in which it takes effect.

(e) Each Transferred Subsidiary has established and, except as would not reasonably be expected to have a material impact on the Business, is in compliance with a written information security program that: (i) includes commercially reasonable administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and Personal Data; and (ii) is designed to protect against unauthorized access to the IT Systems or Personal Data and the systems of any third party service providers that have access to IT Systems and/or Personal Data.

(f) Except as would not be reasonably expected to have a material impact on the Business, each member of the Seller Group has since January 1, 2016 been in material compliance with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, (“HIPAA”) and the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH Act”) and all regulations issued by the United States Department of Health and Human Services pursuant to the Administrative Simplification Provisions of HIPAA and the HITECH Act, including those regulations addressing the privacy, security, maintenance, disclosure and confidentiality of individually identifiable health information and protected health information that are promulgated at 45 C.F.R. Parts 160, 162 and 164 but not including provisions with regard to transaction codes (collectively, the “HIPAA Laws”).

(g) In respect of any Personal Data held by the Transferred Subsidiaries or that is part of the Transferred Assets, to the Knowledge of Sellers, all information has been provided to, and all necessary consents and authorizations have been obtained from, the individuals to whom the Personal Data relates, including patients required by Information Privacy and Security Laws for the Seller Group to carry on the Business as carried on at the Binding Offer Date.

(h) The Transferred Subsidiaries, to the extent they process Personal Data and are required to register or notify any data protection authority, have made appropriate notifications and/or registration with the applicable data protection authorities.

Section 3.13 Contracts.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a complete and accurate list of each of the following Contracts to which the Transferred Subsidiaries or, if Related to the Business or the ownership or operation of the Transferred Assets, to which any other member of the Seller Group is a party or is bound by:

(i) a collective bargaining agreement or other Contract with any labor organization, trade union, works council or similar bargaining representative (a “Collective Agreement”);

(ii) a Contract, including customer contracts but excluding purchase orders and public tenders entered into in the ordinary course of business consistent with past practice, for the sale of any product or service by the Business involving aggregate payments of more than $1,000,000 per year or $4,000,000 over the term of such Contract;

(iii) a Contract for the purchase by the Business of materials, supplies, equipment or services, including capital commitments or expenditures, involving aggregate payments of more than $1,000,000 per year or $4,000,000 over the term of such Contract;

(iv) a Contract (or group of related Contracts) under which any Transferred Subsidiary has created, incurred, assumed or guaranteed any Indebtedness related to the Transferred Assets or Transferred Subsidiaries, or issued any note or other evidence of Indebtedness to, any person, including any guarantee relating thereto (other than any Contract that will be terminated prior to or as of the Initial Closing), in each case in an amount greater than $1,000,000;

(v) any Contract that creates a Lien on the capital stock (or comparable interest) of any of the Transferred Shares;

(vi) a Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture or other similar agreement or arrangement;

(vii) any Lease requiring (A) annual rentals of $1,000,000 or more or (B) aggregate payments by or to any Seller or any of its subsidiaries of $2,000,000 or more to be made on or after the date hereof;

(viii) a Contract (A) pursuant to which a third party distributor (other than any affiliate of any Seller) has the right to distribute or resell products of the Business in a particular market and (B) involving aggregate payments in excess of $1,000,000 per year or $2,000,000 over the term of such Contract;

(ix) any Contract that is a mortgage, indenture, guaranty, loan or credit agreement, security agreement or is a Contract to which any Transferred Subsidiary is a party creating or granting any Lien on any Transferred Assets or assets or properties of any Transferred Subsidiary, other than Permitted Liens;

(x) any Contract for the acquisition of any Person or any business unit thereof or the disposition of any assets, other than Contracts (A) for acquisitions or dispositions of Inventory in the ordinary course of business consistent with past practice or (B) for acquisitions or dispositions that were consummated more than two (2) years prior to the date hereof;

(xi) any royalty or similar Contract based on the revenues or profits of any Transferred Subsidiary;

(xii) any Contract of indemnification or guaranty to any Person not made in the ordinary course of business consistent with past practice;

(xiii) any Contract with any Governmental Entity, other than purchase orders or tender offers made in the ordinary course of business consistent with past practice;

(xiv) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which the Transferred Subsidiaries have an obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation, or deferred purchase price payment obligation;

(xv) any Contract containing covenants that restrict or limit in any material respect the ability of the Transferred Subsidiaries to engage in the Business or compete with respect to the Business with any Person or in any geographic area;

(xvi) any material Contract that contains a provision or covenant that by its express terms provides for exclusive dealings, “most favored nation” or other similar requirements in favor of any Person with respect to any material asset, product or service of the Business;

(xvii) (A) any Contract providing for employment or engagement of any Employee the performance of which mandates payment of annual compensation in excess of $50,000 and (B) each change in control, retention or similar Contracts with any Employee;

(xviii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which any Transferred Subsidiary or the Business will have any material outstanding obligation after the date of this Agreement;

(xix) any Contract under which any Seller or any subsidiary thereof has advanced or loaned any material amount to any director or officer of any of the Transferred Subsidiaries or any Employee, in each case outside of the ordinary course of business consistent with past practice;

(xx) any Contract (A) between any Seller or a Transferred Subsidiary, on the one hand, and an affiliate of any Seller, or any director, officer or equity holder of such affiliate, on the other hand and (B) between any Seller or any of its affiliates (other than a Transferred Subsidiary), on the one hand, and any Transferred Subsidiary, on the other hand;

(xxi) any material Contracts related to the development or co-development of Intellectual Property; and any Contract that is or contains licenses, sublicenses or other provisions under which a Seller or Transferred Subsidiary (A) is granted rights by others in Intellectual Property, other than Standard Agreements, and (B) has granted rights to others in Intellectual Property, other than Standard Agreements and non-exclusive licenses granted to customers pursuant to customer agreements entered into in the ordinary course of business consistent with past practice;

(xxii) any Contract pursuant to which any third Person provides support or maintenance for IT Systems material to the Business;

(xxiii) any Contract that involves the resolution, conciliation or settlement of any Claim that has not been fully performed by any Seller or any subsidiary thereof or otherwise imposes remaining obligations on such Seller or such subsidiary thereof relating to the Business in excess of $1,000,000 in any individual instance;

(xxiv) a Contract that is required to be filed by LivaNova as a “material contract” pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by LivaNova on a current report on Form 8-K; and

(xxv) any other Contract not otherwise required to be set forth in any section or subsection of the Disclosure Schedule that (A) involves an aggregate future Liability to any person (other than any Seller or the Transferred Subsidiaries) in excess of $2,500,000 and (B) that is not terminable without payment or penalty on thirty (30) calendar days’ (or less) notice.

(b) All Contracts required to be set forth in Section 3.11 and Section 3.13 of the Disclosure Schedule (such Contracts, the “Business Contracts”) are valid, binding and in full force and effect, subject, as to enforcement, to the Enforceability Exceptions, except for such failures to be valid, binding and in full force and effect that would not reasonably be expected to have a Material Adverse Effect. No member of the Seller Group is in breach or default under the Business Contracts, and, to the Knowledge of Sellers, no other party to any Business Contract, is in material breach or material default thereunder. Since December 31, 2016, no member of the Seller Group has received any written or, to the Knowledge of Sellers, oral, threat of termination, withdrawal or cancellation from any other party to a Business Contract that such party intends to terminate or not renew such Business Contract. The Sellers have made available to Purchaser true and complete copies of each Business Contract, together with all material amendments and supplements thereto.

(c) Section 3.13(c) of the Disclosure Schedule sets forth a true, complete and accurate list of all Business Contracts effective as of the date of this Agreement that are Mixed-Used Contracts.

Section 3.14 Taxes.

(a) With respect to the Business, the Transferred Assets and the Transferred Subsidiaries, and except as set forth in Section 3.14(a) of the Disclosure Schedule, (i) all Tax Returns required to be filed pursuant to applicable Tax Law by or on behalf of the Transferred Subsidiaries and the Asset Sellers have been timely filed and such Tax Returns are complete and correct in all material respects, (ii) all Taxes payable or due by or on behalf of the Transferred Subsidiaries and the Asset Sellers (whether or not shown to be due on such Tax Returns) have been paid in full by the due date thereof, (iii) no claims, audits, or administrative or judicial proceedings are pending or have been threatened in writing with respect to any such Taxes, (iv) there has been no written notice of pending or threated investigations, inquiries or audits by any Taxing Authority with respect to any such Taxes, (v) no Transferred Subsidiary or Asset Seller has executed any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, (vi) there are no Liens for Taxes (other than Permitted Liens), (vii) the Transferred Subsidiaries have complied with all obligations to collect or withhold in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party, and have timely paid such withheld amounts to the proper Taxing Authority to the extent due and payable, (viii) no Transferred Subsidiary is a party to or bound by any tax sharing, tax indemnity or tax allocation agreement or other similar agreement with any other person, other than any such agreement that is (A) entered into in the ordinary course of business, the principal purpose of which is not the payment of Taxes or (B) solely among Transferred Subsidiaries, (ix) no Transferred Subsidiary (A) has been a member of any affiliated, consolidated, combined, affiliated or unitary group for any Tax purposes, except for the current consolidated, combined, affiliated or unitary groups of the Sellers and their affiliates of which LivaNova is the parent or (B) has liability for the Taxes of any Person as a result of being or having been a member of any such group, or as a transferee or successor, by contract, or otherwise, (x) (A) each Transferred Subsidiary is, and always has been, resident only in its jurisdiction of incorporation for Tax purposes and no Transferred Subsidiary or Asset Seller is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation, (B) no Transferred Subsidiary (1) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (2) is invested in “United States property” (within the meaning of Section 956 of the Code) or (3) is engaged in a United States trade or business, (xi) neither Purchaser nor any of its affiliates would be required to include any amount in income under Section 951 of the Code with respect to any Transferred Subsidiary were the taxable year for the Transferred Subsidiary deemed to close on the Closing Date, and (xii) each Transferred Subsidiary or Asset Seller with respect to the Transferred Assets has properly collected and remitted sales, value added, and similar Taxes with respect to sales made to its customers or other third parties or has received and retained appropriate Tax exemption certificates or other documentation qualifying such sale as exempt from such Taxes.

(b) Except for the Transferred Shares, none of the Transferred Assets represents an interest in a trust or a business entity for U.S. federal income tax purposes.

(c) No Transferred Subsidiary is or has been a party to any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d) None of the Transferred Subsidiaries (nor any Seller with respect to any of the Transferred Assets or the Business) have taken any action that would have the effect of deferring any Tax liability from any taxable period (or portion thereof) ending on or before the Applicable Closing Date to any taxable period (or portion thereof) beginning after the Applicable Closing Date.

(e) The Transferred Subsidiaries are in compliance with all applicable transfer pricing rules, including the use of an arm’s length or similar amount for related person charges, and the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Transferred Subsidiaries. No Governmental Entity has proposed or asserted in writing the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements.

(f) The Transferred Subsidiaries do not benefit from a favorable, specific or derogatory treatment with respect to Taxes (including any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates) which will be modified, forfeited or terminated as a consequence of the Acquisition contemplated in this Agreement.

(g) No elections have been made with respect to each Transferred Subsidiary under Treasury Regulations Section 301.7701-3 on or prior to the Closing Date. Accurate and complete copies of all Internal Revenue Service Forms 8832 filed with respect to each Transferred Subsidiary have been delivered or made available to Purchaser.

(h) For the purpose of the tax formalities in France, the Transferred Subsidiaries are not real estate companies (sociétés à préponderance immobilière) under the meaning of the second paragraph of I of article 726 of the French Tax Code.

(i) To the extent VAT would apply to the transactions contemplated by this Agreement, Seller anticipates that VAT exemptions apply and as such currently intends not to impose any VAT in respect of the transactions contemplated by this Agreement.

(j) Notwithstanding anything to the contrary contained in this Agreement, LivaNova, the Sellers and the Transferred Subsidiaries make no representations as to the amount or availability in any Post-Closing Tax Period of any net operating losses, credits or other Tax attributes existing as of the Closing.

Section 3.15 Legal Proceedings. Section 3.15 of the Disclosure Schedule sets forth a complete and accurate list of each Proceeding pending, threatened in writing or, to the Knowledge of Sellers, threatened orally, against any member of the Seller Group Related to the Business or the Employees, against the Transferred Subsidiaries or the Transferred Assets or, to the Knowledge of Sellers, against any of the present or former directors, officers or employees of any member of the Seller Group regarding their actions as such with respect to the Business or the Employees, or otherwise in connection with the Acquisition and which, in all cases, would (a) reasonably be expected to be, individually or in the aggregate, material to the Business or the Transferred Subsidiaries or (b) reasonably be expected to prevent or materially interfere with or delay the consummation of the Acquisition. Except as set forth in Section 3.15 of the Disclosure Schedule, no member of the Seller Group is party or subject to or in default under any unsatisfied Judgment, other than such Judgments that are not reasonably likely to be, individually or in the aggregate, material to the Business. No member of the Seller Group has received any written notice of, and there does not exist, any outstanding order or pending or threatened investigation by, any Governmental Entity relating to the Business or the Employees, any Seller’s or any of its subsidiaries’ ownership of the Transferred Subsidiaries or interest in or use of any of the Transferred Assets, or to the Knowledge of Sellers, any of the directors or officers of any Seller or any of its subsidiaries regarding their actions as such Related to the Business, the Employees or the Acquisition.

Section 3.16 Environmental and Health and Safety Matters.

Except as set forth in Section 3.16 of the Disclosure Schedule, and except for any matter that would not reasonably be expected to have a material impact on the Business, (a) the Business is, and since January 1, 2015, has been, in compliance in all material respects with applicable Environmental Laws and Occupational Health and Safety Laws and any Permits issued under such Environmental Laws, (b) there are no Proceedings, Orders, or written notices alleging noncompliance with, or liability under, Environmental Laws pending or, to the Knowledge of Sellers, threatened in writing against any Seller which is Related to the Business or against the Transferred Subsidiaries, and (c) no Transferred Subsidiary has released, generated, stored, treated, transported, disposed of, or arranged for the disposal of any Hazardous Materials in conjunction with its operations, or on, at, to or under the Real Property, in an amount, manner, condition or concentration that would reasonably be expected to result in material liability under Environmental Laws.

Section 3.17 Employee Benefit Plans; Labor.

(a) Section 3.17(a)(i) of the Disclosure Schedule contains a true and complete list as of the Binding Offer Date of each: (i) employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA and (ii) retirement, pension, deferred compensation, medical, dental, disability, life, severance, vacation, incentive bonus, equity-based compensation, stock purchase or other compensation or benefit plan, program, agreement or arrangement, in each case (A) that is sponsored, maintained, contributed to or required to be contributed to by Sellers or their respective subsidiaries or the Transferred Subsidiaries or any of their respective ERISA Affiliates and in which any Employee is eligible to participate, (B) that is sponsored, maintained, contributed to or required to be contributed to by any of the Transferred Subsidiaries or to which any of the Transferred Subsidiaries are party, or (C) otherwise with respect to which any of the Transferred Subsidiaries has or could reasonably expect to have any Liability or obligation (each an “Employee Benefit Plan”). Section 3.17(a)(ii) of the Disclosure Schedule separately identifies each Employee Benefit Plan that is not subject to United States Law maintained primarily in respect of any current or former Employees who are located outside of the United States (a “Foreign Benefit Plan”) and the non-U.S. jurisdiction applicable to each Foreign Benefit Plan. Prior to the date hereof, copies of the Employee Benefit Plans (or summaries thereof) have been made available to Purchaser other than any Employee Benefit Plan that Sellers are prohibited from making available to Purchaser as a result of applicable Laws relating to the safeguarding of data privacy. With respect to each Assumed Benefit Plan, copies of the applicable plan document or agreement, trust, insurance contract, funding vehicle, most recent financial statement and/or actuarial report, and material or non-routine filings with, or notices or correspondence from a Governmental Entity have been made available to Purchaser.

(b) With respect to each Employee Benefit Plan, each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or approval letter from the Internal Revenue Service (the “IRS”) with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Employee Benefit Plan for any period for which such Employee Benefit Plan would not otherwise be covered by an IRS determination and, to the Knowledge of Sellers, no event or omission has occurred that would cause any Employee Benefit Plan to lose such qualification.

(c) (i) Each Assumed Benefit Plan and, except as would not reasonably be expected to have a material impact on the Business, each other Employee Benefit Plan is, and has been operated in material compliance with applicable Laws and is and has been administered in all material respects in accordance with applicable Laws and with its terms, (ii) no Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Sellers, threatened with respect to any Assumed Benefit Plan or, except as would not reasonably be expected to have a material impact on the Business, each other Employee Benefit Plan or any fiduciary or service provider thereof, (iii) all payments and/or contributions required to have been made with respect to all Assumed Benefit Plans or, except as would not reasonably be expected to have a material impact on the Business, with respect to each other Employee Benefit Plan, either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law, and (iv) the Assumed Benefit Plans or, except as would not reasonably be expected to have a material impact on the Business, each other Employee Benefit Plan, satisfy in all material respects the minimum coverage and discrimination requirements under the Code.

(d) No Employee Benefit Plan is, and none of the Sellers or any of their respective ERISA Affiliates maintains, contributes to, or is required to contribute to or otherwise has liability that has not been paid in full under, (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(e) None of the Employee Benefit Plans provides health care or any other non-pension benefits to any Employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar Law), and none of the Sellers or any of their respective ERISA Affiliates has promised to provide such benefits to Employees.

(f) (i) Each Assumed Benefit Plan may be amended, terminated, or otherwise modified to the greatest extent permitted by applicable Law, including the elimination of any and all future benefit accruals thereunder and (ii) except as would not reasonably be expected to have a material impact on the Business, neither Sellers nor any ERISA Affiliate thereof has announced their intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan.

(g) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is, or to the Knowledge of Sellers, will be, subject to the penalties of Section 409A(a)(1) of the Code. None of Sellers or any of the Transferred Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former Employee or other service provider working in the Business; (ii) could result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any current or former Employee or other service provider working in the Business.

(i) Without limiting the generality of the foregoing, with respect to each Foreign Benefit Plan, except as set forth in Section 3.17(i) of the Disclosure Schedule: (i) except as would not reasonably be expected to have a material impact on the Business, all employer and employee contributions required to be made by applicable Law or by the terms of such Foreign Benefit Plan have been made, or if applicable, accrued in accordance with normal accounting practices; (ii) no Foreign Benefit Plan is a defined benefit pension plan or has any unfunded or underfunded liabilities; and (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the applicable Governmental Entity.

(j) Except as set forth in Section 3.17(j)(i) of the Disclosure Schedule, no Seller or Transferred Subsidiary is party to or bound by any Collective Agreement that governs the terms and conditions of employment of any Employees. Except as set forth in Section 3.17(j)(ii) of the Disclosure Schedule, to the Knowledge of Sellers, and since January 1, 2015: (i) no labor organization, trade union, works council or similar bargaining representative has been certified as representing any of the Employees, (ii) no labor organization, trade union, works council or similar bargaining representative has been recognized by Sellers as representing any of the Employees and (iii) there are and have been no ongoing or threatened union organizing activities involving Employees. Since January 1, 2015, there have been no strikes, work stoppages, lockouts, unfair labor practice charges, material grievances, material labor arbitrations or other material labor disputes involving or affecting the Transferred Subsidiaries, the Transferred Assets, the Business or the Employees.

(k) Sellers (with respect to the Business and the Employees) and/or the Transferred Subsidiaries are in compliance in all material respects with all Laws governing the employment of labor, social security, or the workplace, including, without limitation, provisions relating to wages, hours, social security obligations, profit sharing, safety and health, work authorization, worker classification, equal employment opportunity, discrimination, disability rights, plant closures and layoffs, employee leave, labor relations, affirmative action, immigration, vacation, withholding (including social security and Taxes), unemployment compensation, workers’ compensation, and employee privacy. Sellers (with respect to the Business and the Employees) and/or the Transferred Subsidiaries have no material liability with respect to: (A) any misclassification of any person as an independent contractor rather than as an employee, (B) any Employee currently self-employed or employed by another employer or (C) any misclassification of any employee currently or formerly classified as exempt from any entitlement to overtime wages.

(l) Section 3.17(l) of the Disclosure Schedule contains a complete and accurate spreadsheet of the current Employees as of the Binding Offer Date and shows with respect to each such Employee (i) the Employee’s identification number, (ii) the position held by the employee, (iii) other than as provided as part of an Employee Benefit Plan, all remuneration payable to each such Employee, or any Person connected with such Employee, and includes, if any, particulars of all profit sharing, incentive, commission and bonus arrangements (including any change in control payments), with respect to such Employee, (iv) the Employee’s date of hire and service period for the purpose of employee related entitlements, (v) the location of employment, (vi) the Employee’s accrued leave entitlements, (vii) visa status, (viii) leave status, (ix) exemption status and (x) employing entity. Sellers shall update this list two (2) calendar days prior to the Initial Closing and, as applicable, prior to the Deferred Closing.

(m) Sellers have provided Purchaser with copies of the standard terms and conditions and form employment contract applicable to each Employee, descriptions of any terms and conditions that vary substantially from the standard terms and conditions, copies of each employment contract for each Employee that deviates in any material respect from the standard form contracts applicable to Employees in each respective country, and each agreement related to such Employee’s participation in the CRM Retention Bonus Program.

(n) Section 3.17(n) of the Disclosure Schedule contains an accurate and complete list of all persons that have a material consulting, advisory or independent contractor relationship with a Transferred Subsidiary currently along with (i) the nature of the service, (ii) location of services, (iii) rate of pay and (iv) amount paid in the year ended December 31, 2017. The services provided by each such person are terminable without cause at the discretion of the Transferred Subsidiaries and any such termination would result in no Liability to any Transferred Subsidiary.

(o) Prior to the date of this Agreement, Sellers have satisfied, or have caused the relevant Transferred Subsidiary to satisfy, any pre-signing legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any Employee, or to comply with any other kind of information and/or consultation process relating to the Employees legally or contractually required to occur prior to the execution of this Agreement, in each case in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(p) To the Knowledge of Sellers and as of the Binding Offer Date, no Employee who is eligible for the CRM Retention Bonus Program intends to terminate his or her employment prior to the one (1) year anniversary of the Closing or refuse an offer of employment from Purchaser or its affiliates.

Section 3.18 Compliance with Laws.

(a) Except as set forth in Section 3.18(a) of the Disclosure Schedule and except, in each case, for instances of non-compliance that would not reasonably be expected to have a Material Adverse Effect, (i) since January 1, 2014, the Transferred Subsidiaries and the Business have been in compliance with all applicable Health Care Laws; (ii) since January 1, 2015, each member of the Seller Group has complied with all applicable Laws, and (iii) the Business and the Transferred Subsidiaries are not currently in violation of any applicable Laws. No member of the Seller Group or the Transferred Subsidiaries has received written or (to the Knowledge of Sellers) oral notification of any pending or threatened Proceeding from any Governmental Entity alleging potential or actual non-compliance by, or liability of, LivaNova or any of its subsidiaries (including the Transferred Subsidiaries) under any Health Care Law, in each such case, Related to the Business, except as would not reasonably be expected to have a Material Adverse Effect.

(b) Neither LivaNova, nor any of its subsidiaries (including the Transferred Subsidiaries), has received, since January 1, 2015, any written notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from any Governmental Entity alleging or asserting material non-compliance with any applicable Health Care Laws or Permits, and, to the Knowledge of Sellers, there is no such action or proceeding pending or threatened.

(c) To the Knowledge of Sellers, since January 1, 2015, no clinical trial directly conducted or supervised by LivaNova or any of its subsidiaries (including the Transferred Subsidiaries), or in which LivaNova or any of its subsidiaries has participated, has been suspended or terminated due to any action or failure to act on the part of LivaNova or any of its subsidiaries.

(d) Since January 1, 2015, each of LivaNova and its subsidiaries (including the Transferred Subsidiaries) have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any “Class I” recall or material field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Transferred Assets or any Transferred Subsidiaries’ medical device products. To the Knowledge of Sellers, there are no facts which are reasonably likely to cause, and Sellers have not received since January 1, 2015 any written notice from any Governmental Entity requesting or requiring, (i) the recall, market withdrawal or replacement of any medical device products sold or intended to be sold by LivaNova or its subsidiaries (including the Transferred Subsidiaries) Related to the Business, (ii) a change in the marketing classification or a material change in the labelling of any such medical device products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such medical device products, or (iv) a negative change in reimbursement status of such a medical device product, that in each case of (i) through (iv), has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.19 Permits. Section 3.19 of the Disclosure Schedule sets forth a complete and accurate list as of the Binding Offer Date of all material Permits that are required for the operation of the Business as currently conducted. Except as set forth in Section 3.19 of the Disclosure Schedule, (a) all Permits held by the Transferred Subsidiaries are valid and in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect, (b) no Seller nor any of its subsidiaries (including the Transferred Subsidiaries) is in default, and, to the Knowledge of Sellers, no condition exists or, that after notice or lapse of time or both, would reasonably be expected to permit the revocation, cancellation or suspension of any such Permit the loss of which would reasonably be expected to have a Material Adverse Effect and (c) no Proceeding is pending or, to the Knowledge of Sellers, threatened in writing that would be reasonably expected to result in the revocation, cancellation or suspension of any such Permit the loss of which would reasonably be expected to have a Material Adverse Effect. LivaNova and its subsidiaries hold and are in compliance with all material Health Care Permits that are required for the conduct and operation of the Business as presently conducted. To the Knowledge of Sellers, each third party that is a supplier or contractor for LivaNova or any of its subsidiaries holds and is in compliance in all material respects with all Health Care Permits required by all Health Care Laws insofar as they reasonably pertain to the products or services the third party provides to LivaNova or any subsidiary thereof in connection with the Business or the operation or conduct of the Business. There is no materially false or misleading information or significant omission in any product application or other submission related to any Health Care Permit submitted by LivaNova or any subsidiary thereof to any Governmental Entity administering Health Care Laws in connection with the Business or the operation or conduct of the Business.

Section 3.20 Insurance. All material policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance issued to any Seller or any affiliate of any Seller (including the Transferred Subsidiaries) for which the policy period has not yet ended, only to the extent such policies provide coverage for the Business, the Transferred Assets or the Assumed Liabilities, including any self-funded insurance policies or arrangements (collectively, the “Insurance Policies”), are in full force and effect, all premiums thereon have been timely paid or, if not yet due, accrued, and no written notice of actual or intent of cancellation, termination, reduction or non-renewal has been received by any member of the Seller Group with respect to any such Insurance Policy. No Seller nor any subsidiary thereof (including any Transferred Subsidiary) has within the past three (3) years (a) been in breach or default in any material respect (including with respect to the payment of premiums or the giving of notices) with respect to its obligations under any Insurance Policies, and, to the Knowledge of Sellers, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default in any material respect, or permit termination, modification or acceleration under such Insurance Policies, (b) repudiated any provision of any Insurance Policies or (c) been denied insurance coverage related to the Business. Section 3.20 of the Disclosure Schedule sets forth as of the Binding Offer Date (i) all material Insurance Policies maintained by Sellers and the Transferred Subsidiaries which are Related to the Business, the Transferred Assets or the Assumed Liabilities and (ii) a list of all material claims currently pending under any such Insurance Policies.

Section 3.21 Certain Business Relationships with Affiliates. Except as set forth in Section 3.21 of the Disclosure Schedule, no affiliate of any Seller (other than the Transferred Subsidiaries or any of the Sellers themselves) (i) owns any material property or right, tangible or intangible, which is used by a Transferred Subsidiary or (ii) owes any money to, or is owed any money by, the Business, other than pursuant to commercial relationships or services pursuant to Contracts disclosed in Section 3.21 of the Disclosure Schedule. LivaNova has made available to Purchaser each Contract between a Transferred Subsidiary, on the one hand, and any Seller or any affiliate of any Seller (other than the Transferred Subsidiaries), on the other hand.

Section 3.22 Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of any Seller or any subsidiary thereof that might be entitled to any fee or commission in connection with the Acquisition other than Barclays Capital Inc. whose fees and expenses will be paid by Sellers or their respective subsidiaries (other than a Transferred Subsidiary).

Section 3.23 OFAC Matters. No member of the Seller Group, nor any Person or entity acting on behalf of any of the foregoing, (i) is currently or has within the past five (5) years been the subject or the target of any Sanctions, (ii) is or has within the past five (5) years been located, organized or resident in a country, territory or geographical region that is itself the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria, Sudan, and the Crimea region of Ukraine) or whose government is the subject or target of Sanctions, (iii) is or has within the past five (5) years been named in any Sanctions- or export-related list maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including without limitation the Specially Designated Nationals and Blocked Persons List maintained by OFAC, (iv) is or has within the past five (5) years been, otherwise, by public designation of the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other equivalent, applicable Governmental Entity, the subject or target of any Sanctions, (v) is a Person with which any United States person is prohibited from dealing or otherwise engaging in any transaction by any applicable Law or executive order, (vi) is or has within the past five (5) years been greater than 50% owned or controlled by one or more Persons described in clauses (i) through (v) or is otherwise the subject or target of Sanctions or export Laws, or (vii) conducts any business or engages in, or has conducted any business or engaged in, making or receiving any contribution of goods, services or money or any thing of value to or for the benefit of any Person, or in any country or territory that is the subject of Sanctions, other than in compliance with Sanctions. No Proceeding by or before any Governmental Entity with respect to any such Sanctions or export or import Laws is pending or, to the Knowledge of Sellers, threatened, nor is any investigation by or before any Governmental Entity involving any member of the Seller Group with respect to any such Sanctions or export or import Laws pending or threatened.

Section 3.24 Anti-Corruption Laws. No member of the Seller Group, or, to the Knowledge of Sellers, any director, executive, officer, agent, employee, distributor or other Person acting on behalf of any member of the Seller Group, directly or indirectly, has offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another Person, to: (a) any Government Official in order to improperly (i) influence any act or decision of such Government Official, in his or her official capacity, (ii) induce such Government Official to do or omit to do any act in violation of his or her lawful duties, (iii) induce such Government Official to use his or its influence with a Governmental Entity to assist the Seller Group in obtaining or retaining business for or with, or directing business to, any person, including the Seller Group, or (iv) otherwise secure any improper advantage, in each case in violation of any Anti-Corruption Law; or (b) any other person with the intention of influencing a person (who need not be the recipient of the advantage) to perform his or her function improperly, or where the acceptance of such advantage would itself be improper or in any manner that constitutes commercial bribery or an illegal kickback, or would otherwise violate any Anti-Corruption Law.

Section 3.25 Bank Accounts. Section 3.25 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which any of the Transferred Subsidiaries has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, and (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the Representatives of any of the Transferred Subsidiaries having signatory power with respect thereto.

Section 3.26 Product Warranties; Product Liability. There is no material Proceeding, or to the Knowledge of Sellers, any investigation by any Governmental Entity relating to any product, including the packaging and advertising related thereto, that since January 1, 2015 was manufactured, processed, sold or placed in the stream of commerce by the Business or any services provided since January 1, 2015 by the Business (a “Product”), or Proceeding involving a Product, which is pending or, to the Knowledge of Sellers, threatened, by any Person. Since January 1, 2015, there has not been, nor is there under consideration by the Business, any Product recall or post-sale warning of a material nature conducted by or on behalf of the Business concerning any Product. All Products have complied and comply with applicable governmental authorizations, contractual commitments, express and implied warranties and Laws, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and there have not been and there are no material defects or deficiencies in such Products.

Section 3.27 Customers and Suppliers. Section 3.27 of the Disclosure Schedule sets forth a complete and accurate list of the top twenty (20) customers (including distributors and resellers) (the “Top Customers”) and top ten (10) suppliers (the “Top Suppliers”) of the Business by dollar volume of sales and purchases, respectively, for the fiscal year ended December 31, 2016 and the six months ended June 30, 2017. Neither LivaNova nor any of its subsidiaries has received any written notice from or otherwise been notified in any overt communication by any Top Supplier to the effect that such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Business (whether as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or otherwise). Neither LivaNova nor any of its subsidiaries has received any written notice from or otherwise been notified in any overt communication by any Top Customer to the effect that such customer will stop, or materially decrease the rate of, purchasing services and/or products of the Business (whether as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or otherwise).

Section 3.28 Certain Information. None of the information supplied or to be supplied by LivaNova or any of its subsidiaries with regards to itself, the Business, the Transferred Subsidiaries or the Transferred Assets for inclusion or incorporation by reference in the Circular will, at the date of the Circular and at the time of the MicroPort Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 3.29 Disclaimer of Other Representations and Warranties. Except as expressly set forth in this Article III, as qualified by the Disclosure Schedule, or in the Local Transfer Agreements, (A) none of the Sellers nor any other Person makes any representations or warranties, whether express, implied or statutory, with respect to the Business, the Transferred Shares, the Transferred Assets or the Assumed Liabilities, including any implied warranties or merchantability, fitness for a particular purpose, including as to (i) the maintenance, repair, condition, design, performance or marketability of any Transferred Asset or any asset or property of the Transferred Subsidiaries, (ii) the operation of the Business by Purchaser after the Initial Closing, (iii) the maturity or acceleration of any contingent liability or other liability not yet due and owing relating to the Transferred Subsidiaries or the Business, or (iv) the probable success or profitability of the Business after the Initial Closing, and (b) LivaNova hereby disclaims all Liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its affiliates or Representatives (including any opinion, advice, information, documents, projections, forecasts or other material made available to Purchaser or its affiliates or Representatives) in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the Acquisition or any of the other transactions contemplated by this Agreement. Except for the representations and warranties contained in this Article III, as qualified by the Disclosure Schedule, or the Local Transfer Agreements, the Transferred Assets are conveyed on an “AS IS” and “WHERE IS” basis. Seller acknowledges that nothing set forth in this Section 3.29 or in Section 4.07 limits the rights that may be available to Purchaser under any Ancillary Agreements.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and MicroPort each hereby represents and warrants to LivaNova, as of the date hereof and as of the Initial Closing Date, as follows.

Section 4.01 Organization. Each of MicroPort, Purchaser and each subsidiary of Purchaser that is specified to be a party to any Ancillary Agreement (each, a “Purchaser Subsidiary”) is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation.

Section 4.02 Authority; Execution and Delivery; Enforceability. Each of MicroPort and Purchaser has the requisite corporate (or similar organizational) power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and, subject to receipt of MicroPort Shareholder Approval at the MicroPort Shareholder Meeting, to consummate the Acquisition and the other transactions contemplated by this Agreement and such Ancillary Agreements. Each Purchaser Subsidiary has the requisite corporate (or similar organizational) power and authority to execute the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. Each of MicroPort and Purchaser has taken all corporate (or similar organizational) action required by its articles of association, certificate of incorporation, bylaws and other organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and, subject to receipt of MicroPort Shareholder Approval at the MicroPort Shareholder Meeting, to authorize the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements. Each Purchaser Subsidiary will, prior to the Initial Closing, have taken all corporate (or similar organizational) action required by its articles of association, certificate of incorporation, bylaws and other organizational documents, as applicable, to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Each of MicroPort and Purchaser has duly executed and delivered this Agreement and, prior to the Initial Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by LivaNova) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Initial Closing (assuming the due authorization, execution and delivery of the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions. Prior to the Initial Closing, each Purchaser Subsidiary will have duly executed and delivered each Ancillary Agreement to which it will be a party, and each Ancillary Agreement to which it will be a party will after the Initial Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

Section 4.03 Non-Contravention and Approvals.

(a) The execution, delivery and performance by Purchaser and MicroPort of this Agreement does not, and neither the execution, delivery and performance by Purchaser, MicroPort and each Purchaser Subsidiary of each Ancillary Agreement to which it will be a party nor the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements and by each Purchaser Subsidiary of the transactions contemplated to be consummated by it by such Ancillary Agreements will, (i) subject to receipt of MicroPort Shareholder Approval at the MicroPort Shareholder Meeting, conflict with or violate the articles of association, certificate of incorporation, bylaws and other organizational documents, as applicable, of Purchaser, of MicroPort or any Purchaser Subsidiary, (ii) result in a breach of or constitute a default under any Contract to which Purchaser, MicroPort or any Purchaser Subsidiary is a party or by which any of their respective properties or assets is bound, (iii) subject to receipt of MicroPort Shareholder Approval at the MicroPort Shareholder Meeting, conflict with or violate any Judgment or Law applicable to Purchaser, MicroPort or any Purchaser Subsidiary or their respective properties or assets or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser, MicroPort or any Purchaser Subsidiary, except, in the case of clauses (ii), (iii) and (iv), any such items that would not reasonably be expected to have a material adverse effect on the ability of Purchaser or MicroPort to consummate the Acquisition and the other transactions contemplated by this Agreement (a “Purchaser Material Adverse Effect”).

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to MicroPort, Purchaser or any affiliate of Purchaser in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition, other than compliance with and filings, notifications and approvals under the Merger Control Laws listed in Section 7.01(a) of the Disclosure Schedule.

Section 4.04 Legal Proceedings. There are not any (a) outstanding Judgments against Purchaser, MicroPort or any of their affiliates or (b) Proceedings pending or, to the knowledge of Purchaser, threatened in writing against Purchaser, MicroPort or any of their affiliates that, in any such case, would reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect.

Section 4.05 Availability of Funds. Purchaser will have on the Initial Closing Date, sufficient immediately available funds to pay the Purchase Price and to perform Purchaser’s other obligations under this Agreement and any Ancillary Agreements.

Section 4.06 Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Purchaser or MicroPort that might be entitled to any fee or commission in connection with the Acquisition.

Section 4.07 LivaNova’s Representations; Independent Investigation.

(a) Each of Purchaser and MicroPort acknowledges and agrees that, other than the representations and warranties of LivaNova specifically contained in Article III, as qualified by the Disclosure Schedule, or the Local Transfer Agreements, there are no other representations or warranties of LivaNova or any other person either expressed or implied with respect to the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Shares, the Transferred Subsidiaries or the transactions contemplated hereby, individually or collectively. Each of Purchaser and MicroPort together with and on behalf of their respective affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties that may have been made by any person, and Purchaser, together with and on behalf of its affiliates and Representatives, acknowledges and agrees that LivaNova and its affiliates (including, before and after the Initial Closing, the Transferred Subsidiaries) have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any person. Each of Purchaser and MicroPort acknowledges that except for the representations and warranties contained in Article III as qualified by the Disclosure Schedule, and the Local Transfer Agreements, the Transferred Assets and the assets of the Transferred Subsidiaries are conveyed on an “AS IS” and “WHERE IS” basis.

(b) Except as expressly set forth in any representation or warranty in Article III, as qualified by the Disclosure Schedule, or the Local Transfer Agreements, each of Purchaser and MicroPort acknowledges and agrees that none of the Purchaser Indemnitees shall have any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) arising out of any information, documents or materials made available or otherwise furnished to or for each of MicroPort, Purchaser, their respective affiliates or respective Representatives by LivaNova, any of its affiliates, or any of their respective Representatives in anticipation to effecting the transactions contemplated hereunder.

(c) Notwithstanding the foregoing Section 4.07(a) and Section 4.07(b), nothing in this Section 4.07 shall limit the right of the Purchaser Indemnitees to rely on the representations and warranties of LivaNova and each Asset Seller set forth in Article III, as qualified by the Disclosure Schedule, and the Local Transfer Agreements or their right to indemnification under Article IX, or shall operate in any manner to limit a claim for fraud. Nothing set forth in this Section 4.07 limits the rights that may be available to Purchaser under any Ancillary Agreements.

ARTICLE V.

COVENANTS

Section 5.01 Conduct of Business.

(a) Except for matters (1) set forth in Section 5.01 of the Disclosure Schedule, (2) consented to by Purchaser in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed), or (3) otherwise expressly required by this Agreement, applicable Law or the Restructuring Plan, during the period from the Binding Offer Date (A) until the Initial Closing Date with respect to the Transferred Assets, Transferred Subsidiaries and Transferred Shares transferred on the Initial Closing Date and (B) until the applicable Deferred Closing Date for all Transferred Assets, Transferred Subsidiaries and Transferred Shares that are so transferred in accordance with Section 2.05, LivaNova shall, and shall cause each of the other Sellers and its and their respective affiliates to, (x) use reasonable best efforts to (I) preserve intact the Assets Related to the Business in all material respects and the operations and goodwill Related to the Business, and (II) preserve their business relationships, as of the date hereof and as of the Initial Closing Date (or the date of the applicable Deferred Closing (in accordance with Section 2.05)), with the Business’ customers, suppliers, distributors, creditors, employees and other Persons having a business relationship with the Business in all material respects, and (y) cause the Business and the Transferred Subsidiaries (I) to be conducted in all material respects in the ordinary course and (II) not to take any of the following actions:

(i) adopt or propose any change to the charter, articles of association, certificate of incorporation or bylaws (or similar organizational documents) of any Transferred Subsidiary;

(ii) issue, pledge, dispose of, transfer, encumber or sell any capital stock, notes, bonds or other securities of the Transferred Subsidiaries (or any option, warrant, phantom right, call, commitment or other right to acquire the same) or redeem any of the capital stock of the Transferred Subsidiaries;

(iii) split, combine, subdivide, reclassify or redeem, or purchase or otherwise acquire, any outstanding securities of the Transferred Subsidiaries;

(iv) (A) grant, pay or award, or commit to grant, pay or award, any bonuses or incentive compensation (including any equity-based awards and compensation) to any Employee, other than (x) short-term cash incentive bonus plans in ordinary course of business consistent with past practice or (y) as required pursuant to the terms of any existing Employee Benefit Plan or Contract; (B) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Employees, other than the vesting of any accrued benefits under the Employee Benefit Plans, other than (x) annual merit-based salary increases in the ordinary course of business consistent with past practice or (y) as required pursuant to the terms of any existing Employee Benefit Plan or Contract; (C) hire, terminate the employment of, or promote any Employee other than terminations for cause and hiring of Employees for replacement due to attrition in the ordinary course of business; (D) establish, adopt, enter into, amend in any material respect or terminate any Employee Benefit Plan (or any plan or agreement that would be an Employee Benefit Plan if in existence on the date of this Agreement); (E) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Employee Benefit Plan; in each case, except as otherwise required by applicable Laws; or (F) other than in connection with replacements due to attrition in the ordinary course of business, transfer or modify the job responsibilities of (1) any employee of Sellers or their affiliates, who is not an Employee, such that such person becomes an Employee; or (2) any Employee in a manner that would result in such individual no longer meeting the definition of an Employee;

(v) with respect to any Transferred Subsidiary, declare, set aside, or pay any dividend or other distribution, in the case of any such dividend or distribution, that is payable in stock or property (other than cash or Excluded Assets) with respect to its capital stock or other equity interests therein;

(vi) with respect to any Transferred Subsidiary, adopt a plan of complete or partial liquidation or undertake a dissolution, merger, consolidation, restructuring, recapitalization, amalgamation, reclassification or other reorganization to the extent, in each case, inconsistent with the Restructuring Plan or the consummation of the Acquisitions as contemplated by this Agreement and the Ancillary Agreements;

(vii) sell, lease, license, transfer, assign, abandon or otherwise dispose of or grant a Lien (other than a Permitted Lien) in respect of any Transferred Assets, excluding any Transferred Registered Intellectual Property, or the Assets of a Transferred Subsidiary, other than (A) the sale of products and non-exclusive licenses in the ordinary course of business or (B) the sale of disposal of any Inventory at the end of its useful life or out of redundancy;

(viii) sell, license, transfer, assign, abandon, permit to lapse or otherwise dispose of or agree not to assert or grant a Lien (other than a Permitted Lien) in respect of any Transferred Intellectual Property, other than in the ordinary course of business consistent with past practice, including expirations of Intellectual Property registrations or Patents in accordance with the applicable statutory term;

(ix) intentionally disclose any know-how, material confidential information or Trade Secrets relating to the Business, other than pursuant to written confidentiality agreements entered into in the ordinary course of business and including reasonable protections of such know-how, other material confidential information and Trade Secrets;

(x) permit any Transferred Subsidiary or Asset Seller to create, incur, assume or guarantee any Indebtedness in excess of $1,000,000 or issue or sell any notes, bonds or other debt securities or warrants or other rights to acquire any debt security of a Transferred Subsidiary or Asset Seller, in each case, other than (A) trade payables in the ordinary course of business and (B) Indebtedness that will not be an Assumed Liability and that will not result in any Lien (other than a Permitted Lien) following the Initial Closing on the Transferred Shares or Transferred Assets;

(xi) enter into, amend or terminate any Contract between a Transferred Subsidiary, on the one hand, and LivaNova or its affiliates (other than a Transferred Subsidiary), on the other hand, except for such ordinary course commercial Contracts that either (A) do not involve the payment and receipt of consideration in excess of $1,000,000 or (B) that (1) will be terminated on or prior to the Initial Closing or (2) are terminable without penalty within thirty (30) calendar days;

(xii) permit any Transferred Subsidiary or Asset Seller to create, incur, assume, or guarantee any intercompany accounts, whether payables or receivables, that will not be terminated prior to the Initial Closing, in each case other than in the ordinary course of business;

(xiii) fail to satisfy when due any material Liability (other than (x) any such Liability that is being contested in good faith or (y) any such Liability of a nature that is included in the definition of “Indebtedness” or “Current Liabilities”);

(xiv) enter into any Contract that, had it been in place as of the date hereof, would have been a Business Contract, or terminate or materially amend any Business Contract, in each case other than any such Contract which requires annual payments or revenue of $2,000,000 or less or which is entered into or modified in the ordinary course of business or to the extent required to renew or extend the term of any Business Contract that would otherwise expire;

(xv) terminate, amend or modify in any manner any Lease other than pursuant to its terms or in the ordinary course of business or enter into any new lease, sublease or occupancy agreement with respect to any Assumed Lease Real Property or to which a Transferred Subsidiary would be a party except in the ordinary course of business;

(xvi) transfer any assets or Liabilities between the Business, on the one hand, and any other business of Sellers and their respective subsidiaries (other than the Transferred Subsidiaries), on the other hand, other than (A) as expressly contemplated or permitted by this Agreement, the Ancillary Agreements and/or the Restructuring Plan, and (B) for the settlement of existing intercompany payables and intercompany receivables in the ordinary course of business;

(xvii) enter into any compromise, settlement or release with respect to any Proceeding relating to the Business other than (A) any such compromise, settlement or release that results only in an obligation of a Transferred Subsidiary to pay no more than $500,000 (and such amount is paid substantially concurrently with the settlement), does not impose any ongoing limits on the conduct or operation of the Business, and that results in a full release of Purchaser and its affiliates (including the Transferred Subsidiaries) of the claims giving rise to such Proceeding without any post-Closing Liability on Purchaser, its subsidiaries and the Business, or (B) any such compromise, settlement or release that results only in a claim of a Transferred Subsidiary to receive a payment of no more than $500,000 in respect of settling any such Proceeding; provided that, such compromise, settlement or release does not constitute the cancellation or compromise of any material Indebtedness or claim or waiver of any rights, in each case, of material value to the Business without the Business receiving a realizable benefit of similar or greater value, or voluntarily suffering of any material loss;

(xviii) with respect to the Business, the Transferred Subsidiaries and the Transferred Assets, except as required by applicable Law: (A) make, change or revoke any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (C) change any annual Tax accounting period, adopt or change any method of Tax accounting, (D) file any amended Tax Return or prepare or file any Tax Return in a manner inconsistent with past practice, (E) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax (other than commercial agreements entered into in the ordinary course of business the principal subject matter of which is not Taxes), (F) file any claim for, or surrender any right to claim, a material Tax refund; (G) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment (other than any automatic extensions that are granted consistent with past practice), or (H) incur any liability for Taxes outside the ordinary course of business or fail to pay any Tax that becomes due and payable (including any estimated Tax payments);

(xix) change any method of accounting or accounting practice used in connection with the Business, except for any such changes required by GAAP or applicable Law;

(xx) (A) assume, enter into or amend any Collective Agreement relating to the Business, binding the Transferred Subsidiaries or covering Employees; or (B) recognize any labor union, works council or labor organization as the bargaining representative for any Employee, in each case, other than as required by applicable Law;

(xxi) make any material loans, advances or capital contributions to, or investments in, any other Person (other than (A) customary loans or advances to employees in amounts not material to the maker of such loan or advance, (B) to any subsidiary of a Seller, or (C) pursuant to Contracts in effect on the date hereof;

(xxii) make any capital expenditure Related to the Business, other than any expenditure which involves $200,000 or less;

(xxiii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company or other business organization or division thereof or any equity interest therein, or enter into any new joint venture, strategic alliance, partnership or similar venture;

(xxiv) (A) accelerate the delivery or sale of products or the incurrence of capital expenditures or offer discounts on the sale of products or premiums on the purchase of raw materials, in each case, other than in the ordinary course of business, (B) materially change the manner in which any Seller or any subsidiary thereof provides warranties, discounts, credits, accommodations or other concessions, directly or indirectly, to customers of the Business, or (C) materially change the existing account structure, customer payment instructions or any other payment or collection practices with respect to payables or receives of the Business;

(xxv) terminate or permit the lapse of any insurance policies that are material to the Business (unless replaced with a comparable insurance policy);

(xxvi) abandon, deviate from or alter plans with respect to the Restructuring Plan;

(xxvii) enter into any line of business other than the Business; or

(xxviii) enter into a Contract to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Purchaser or its affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing. Prior to the Closing, each of Purchaser, on the one hand, and LivaNova and its affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its affiliates respective operations.

(c) Nothing contained in this Agreement shall be construed to prohibit or restrict a change of control of LivaNova (regardless of the form of such transaction, whether through merger, acquisition of stock or otherwise).

Section 5.02 Restructuring. To facilitate the Acquisition and the other transactions contemplated hereby, from the date hereof until the Initial Closing Date, LivaNova shall, and shall cause its affiliates (including the other Sellers) to, use reasonable best efforts to effect the Restructuring in accordance with and on the terms set forth in the Restructuring Plan. LivaNova shall not take, and shall cause its subsidiaries not to take, any action that is prohibited to be taken by it or them under the Restructuring Plan. LivaNova shall keep Purchaser reasonably informed with respect to the status of the Restructuring at regular intervals (and otherwise upon the reasonable request of Purchaser) during the period from the Binding Offer Date until the Initial Closing Date, including by (a) providing Purchaser with copies of any Contracts effectuating any step of such Restructuring for Purchaser’s review prior to execution of any such Contracts and (b) incorporating any reasonable comments that may be furnished by Purchaser to any such Contracts. Purchaser shall provide reasonable cooperation to LivaNova in connection with effectuating the Restructuring, including the provision of any information relating to Purchaser and its affiliates which is reasonably required by LivaNova in connection therewith.

Section 5.03 Access to Information.

(a) Prior to the Initial Closing and through each Deferred Closing, LivaNova shall, and shall cause Asset Sellers and Transferred Subsidiaries to, (i) afford to Purchaser, its prospective financing sources and its Representatives reasonable access during normal business hours, upon reasonable prior notice, to the Employees, Representatives, Assets, properties, books and records to the extent relating to the Business (other than the Excluded Assets and Retained Liabilities) and (ii) furnish, or cause to be furnished, to Purchaser any financial and operating data and other information that is available with respect to the Business as Purchaser from time to time reasonably requests, including information beneficial to ensuring a smooth transaction to Purchaser’s post-Closing ownership of the Business, the Transferred Subsidiaries, the Transferred Assets and the Assumed Liabilities; provided, further, however, that such access does not unreasonably interfere or disrupt the normal operations of any of Sellers or any of their respective affiliates (including the Transferred Subsidiaries) or the Business. Nothing contained in this Section 5.03 shall obligate any Seller or their respective affiliates (including the Transferred Subsidiaries) to, (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), as a result of any Law or any Contract with any other person (provided that, where any Contract or information relating thereto is so withheld, LivaNova shall and shall cause its affiliates to use reasonable best efforts to obtain a consent or waiver from the relevant person to allow the release of such Contract or information to Purchaser), (ii) waive or jeopardize any legal privilege, including the attorney-client privilege (provided that, Sellers and Purchaser shall reasonably cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not reasonably be expected to cause such privilege to be waived), or any work product protection, (iii) share any information which constitutes Trade Secrets unrelated to the Business or (iv) cause significant competitive harm to the Sellers or the Business if the transactions contemplated hereby are not consummated. Prior to the Initial Closing, and through each applicable Deferred Closing, when accessing any properties of the Sellers or their respective affiliates (including the Transferred Subsidiaries) pursuant to and in accordance with this Section 5.03(a), Purchaser shall, and shall cause its Representatives to, comply with all safety and security requirements for such property communicated to them. All requests for information made pursuant to this Section 5.03(a) shall be directed to such person or persons as may be designated in writing by LivaNova, and Purchaser shall not directly or indirectly contact any officer, director, employee, agent or Representative of Sellers, the Transferred Subsidiaries or any of their respective affiliates without the prior approval of such designated person(s) (which approval shall not be unreasonably withheld, conditioned or delayed). Neither the auditors and independent accountants of Sellers or their respective affiliates (including the Transferred Subsidiaries) nor the auditors and independent accountants of Purchaser and its respective affiliates shall be obligated to make any work papers available to any person under this Agreement, including pursuant to Section 2.04, unless and until such person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.

(b) After the Initial Closing Date, Purchaser shall, and shall cause its affiliates to, grant such access, upon reasonable prior notice during normal business hours, to financial records and other information in their possession related to their conduct of the Business and such cooperation and assistance in each case as shall be reasonably required to enable LivaNova and its affiliates to complete their legal, contractual, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of litigation and insurance matters. Nothing contained in this Section 5.03(b) shall obligate Purchaser or its affiliates to, (i) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise), as a result of any Law or any Contract with any other person or (ii) waive or jeopardize any legal privilege, including the attorney-client privilege, or any work product protection, LivaNova shall promptly reimburse Purchaser for Purchaser’s reasonable out-of-pocket expenses associated with requests made by LivaNova and its affiliates under this Section 5.03(b), but no other charges shall be payable by LivaNova and its affiliates to Purchaser in connection with such requests.

(c) After the Initial Closing Date, LivaNova shall, and shall cause its affiliates to, retain all books and records in existence on the Initial Closing Date that relate to the operation of the Business prior to the Initial Closing but that are not transferred to Purchaser at the Initial Closing consistent with its generally applicable retention policies. Following the Initial Closing Date and until the sixth anniversary of the Initial Closing Date, LivaNova shall, and shall cause its affiliates to, to the extent permitted by Law and confidentiality obligations existing as of the Initial Closing Date, grant to MicroPort, its subsidiaries and its and their Representatives, during normal business hours, upon reasonable prior notice, the right, at the expense of Purchaser, to (i) inspect and copy the books and records relating to the operation of the Business prior to the Initial Closing that are in the possession of LivaNova and its affiliates and (ii) provide such cooperation and assistance as shall be reasonably requested by Purchaser and its affiliates in connection with (A) the preparation and/or filing of Tax Returns and/or any Tax inquiry, audit, investigation or dispute of Purchaser or its affiliates, (B) any Proceeding involving Purchaser or its affiliates (other than a Proceeding by Purchaser or its affiliates against LivaNova or its affiliates) or (C) preparing financial or accounting reports of Purchaser or its affiliates; provided that, in no event shall Purchaser or its affiliates have access to any information if such access would, based on advance of LivaNova’s counsel, create any potential Liability under applicable Laws or would destroy any legal privilege. Purchaser shall promptly reimburse LivaNova for LivaNova’s reasonable out-of-pocket expenses associated with requests made by Purchaser and its affiliates under this Section 5.03(c), but no other charges shall be payable by Purchaser and its affiliates to LivaNova in connection with such requests.

Section 5.04 Publicity. Other than the press release to be agreed by Purchaser and LivaNova to be issued following the execution of this Agreement, neither of Purchaser, on the one hand, nor LivaNova, on the other hand, will issue or permit any of its respective affiliates to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by Law, contract or stock exchange rules or regulations (in which case whichever of Purchaser or its affiliates or LivaNova or its affiliates, as applicable, is required to make the release or statement shall allow the other reasonable time to comment on such release or statement in advance of such issuance); provided, however, that Purchaser and its affiliates, on the one hand, and LivaNova and its affiliates, on the other hand, may make (i) internal announcements to their respective employees or (ii) communications in investors’ teleconferences, in each case, that are consistent with, and following, the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

Section 5.05 Confidentiality.

(a) Immediately upon the Initial Closing, that certain Confidentiality Agreement, dated July 5, 2017 and entered into by and between Shanghai MicroPort Medical (Group) Co., Ltd. and LivaNova (as amended, the “Confidentiality Agreement”) shall terminate and cease to have any further force or effect, other than any standstill provisions contained therein.

(b) Subject to Section 5.05(c), each party shall treat as strictly confidential and not use or disclose any confidential information received or obtained as a result of entering into or performing this Agreement and any documents referred to in this Agreement (including any Ancillary Agreement) which relates to (i) the affairs or business of the other party or its affiliates, (ii) in the case of the obligations of Purchaser prior to the Initial Closing, the Business or (iii) the existence, subject matter or provisions of, or transactions or matters contemplated by, or negotiations leading to, this Agreement and the Ancillary Agreements.

(c) Section 5.05(b) shall not apply to (i) any information which is in, or enters, the public domain other than through any breach of this Agreement, (ii) any disclosure which is required to be made by any applicable Law or a Governmental Entity (including any securities exchange on which the shares of either party or any of their affiliates are listed), provided that (A) such disclosure or use is only made to the extent required by such Law or Governmental Entity and (B) the disclosing party shall (x) give the other party prompt prior written notice of such requirement and (y) use reasonable best efforts to obtain, or to assist the other party in seeking to obtain, confidential treatment or a protective order for such information (in the event that a protective order or confidential treatment is not obtained, the disclosing party may furnish only that portion of the information, knowledge or data which it is legally required to disclose, provided that, to the extent legally permitted, the disclosing party gives the other party written notice of the information, knowledge and data to be disclosed as far in advance of its disclosure as reasonably practicable and uses its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information), (iii) any disclosure that is made to a Taxing Authority in connection with the Tax affairs of any party or its affiliates and (iv) any disclosure by any party to any of its affiliates and any of its (or its affiliates’) Representatives and/or financing sources who have a need to know in respect of such information, provided that the disclosing party shall procure that the confidentiality of the information that has been disclosed is maintained by the recipient of such information.

(d) If for any reason whatsoever this Agreement is terminated in accordance with its terms and the transactions contemplated by this Agreement is not consummated, either party shall, on receipt of a written request, return to the other party, or shall procure the return to the other party or shall procure the destruction of, all documents, information, and any other data provided by or on behalf of the disclosing party to the receiving party and its Representatives and/or financing sources in connection with any unconsummated part of the transactions contemplated by this Agreement, provided that the party which received such information may retain such information (i) as may be required by applicable Law and (ii) which is automatically generated by an electronic system as a back-up, and the advisers to such party may keep one copy of any document in their possession for record purposes without prejudice to any duties of confidentiality.

(e) For a period of five (5) years following the Initial Closing Date, LivaNova shall, and shall cause its subsidiaries to, treat as confidential and shall safeguard any and all confidential or proprietary information, knowledge and data about the Business by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Sellers used with respect thereto prior to the execution of this Agreement. In addition, Sellers shall have the right to retain copies of any documents included in the Transferred Assets, subject to their compliance with this Section 5.05.

(f) In the event of a breach of the obligations hereunder by Purchaser or LivaNova, the other party, in addition to all other available remedies, will be entitled to injunctive relief to enforce the provisions of this Section 5.05 in any court of competent jurisdiction.

Section 5.06 Notice of Certain Events. From the date hereof through the Initial Closing Date, each party shall (a) as promptly as reasonably practicable notify the other in writing of any event, condition, fact or circumstance that would reasonably be expected to make the satisfaction of any of the conditions to the Initial Closing set forth in Article VII impossible prior to the End Date and (b) as promptly as reasonably practicable notify the other in writing of (i) any notice or other written communication received from any third party alleging any breach of, or default under, any Business Contract, (ii) any notice or other communication received from any third party or Governmental Entity alleging that the Consent of such third party or Governmental Entity is or may be required in connection with the Acquisition or (iii) any notice or other communication received from any Governmental Entity alleging any material breach or violation of applicable Laws (with respect to the Business). No notice given pursuant to this Section 5.06 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained in Article VII or for purposes of determining a party’s rights to indemnification under Article IX.

Section 5.07 Efforts; Regulatory and Other Authorizations; Notices and Consents.

(a) Subject to the terms of this Agreement (including the limitations set forth in this Section 5.07), each of Purchaser and LivaNova shall use its reasonable best efforts to satisfy as promptly as practicable its conditions to the Initial Closing set forth in Article VII and to cause the Initial Closing to occur as promptly as practicable.

(b) Without limiting the generality of Section 5.07(a), from the Binding Offer Date until the Initial Closing, each of the parties shall (i) use its reasonable best efforts to promptly make all filings and promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide as promptly as practicable such information to any Governmental Entity as such Governmental Entity may request in connection herewith. In furtherance of the foregoing, each party hereto, as applicable, agrees to file promptly (but in no event later than ten (10) Business Days after the Binding Offer Date) the filings and notifications required under any Merger Control Law applicable to the Acquisition and to obtain French Foreign Investment Clearance and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such Merger Control Law or for purposes of such French Foreign Investment Clearance. None of LivaNova, on the one hand, or Purchaser, on the other hand, may, without the consent of the other, (x) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Entity with additional time to review any of the transactions contemplated by this Agreement, or (y) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement. Purchaser will pay all fees or make other payments to any Governmental Entity in order to obtain any such authorizations, consents, orders or approvals.

(c) Without limiting the generality of Section 5.07(a) and Section 5.07(b), for purposes of Section 5.07(a) and Section 5.07(b), the “reasonable best efforts” of Purchaser shall include the obligation to take any such actions, undertakings or measures as may be necessary to obtain the agreement or consent of any Governmental Entity (including, for purposes Section 7.01(a)(ii), the French Foreign Investment Clearance from the French Ministry of Economy) to the transactions contemplated hereby, in each case, on such terms as may be required by such Governmental Entity, but shall in no event include (i) any obligation to agree to any undertaking or condition that constitutes a Burdensome Effect or (ii) any obligation to take an action or measure that constitutes a Burdensome Effect.

(d) Purchaser undertakes that it will not, and shall procure that no member of the Purchaser Group shall, either alone or acting in concert with others, from the Binding Offer Date through the Initial Closing: (a) acquire or offer to acquire (or cause another person acting on its behalf to acquire or offer to acquire); or (b) execute definitive transaction documentation (or cause another person acting on its behalf to execute definitive transaction documentation) that, if carried into effect, would result in the acquisition of, a business that competes with the Business being acquired by Purchaser, in each case, if such action might reasonably be expected to prejudice or delay the obtainment of the approval of Governmental Entities listed on Section 7.01(a) of the Disclosure Schedule.

(e) Each of Purchaser, on the one hand, and LivaNova, on the other hand, shall promptly notify the other of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement or any Assets or Liabilities of any Transferred Subsidiary and permit the other to review in advance any proposed communication by such party to any Governmental Entity. Neither Purchaser, on the one hand, nor LivaNova, on the other hand, shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate at such meeting. Purchaser, on the one hand, and LivaNova, on the other hand, will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under any Applicable Merger Control Law. Purchaser, on the one hand, and LivaNova, on the other hand, will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement, the transactions contemplated by this Agreement or otherwise with respect to any assets or liabilities of the Transferred Subsidiaries; provided, however, that such materials may be redacted, to the extent permitted by any applicable Law, (x) to remove references concerning the valuation of the Business or the value of LivaNova and its subsidiaries after the consummation of the Acquisition, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege, work product protection or confidentiality concerns, to the extent that such attorney-client or other privilege, work product protection or confidentiality concerns are not governed by a common interest privilege or doctrine.

Section 5.08 Intercompany Accounts and Agreements.

(a) Except as set forth in Section 5.08(a) of the Disclosure Schedule, immediately prior to the Initial Closing, LivaNova shall, and shall cause its subsidiaries to, (i) terminate, effective as of the Applicable Closing Date, all Contracts between LivaNova or any of its subsidiaries (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand and (ii) cause each of the Transferred Subsidiaries to be released from all covenants, agreements, Claims and Liabilities under any such Contracts.

(b) At any time prior to the Initial Closing, all intercompany receivables, payables and loans between LivaNova or any of its subsidiaries (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand, shall be settled in such manner as is contemplated by the Restructuring Plan.

Section 5.09 LivaNova Guarantees. Purchaser acknowledges that in the course of conduct of the Business, LivaNova and its affiliates have entered into arrangements (a) in which guarantees, letters of credit, bonds or similar arrangements were issued by LivaNova or its affiliates (other than the Transferred Subsidiaries) or (b) in which LivaNova or its affiliates (other than the Transferred Subsidiaries) are the primary obligors on other Contracts, in any such case to support or facilitate the Business, which arrangements entered into by LivaNova and its affiliates (other than the Transferred Subsidiaries) referred to in the foregoing clauses (a) and (b), including those set forth in Section 5.09 of the Disclosure Schedule (and such arrangements are hereinafter referred to as the “Seller Credit Support Obligations”). It is understood that the Seller Credit Support Obligations are not intended to continue after the Initial Closing. Purchaser agrees that it shall use its reasonable best efforts to obtain replacement Seller Credit Support Obligations (which shall include the full and unconditional release of LivaNova and its affiliates) that will be in effect at the Initial Closing or, in the case of Seller Credit Support Obligations described in the foregoing clause (b), will use its reasonable best efforts to arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Initial Closing through an assumption, accession, acknowledgement or similar agreement (which shall include the full and unconditional release of LivaNova and its affiliates) with the beneficiary of the applicable Seller Credit Support Obligation; provided, however, that if such replacement or substitution is not practicable after a reasonable period, Purchaser will not renew such arrangement for a term lasting beyond the eighteen month anniversary of the Initial Closing Date if such renewal would cause the Seller Credit Support Obligation to be extended beyond such date. Whether or not Purchaser is able to satisfy the terms of the immediately preceding sentence, Purchaser shall indemnify the Seller Indemnitees from and against any and all Losses incurred by any of them relating to the Seller Credit Support Obligations, and shall not amend or modify in a manner that would increase the obligations of any Seller Indemnitee (other than an immaterial increase) any Contract then subject to or guaranteed or otherwise supported by a

Seller Credit Support Obligation without the consent of LivaNova in its sole discretion unless Purchaser replaces the applicable Seller Support Obligation concurrently with such amendment or modification. Purchaser agrees that, with respect to any Seller Credit Support Obligation, its reasonable best efforts pursuant to this Section 5.09 shall include, if requested, the execution and delivery by Purchaser, or by an affiliate of Purchaser acceptable to the beneficiary of such Seller Credit Support Obligation, of a replacement guarantee that is substantially in the form of such Seller Credit Support Obligation. All costs and expenses incurred in connection with providing replacement credit support or the release or substitution of the Seller Credit Support Obligations shall be borne by Purchaser.

Section 5.10 Insurance.

(a) From and after the Applicable Closing Date, the Business and the Transferred Subsidiaries shall cease to be insured by LivaNova’s or its affiliates’ insurance policies or by any of their self-insured programs, other than by any insurance policies acquired directly by and in the name of Transferred Subsidiaries that continue coverage after such Applicable Closing Date. For the avoidance of doubt, LivaNova and its affiliates shall retain all rights to control their respective insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of their insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Purchaser or its affiliates (including any Transferred Subsidiary) and nothing herein shall require LivaNova or any of its affiliates to maintain any insurance after the Initial Closing. Neither Purchaser nor any of its affiliates (including the Transferred Subsidiaries) shall make any claims under any insurance policies (including any claims-made insurance policies) of LivaNova or its affiliates. To the extent a claim is paid under an insurance policy of any of LivaNova or its affiliates (other than the Transferred Subsidiaries), none of the Purchaser Indemnitees shall be entitled to indemnification pursuant to Article IX in connection therewith.

(b) Notwithstanding anything to the contrary in Section 5.10(a), with respect to events or circumstances relating to the Business, the Transferred Assets or the Assumed Liabilities, or the operations, assets and Liabilities in respect thereof, that occurred or existed prior to the Initial Closing Date that are covered by insurance policies of LivaNova or its subsidiaries (excluding any self-insured policies or programs), Purchaser may cause LivaNova or its subsidiaries to (in which case LivaNova shall cause its subsidiaries to), make claims under such policies; provided, however, that:

(i) by making, or causing to be made, such claims, (x) Purchaser and its affiliates agree to reimburse the Sellers and their respective affiliates for any costs incurred by the Sellers or their respective affiliates as a result of such claims, including any retroactive or prospective premium adjustments associated with such coverage, as such amounts are determined in accordance with those policies from time to time and (y) Purchaser and its affiliates agree to pay and satisfy any deductible or retention amount associated with all such claims;

(ii) neither Purchaser nor any of its affiliates shall make any such claims if, and to the extent that, such claims are covered by any insurance policy issued to or maintained by Purchaser or its affiliates; and

(iii) neither the Sellers nor any of their respective affiliates shall be liable under any circumstances for the inability of Purchaser or its affiliates to collect insurance proceeds under any insurance policy.

Section 5.11 Indemnification of Directors and Officers.

(a) Purchaser, on the one hand, and LivaNova, on the other hand, agree that all rights to exculpation, indemnification and advancement of expenses and other rights for acts or omissions occurring at or prior to the Initial Closing, whether asserted or claimed prior to, at or after the Initial Closing, now existing in favor of the current or former directors or officers, as the case may be, of the Business as provided in the organizational documents of a Transferred Subsidiary shall survive the Initial Closing and shall continue in full force and effect to the extent provided in the following sentence.

(b) Purchaser shall cause each Transferred Subsidiary to maintain in effect any and all exculpation, indemnification and advancement of expenses provisions and other rights of the organizational documents of each Transferred Subsidiary with any of the respective current or former directors or officers of the Business, in each case in effect as of the date hereof, for acts or omissions occurring on or prior to the Closing.

(c) In the event a Transferred Subsidiary or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of such Transferred Subsidiary shall assume all of the obligations set forth in this Section 5.11.

Section 5.12 Further Action; Wrong Pockets; Customer Inquiries.

(a) At any time or from time to time after the Initial Closing, at Purchaser’s request, LivaNova shall use reasonable best efforts to, and shall cause its affiliates to use reasonable best efforts to (i) execute and deliver to Purchaser such other instruments of sale, transfer, conveyance and assignment, provide such materials and information and do or cause all such other actions as Purchaser may reasonably deem necessary, appropriate or advisable in order to effectively transfer, convey and assign to Purchaser, and to confirm Purchaser’s title to, all of the Transferred Assets, free and clear of all Liens (other than Permitted Liens), in accordance with the terms of this Agreement, and, to the fullest extent permitted by Law or contract, to put Purchaser in actual possession and operating control of the Transferred Assets and otherwise to cause Sellers to fulfill their obligations under this Agreement and any Ancillary Agreement; (ii) cooperate with Purchaser at Purchaser’s expense to enforce the terms of any Transferred Contract, including terms relating to confidentiality and Intellectual Property rights; (iii) cooperate with Purchaser in its reasonable best efforts to ensure the orderly transfer of those business relationships of Sellers existing prior to the Initial Closing and relating to the Business; (iv) refer to Purchaser all inquiries relating to the Business; and (v) promptly deliver to Purchaser any mail, packages and other communications addressed to LivaNova or any of its affiliates relating to the Business.

(b) If, following the Initial Closing, any right, property or Asset not forming part of the Transferred Assets is found to have been transferred to Purchaser (or retained by one of the Transferred Subsidiaries) in error, either directly or indirectly (including as a result of the Restructuring), Purchaser shall transfer, or shall cause its affiliates (including the Transferred Subsidiaries) to transfer, such right, property or Asset (and any related liability) as soon as practicable to LivaNova or the affiliate of LivaNova indicated by LivaNova.

(c) If, following the Initial Closing, any right, property or Asset forming part of the Transferred Assets is found to remain in the possession of LivaNova or one of its affiliates in error, either directly or indirectly (including as a result of the Restructuring), LivaNova shall transfer, or shall cause its affiliates to transfer, such right, property or Asset (and any related liability) as soon as practicable to Purchaser or the affiliate of Purchaser indicated by Purchaser.

(d) If, following the Initial Closing, LivaNova or one of its affiliates, on the one hand, or Purchaser or one of its affiliates, on the other hand, receives any funds properly belonging to the other party in accordance with the terms of this Agreement, the receiving party will promptly so advise such other party, will segregate and hold such funds in trust for the benefit of such other party and will promptly deliver such funds, together with any interest earned thereon, to an account or accounts designated in writing by such other party. For a period of eighteen (18) months following the Initial Closing, representatives from the accounting teams of each of LivaNova and MicroPort or its subsidiaries shall meet at least once per calendar month in order to review, discuss and reconcile changes in, and the status of the collection of, trade accounts receivables included in the Transferred Assets transferred to Purchaser at the Initial Closing, including whether (x) any funds properly belonging to Purchaser have been collected by LivaNova for Purchaser’s benefit in accordance with the foregoing sentence or (y) any funds properly belonging to LivaNova have been collected by Purchaser for LivaNova’s benefit in accordance with the foregoing sentence.

(e) If any Asset transfer contemplated by the foregoing clauses (b), (c) or (d) of this Section 5.12 is unable to be consummated promptly for any reason, then, insofar as reasonably possible, the party hereto retaining such Asset shall thereafter (i) hold such Asset for the use and benefit of the other party entitled thereto (at the expense of such other party) and (ii) take such actions as may be reasonably requested by the party entitled thereto in order to place such party in a substantially similar position as if such Asset had been transferred as contemplated by the foregoing clauses (b), (c) or (d) of this Section 5.12.

(f) Any Asset transferred pursuant to the foregoing clauses (b), (c) or (d) of this Section 5.12 prior to Purchaser’s delivery of the Initial Closing Statement shall be deemed to have occurred at Closing for purposes of calculating the Net Working Capital.

(g) After the Initial Closing Date, each of LivaNova and its subsidiaries and Purchaser and its subsidiaries may receive mail, packages, or other communications (including electronic communications) properly belonging to the other (or the other’s subsidiaries). Accordingly, at all times after the Initial Closing Date, and subject to Section 5.05, each of Seller and Purchaser authorizes the other and their respective subsidiaries to receive and open all mail, packages, and other communications received by it and not unambiguously intended for the other party (or its subsidiaries) or any of the other party’s (or its subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the Business (in the case of receipt by Purchaser and its subsidiaries) or the other businesses of LivaNova (in the case of receipt by LivaNova and its subsidiaries), or to the extent that they do not relate to the Business (in the case of receipt by Purchaser and its subsidiaries) or the other businesses of LivaNova (in the case of receipt by LivaNova and its subsidiaries), the receiving party shall promptly after becoming aware thereof refer, forward, or otherwise deliver such mail, packages, or other communications (or, in case the same relate to both the Business and the other businesses of LivaNova, copies thereof) to the other party. The provisions of this Section 5.12(g) are not intended to, and shall not be deemed to, constitute an authorization by either LivaNova or Purchaser to permit the other to accept service of process on its behalf, and neither party is or shall be deemed to be the agent of the other for purposes of the service of process. For eighteen (18) months after the Closing, LivaNova shall use its reasonable best efforts to promptly notify Purchaser of each inquiry that LivaNova or any of its subsidiaries receives relating to the Business from an existing customer of the Business that states its desire to explore a commercial relationship related to the Business.

Section 5.13 Separation of Mixed-Use Contracts.

(a) Prior to the Initial Closing, LivaNova shall, and shall cause its subsidiaries to, use their reasonable best efforts (which shall not include the giving of any consideration) to separate the Mixed-Use Contracts listed on Section 5.13 of the Disclosure Schedule into two contracts with the applicable counterparty, one contract with terms and conditions that are Related to the Business (“Transferred Mixed-Use Contract”) and one contract that relates to the other businesses of the Sellers or their affiliates (“Retained Mixed-Use Contract”) in each case on terms and conditions which, in the aggregate, are substantially the same as those of such Mixed-Use Contract prior to separation. LivaNova, one of its subsidiaries or a Transferred Subsidiary shall enter into each Transferred Mixed-Use Contract with modifications only to (a) change terms and conditions that relate to the other businesses of the Sellers or that related to all business of the Sellers prior to such separation, (b) allow for assignability, (c) make other ministerial changes and (d) make any changes agreed to by Purchaser. If a Mixed-Use Contract is separated prior to Initial Closing, the Transferred Mixed-Use Contract shall be a Transferred Contract and the Retained Mixed-Use Contract shall be an Excluded Contract.

(b) If any Mixed-Use Contract cannot be so separated into two Contracts, prior to the Initial Closing, from the date of the Initial Closing until the eighteen month anniversary of the Initial Closing Date, LivaNova shall use its reasonable best efforts to (i) separate such Mixed-Use Contract promptly as practicable after the Initial Closing Date and (ii) cooperate with Purchaser (with each party being responsible for its own out-of-pocket expenses, including without limitation, its own legal fees and other de minimis expenses, but without requiring the payment of any amounts by any Seller (except if such amount is reimbursed by Purchaser) or Purchaser to any party in order to obtain such party’s consent and without any further consideration paid by any party to any other party) in any lawful and commercially reasonable arrangement proposed by Purchaser (including by means of assignment, receipt of consent from the contractual counterparty, subcontracting, sublicensing or subleasing arrangements, or enforcement by the party to such Mixed Use Contract for the benefit of the other party that is the intended beneficiary thereof) under which (w) Purchaser or the Transferred Subsidiaries shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits under the Mixed-Use Contract with respect to which the separation has not been completed to the extent Related to the Business or related to the Transferred Assets, (x) Purchaser or the Transferred Subsidiaries shall assume any related economic burden and risk of assumption with respect to such Mixed-Use Contract to the extent Related to the Business or related to the Transferred Assets; (y) Seller or its affiliates shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits under the Mixed-Use Contract with respect to which the separation has not been completed to the extent not Related to the Business or related to the Transferred Assets, and (z) Seller or its affiliates shall assume any related economic burden and risk of assumption with respect to such Mixed-Use Contract to the extent not Related to the Business or related to the Transferred Assets; provided, that clauses (w) through (z) shall be interpreted and applied in a manner such that Purchaser yields, on an after-tax basis, the amount it would have yielded had the applicable consent been obtained and such Mixed-Use Contract had been transferred at the Initial Closing Date.

Section 5.14 Transition Matters.

(a) During the period between the date of this Agreement and the Initial Closing, in furtherance of the transactions contemplated by this Agreement, the parties shall, and shall cause their affiliates to, cooperate in good faith and use their commercially reasonable efforts to develop and begin implementing a mutually acceptable transition plan for the migration and integration of the Business out of the business of the Sellers and into the business of Purchaser as set forth in this Section 5.14 and pursuant to the Transition Services Agreement, in each case, subject to compliance with applicable Laws (the “Transition Plan”). The Transition Plan shall address the matters mutually agreed to by the parties. Such cooperation shall include each party using commercially reasonable efforts to take the following actions:

(i) promptly after the date of this Agreement, appointing a transition manager whose primary responsibility would be to plan and execute such transition and manage such party’s transition team;

(ii) promptly after the date of this Agreement, reviewing the technology, business operations and administration capabilities to be so transitioned or migrated, taking into account any issues of separation arising from the Transition Plan;

(iii) establishing transition teams;

(iv) setting regular meetings of such transition teams during the period between the date of this Agreement and the Initial Closing; and

(v) making available appropriate knowledgeable business, operations, administration and technology personnel and any other personnel reasonably needed for such transition and migration planning,

provided that all such activities shall be in compliance with applicable Law.

(b) During the period between the date of this Agreement and the Initial Closing, upon the written request of any party, each party shall (i) through their respective transition teams, cooperate in good faith with the other party and use commercially reasonable efforts to review the schedules to the Transition Services Agreement and (ii) negotiate in good faith any amendment, update or supplement to the schedules to the Transition Services Agreement that is proposed in writing by the other party. If the parties agree in writing on the specific terms and conditions of any such amendment, update or supplement, then such amendment, supplement or update shall be deemed to be an amendment of the Transition Services Agreement pursuant to Section 2.3 of the Transition Services Agreement. Without limiting the foregoing, if either party requests the provision of any additional services under the Transition Services Agreement and such additional service requested by either party was provided by LivaNova to the Business during the Baseline Period and is reasonably necessary for Purchaser to operate the Business substantially as conducted by LivaNova during the Baseline Period, the parties will amend the applicable schedule to the Transaction Services Agreement to include such additional service in the manner provided for in Section 2.3 of the Transition Services Agreement. “Baseline Period” means the period of twelve (12) months immediately preceding the Initial Closing.

Section 5.15 MicroPort Shareholder Meeting. Subject to compliance by LivaNova with its obligations under Section 5.16(a) and Section 5.16(b) and receipt by MicroPort of the LivaNova Financial Statements and all information required to be provided by LivaNova pursuant to Section 5.16(a) and Section 5.15(b), as promptly as reasonably practicable following the Binding Offer Date, MicroPort shall prepare and submit for approval to the Hong Kong Stock Exchange the Circular and notice of the MicroPort Shareholder Meeting. MicroPort shall use its reasonable best efforts to resolve all Hong Kong Stock Exchange comments with respect to the Circular as promptly as reasonably practicable after receipt thereof. MicroPort shall promptly notify and provide to Seller and its counsel any comments MicroPort or its counsel receives from the Hong Kong Stock Exchange or other regulatory authority with respect to the Circular and any request by the Hong Kong Stock Exchange or other regulatory authority for any amendment to the Circular or for additional information. Seller and its counsel shall be given a reasonable opportunity and amount of time to review and comment on the Circular before it is filed with the Hong Kong Stock Exchange, and MicroPort shall give good faith and reasonable consideration to any comments made by Seller or its counsel. MicroPort shall cause the Circular to be filed with the Hong Kong Stock Exchange and to be disseminated to MicroPort shareholders, in each case, as and to the extent required by applicable Laws and as promptly as reasonably practicable following resolution of all such comments from the Hong Kong Stock Exchange. As promptly as reasonably practicable and, in any event, no later than fourteen (14) calendar days following the mailing of the Circular to MicroPort’s shareholders, MicroPort shall take all action necessary to duly call, give notice of, convene and hold the MicroPort Shareholder Meeting for the purpose of obtaining MicroPort Shareholder Approval. In addition, MicroPort shall take all action necessary to enforce the obligations under the Voting Agreements, as in effect on the date hereof, of the MicroPort shareholders party thereto to vote in favor of the Acquisition at the MicroPort Shareholder Meeting. From the Binding Offer Date until the completion of the MicroPort Shareholder Approval, MicroPort shall not issue any shares unless simultaneously with such issuance (i) any new shareholder under such issuance executes a Voting Agreement or (ii) MicroPort has received additional executed Voting Agreements such that the total shares represented by the collective Voting Agreements received by MicroPort is sufficient to obtain the MicroPort Shareholder Approval at the MicroPort Shareholder Meeting.

Section 5.16 Seller Pre-Closing Cooperation.

(a) LivaNova shall use reasonable best efforts to deliver to MicroPort a copy of the LivaNova Financial Statements as soon as practicable, but in any event shall use its reasonable best efforts to deliver such LivaNova Financial Statements no later than March 1, 2018.

(b) LivaNova shall use its reasonable best efforts to provide MicroPort with such information (financial or otherwise) concerning LivaNova, its subsidiaries (including the Transferred Subsidiaries) and the Business that may be reasonably requested by MicroPort in connection with the preparation of the Circular to enable MicroPort to obtain MicroPort Shareholder Approval in satisfaction of the condition set forth in Section 7.01(d).

(c) LivaNova shall use its reasonable best efforts to provide such assistance as may be reasonably requested by KPMG in connection with the preparation by KPMG of historical, forecast or pro forma financial information that is related to the Business for purposes of the Circular. In furtherance of the foregoing, LivaNova hereby consents to the inclusion of the LivaNova Financial Statements in the Circular in accordance with applicable Law in connection with the Acquisition and shall use its reasonable best efforts to cause its independent accounting firm to provide its consent for the inclusion of its accountants’ report on the LivaNova Financial Statements in the Circular.

(d) Notwithstanding anything else contained in this Agreement, no failure by LivaNova to perform the obligations contained in clauses (a) through (c) of this Section 5.16 shall be the basis for the failure of the satisfaction of the closing condition contained in Section 7.02(b) if the MicroPort Shareholder Approval has been obtained.

(e) Prior to the Initial Closing Date, LivaNova (at the expense of Purchaser) shall, and shall cause its subsidiaries to, use reasonable best efforts to provide to MicroPort and its subsidiaries, such cooperation as may be reasonably requested by MicroPort, its subsidiaries and/or its or their respective Representatives that is customary in connection with arranging debt financing with respect to the transactions contemplated by this Agreement, including: (i) participating in a reasonable number of meetings, presentations, due diligence sessions and road shows, and arranging for reasonable direct contact between senior management, representatives and advisors of LivaNova and its affiliates with Representatives of Purchaser and its financing sources, and (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses and similar documents reasonably requested by Purchaser or its Representatives in connection with the financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the financing and delivery of one or more customary representation letters).

(f) Notwithstanding anything to the contrary contained herein, nothing in this Section 5.16 shall require LivaNova or any of its subsidiaries to: (i) take any action that would reasonably be expected to unreasonably interfere with the ongoing operations of LivaNova or any of its subsidiaries; (ii) take any action in violation of any applicable Law; (iii) deliver opinions of external or internal counsel; (iv) provide access to or disclose information that would reasonably be expected to jeopardize attorney-client privilege or contravene Law or violate any Contract; (v) waive or amend any terms of any Contract; or (vi) execute any documents or provide any certifications, guarantees or representations and warranties or (vii) take any corporate, limited liability or other organization actions (except for any of the foregoing that may be executed by the Transferred Subsidiaries or their legal counsel and that will not become effective until the Initial Closing).

(g) Purchaser shall indemnify and hold harmless LivaNova and its subsidiaries from and against any and all Losses suffered or incurred by them as a result of any Third Party Claim against any of them arising out of their cooperation with obtaining the MicroPort Shareholder Approval or any financing to be arranged by MicroPort or any of its subsidiaries in connection with the Acquisition and in each case any information utilized in connection therewith, except in the event such Losses arose out of or resulted from any breach of Section 3.28 or the willful misconduct, gross negligence, bad faith or breach of this Agreement by LivaNova or its subsidiaries.

(h) Prior to the Initial Closing Date, LivaNova shall, and shall cause its subsidiaries to, (i) use reasonable best efforts to procure that any matter identified in any “warning letter”, “untitled letter” or similar correspondence or notice received by Oscor, Inc. or an affiliate thereof from any Governmental Entity concerning or affecting the status of the “premarket approval” of bradycardia leads (“Oscor PMA”) and/or any supplement thereto and requiring Oscor, Inc. or its relevant affiliate to take any action or to cease taking any action is resolved by Oscor, Inc. or its relevant affiliate to the satisfaction of such Governmental Entity as soon as reasonably practicable; and (ii) keep Purchaser reasonably informed of any communications concerning or affecting the status of the Oscor PMA and/or any pending supplement thereto, whether written or oral, between (x) any Seller or an affiliate thereof and Oscor, Inc. or (y) Oscor, Inc. or any affiliate thereof and any Governmental Entity, and provide copies to Purchaser of all such communications that are in writing.

Section 5.17 Non-Competition; Non-Solicitation.

(a) LivaNova hereby acknowledges and agrees that the covenants and agreements set forth in this Section 5.17 were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder, and that the ability of Purchaser to obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties hereto would be significantly impaired if LivaNova breached the provisions of this Section 5.17. Therefore, LivaNova shall not, and shall procure that none of its subsidiaries shall, until the date falling twelve (12) months after the Initial Closing Date, directly or indirectly, either individually or acting in concert with another Person or Persons, own, manage, operate, control or participate in the ownership, management, operation or control of any business that competes or is preparing to compete with the Business anywhere in the world; provided that, the restriction in this Section 5.17(a) shall not: (i) prevent LivaNova or any of its affiliates from carrying on the Business for the benefit of Purchaser between the Initial Closing Date and any Deferred Closing Date in accordance with the terms of this Agreement; (ii) prevent LivaNova or any of its affiliates from fulfilling any obligation pursuant to any Transaction Document or (iii) prevent LivaNova from engaging in the Seller Group’s existing businesses as conducted on the date of the Binding Offer Date that are not Related to the Business.

(b) Unless Purchaser agrees otherwise in writing, LivaNova agrees that, for the period commencing on the Initial Closing Date and expiring on the second anniversary of the Initial Closing Date, neither LivaNova nor any of its subsidiaries will, directly or indirectly, either individually or acting in concert with another Person or Persons: (i) induce, knowingly solicit or encourage, or attempt to induce, knowingly solicit or encourage, any Employee who receives an offer of employment from Purchaser or its affiliate to reject such offer of employment or (ii) solicit any Transferred Employee for employment, engagement or any similar arrangement with any member of the Seller Group or attempt to solicit for employment, engagement or any similar arrangement any Transferred Employee or any other employee of MicroPort or its subsidiaries whom LivaNova or its affiliates came in contact with, or obtained confidential information regarding, in connection with the transactions contemplated by this Agreement; provided, that the restrictions contained in this Section 5.17(b) shall not prohibit (i) any advertisement or general solicitation (or hiring as a result thereof) that is not specifically targeted at any Employee or (ii) the solicitation of any such individual whose employment with MicroPort or its controlled affiliates (including the Transferred Subsidiaries) terminated after the Initial Closing and at least six (6) months prior to the initiation of any employment discussion with LivaNova or its subsidiaries.

(c) Unless LivaNova agrees otherwise in writing, Purchaser and MicroPort agree that, for the period commencing on the Initial Closing Date and expiring on the second anniversary of the Initial Closing Date, MicroPort shall not, and shall cause Purchaser and its subsidiaries not to, directly or indirectly, either individually or acting in concert with another Person or Persons, solicit for employment, engagement or any similar arrangement with MicroPort or any of its subsidiaries or attempt to solicit for employment, engagement or any similar arrangement any employee of LivaNova or its subsidiaries (excluding, for the avoidance of doubt, any employee of the Transferred Subsidiaries or any Employee for a period of (3) months after the Initial Closing Date) whom MicroPort or its subsidiaries came in contact with, or obtained confidential information regarding, in connection with the transactions contemplated by this Agreement; provided, that the restrictions contained in this Section 5.17(c) shall not prohibit (i) any advertisement or general solicitation (or hiring as a result thereof) that is not specifically targeted at any Employee or (ii) the solicitation of any such individual whose employment with LivaNova or its controlled affiliates terminated after the Initial Closing and at least six (6) months prior to the initiation of any employment discussion with MicroPort or its subsidiaries.

(d) The parties hereby acknowledge that the restrictive covenants set forth in this Section 5.17 are reasonable in terms of duration, scope and area restrictions and are necessary to protect LivaNova, the goodwill of the Business and the substantial investment in the Business made by Purchaser hereunder. The parties hereto agree that, if any court of competent jurisdiction in a final, non-appealable judgment determines that a specific time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.17 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

Section 5.18 Exclusivity.

(a) LivaNova shall, and shall cause its affiliates and its and their respective Representatives, to (i) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by LivaNova, its affiliates or any of their respective Representatives with respect to a Competing Transaction, and (ii) (x) with respect to third parties with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, use their respective reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by LivaNova, its affiliates or their respective Representatives, and (y) terminate access to the Data Room or any other data room related to the Business.

(b) During the period from the date of this Agreement until the Initial Closing Date, except with the prior written consent of Purchaser, LivaNova will negotiate exclusively with Purchaser with respect to the Acquisition and will not, and will cause its controlled affiliates and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of furnishing non-public information regarding the Business, whether through continued access to any electronic data room or otherwise) any inquiries or proposals from any third parties concerning the sale of the Business (whether by way of merger, transfer, lease or license of capital stock or assets, or otherwise) (a “Competing Transaction”), (ii) hold any discussions or enter into any agreements with, or provide any non-public information (whether through continued access to any electronic data room or otherwise) or respond to, any third party in connection with a proposed Competing Transaction or (iii) cooperate in any way with, assist, participate in, solicit or facilitate or knowingly encourage any effort or attempt by any third party to do or seek any of the foregoing. If approached by a third party concerning a Competing Transaction during the term of this Agreement, LivaNova shall promptly inform Purchaser regarding such contact and furnish Purchaser with a copy of any inquiry or proposal (or, if not in writing, a description thereof), including the name of such third party, and keep Purchaser promptly informed of the status and details of any future notices, requests, correspondence or communications related thereto. For the avoidance of doubt, a “Competing Transaction” shall not include any transaction involving a change of control of LivaNova (regardless of the form of such transaction, whether through merger, acquisition of stock or otherwise).

Section 5.19 Data Room Documents. LivaNova shall send or cause to be sent to Purchaser copies of the documents in the Data Room as of the Initial Closing Date via DVD or other electronic form. Purchaser shall reimburse LivaNova for LivaNova’s out-of-pocket costs incurred in connection with this Section 5.19.

Section 5.20 Privileges. LivaNova acknowledges that the Transferred Assets include all attorney work-product protections, attorney-client privileges and other legal protections and privileges to which LivaNova may be entitled in connection with any of the Transferred Assets or Assumed Liabilities. LivaNova is not waiving, and will not be deemed to have waived or diminished, any of its attorney work-product protections, attorney-client privileges or similar protections or privileges as a result of the disclosure of information to Purchaser and its Representatives in connection with this Agreement and the Acquisition. LivaNova and Purchaser agree and acknowledge that they (a) share a common legal and commercial interest in all of the information and communications that may subject to such protections and privileges, (b) are or may become joint defendants in Proceedings to which such protections and privileges may relate and (c) intend that such protections and privileges remain intact should either party become subject to any actual or threatened Proceeding to which such information or communications relate. LivaNova will take any actions reasonably requested by Purchaser, at the sole cost and expense of Purchaser unless Purchaser is entitled to indemnification therefor under the provisions of Article IX, in order to permit Purchaser to preserve and assert any such protection or privilege included in the Transferred Assets.

Section 5.21 Product Registrations; Distribution Partner Letters.

(a) Within twenty (20) Business Days after the Binding Offer Date, the parties shall use reasonable best efforts to agree to a form of letter to be sent to LivaNova’s distribution partners regarding the Acquisition and promptly after the parties have agreed on such form of letter, LivaNova shall, or shall cause its relevant affiliate to, send an executed copy of such letter to its distribution partners in each jurisdiction where the Transferred Subsidiaries and the Asset Sellers conduct the Business.

(b) Purchaser and LivaNova shall, and shall cause their respective controlled affiliates, and shall use reasonable best efforts to cause their respective distribution partners to, cooperate with each other and all applicable Governmental Entities and use their respective reasonable best efforts to ensure: (i) the timely submission of all applications, filings and registrations, including any product and name change registrations, necessary to permit Purchaser and its affiliates to manufacture, process and sell the products and to conduct the Business, following the Initial Closing, in substantially the same manner as, and in all jurisdictions where, the Sellers currently conduct the Business; (ii) that each party notifies the other upon receipt of any comments or requests made by any Governmental Entity in connection with such applications, filings or registrations; (iii) that all information requested by any Governmental Entity with respect to such applications, filings or registrations is promptly provided to such requesting Governmental Entity; and (iv) that approval of such application, filing or registration is promptly obtained, a copy of which is promptly provided to Purchaser.

Section 5.22 Sale Non-Disclosure Agreements. LivaNova shall, and shall cause its affiliates to, before and after the Initial Closing (until the fifth anniversary of the Initial Closing), use reasonable best efforts to (a) enforce any and all confidentiality, nondisclosure or similar arrangements entered into with bidders or other third parties in connection with the contemplated spinoff or sale of the Business and (b) not waive any rights thereunder without the prior written consent of Purchaser.

Section 5.23 Litigation Cooperation. LivaNova shall, and shall cause its subsidiaries to, before and after the Initial Closing, (a) use reasonable best efforts to diligently pursue any Claims, rights, defenses against third parties, rights of recovery and rights of set-off Related to the Business or related to any Assumed Liability, including without limitation those set forth in Section 5.23 of the Disclosure Schedule (the “Assumed Claims”), (b) follow reasonable directions of Purchaser in connection with the pursuit of such Assumed Claims, including (i) retaining legal counsel and litigation consultants reasonably acceptable to Purchaser and (ii) if requested by Purchaser, make an offer to the counterparty (on terms proposed by Purchaser) to settle such Assumed Claim, (c) keep Purchaser informed of material developments relating to the Assumed Claims, and (d) not settle any Assumed Claim without the prior written consent of Purchaser. In the event that LivaNova or any of its subsidiaries receives an offer to settle any Assumed Claim, LivaNova shall inform Purchaser of such offer and Purchaser shall have the right to cause LivaNova or its subsidiary to settle (or decline to settle) such Assumed Claim; provided that notwithstanding anything to the contrary in this Section 5.23, neither LivaNova nor any of its subsidiaries shall be required to settle any such Assumed Claim if such settlement (x) would impose any financial or other obligation that would be binding on LivaNova or such subsidiary or (y) does not provide for a complete release of LivaNova or such subsidiary from liability. Purchaser shall reimburse LivaNova and its affiliates for any reasonable and documented expenses incurred in connection with compliance by LivaNova and its affiliates with their obligations under this Section 5.23.

Section 5.24 Transferred Joint Venture Funding. The parties hereby agree that from the Binding Offer Date, LivaNova shall have no obligation to provide any funding (whether equity, debt or otherwise) to the Transferred Joint Venture, and MicroPort and its controlled affiliates hereby waive any claims, remedies or causes of action against LivaNova and its controlled affiliates under the Transferred Joint Venture as it relates to any of LivaNova’s and its controlled affiliates’ obligations to provide such funding under the Transferred Joint Venture.

ARTICLE VI.

EMPLOYMENT MATTERS

Section 6.01 Transfer of Employment.

(a) Purchaser shall (i) cause each of the Transferred Subsidiaries to continue to employ all of their respective employees as of the Applicable Closing Date and (ii) at least fifteen (15) calendar days prior to the Applicable Closing Date, offer, or cause its affiliates to offer, employment to or continue to employ (where employment continues automatically by operation of Law, including for ARD Employees) each Employee who is not employed by the Transferred Subsidiaries and who is actively employed and who does not transfer automatically by operation of Law (including employees on vacation, holiday, jury duty or other similar absence) immediately prior to the Applicable Closing Date, with such employment to be effective as of 12:01 a.m. on the Applicable Closing Date (the “Offer-and-Acceptance Employees”). With respect to each Offer-and-Acceptance Employee who is not actively employed due to an approved leave of absence as of immediately prior to the Applicable Closing Date (each, an “Inactive Employee”), any such offer of employment shall be effective as of the date that such Offer-and-Acceptance Employee presents himself or herself to Purchaser for active employment; provided that such date occurs within twelve (12) months of the Applicable Closing Date. For all purposes of the remainder of this Article VI, with respect to any Inactive Employee, the date that such Inactive Employee commences employment with Purchaser or the time of such commencement of employment shall be substituted for the terms “Applicable Closing Date” or “applicable Closing”, respectively, wherever such term appears. Each Employee who (1) is an ARD Employee, (2) accepts an offer of employment from Purchaser and commences employment with Purchaser or an affiliate or (3) is an employee of a Transferred Subsidiary is referred to herein as a “Transferred Employee” as of the Applicable Closing Date. Effective as of 12:01 a.m. on the Applicable Closing Date, Sellers shall terminate the employment of all Offer-and-Acceptance Employees. Nothing herein shall be construed as a representation or guarantee by Sellers that any particular Offer-and-Acceptance Employee shall accept Purchaser’s offer of employment or that any particular Offer-and-Acceptance Employee shall continue in employment with Purchaser or its affiliates following the applicable Closing.

(b) All offers of employment by Purchaser to the Offer-and-Acceptance Employees shall be in the same position and (in the case of the Offer-and-Acceptance Employees whose principal place of employment is on an Assumed Lease Real Property or real property subject to the Saluggia Leases) location as provided by Sellers immediately prior to the Applicable Closing Date and shall be consistent with this Article VI (including without limitation Section 6.03). Purchaser and its affiliates shall comply with all applicable Laws and any applicable Collective Agreements relating to the offers of employment to Offer-and-Acceptance Employees, and continuation of employment of the Transferred Employees on and after the applicable Closing.

(c) Sellers and Purchaser will and will procure that their respective subsidiaries comply with their obligations under the ARD in relation to the ARD Employees.

(d) Sellers and Purchaser will and will procure that their respective subsidiaries use reasonable best efforts to procure that the contract of employment of each ARD Employee (excluding terms relating to a provision of an occupational pension scheme insofar as they relate to benefits for old age, invalidity or survivors) will have effect on the applicable Closing as if originally made between the ARD Employee and Purchaser or, as appropriate, one of its subsidiaries.

(e) Sellers and Purchaser will and will procure that their respective subsidiaries give effect to the ARD in respect of the ARD Employees whether or not, in the absence of this provision, the ARD would otherwise apply.

(f) Purchaser will cooperate to provide and will procure that its subsidiaries cooperate to provide Sellers with all information reasonably required by Sellers or their respective subsidiaries in order to enable Sellers and their respective subsidiaries to comply with their obligations to inform and consult with any elected representatives or labor union that represents or has consultation rights in respect of any ARD Employee in connection with the transactions contemplated by this Agreement.

(g) Purchaser and its subsidiaries shall assume and be solely responsible for all employment related claims arising out of its failure to comply with their obligations under the ARD.

(h) Prior to the Applicable Closing Date, Sellers shall use reasonable best efforts to satisfy all pre-Closing legal or contractual requirements to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council that is representing any Employee, in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the legal or contractual information and/or consultation requirements with respect to Employees located in France or their representatives, as the case may be, shall in no circumstance prevent, delay or impede the Closing in respect of any jurisdiction outside of France.

Section 6.02 Seller Benefit Plans. Unless otherwise provided under the terms of the applicable Employee Benefit Plan or the Transition Services Agreement, effective as of 12:01 a.m. on the Applicable Closing Date, each Employee shall cease all active participation in and accrual of benefits under the Employee Benefit Plans that are not Assumed Benefit Plans (such Employee Benefit Plans, along with any other benefit or compensation plan, program, policy or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by any of the Sellers, the Transferred Subsidiaries or any of their respective ERISA Affiliates, the “Retained Benefit Plans”). The Assumed Benefit Plans are set forth in Section 6.02 of the Disclosure Schedule). Sellers and their affiliates (other than any of the Transferred Subsidiaries) shall retain or assume all liabilities and obligations under or with respect to the Retained Benefit Plans, whether arising before, on or after the Applicable Closing Date (such liabilities and obligations shall be deemed Retained Liabilities for all purposes under this Agreement notwithstanding any other provision of this Agreement), and neither Purchaser nor any of its affiliates (including, after the Applicable Closing Date, any of the Transferred Subsidiaries) shall sponsor, contribute to or maintain, or have any liability with respect to, any of the Retained Benefit Plans, other than the Purchaser Retention Payment described in Section 6.11 hereof. Without limiting the generality of the foregoing, (a) any employee or former employee working in the Business who (i) as of the Applicable Closing Date is receiving or eligible to receive short-term disability benefits under a Retained Benefit Plan, or (ii) as of the Applicable Closing Date is receiving or is in an eligibility waiting or exclusion period for purposes of receiving long-term disability benefits under a Retained Benefit Plan, shall become eligible or continue to be eligible, as applicable, to receive such benefits under a Retained Benefit Plan and (b) Sellers and their affiliates (other than the Transferred Subsidiaries) will assume or retain any obligations under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, or similar state Law (“COBRA”) with respect to employees and any other qualified beneficiaries (i) who are enrolled in COBRA continuation coverage under a Retained Benefit Plan as of the Applicable Closing Date, or (ii) with respect to whom a COBRA qualifying event occurred on or prior to the Applicable Closing Date. Following the Applicable Closing Date, each Transferred Employee shall be permitted to elect to take distribution (subject to applicable Law) of his or her vested accounts under any Retained Benefit Plan that is a U.S. tax-qualified defined contribution plan and, if a Transferred Employee so elects, to roll them over, directly or otherwise, in accordance with applicable Law, to an individual retirement account or to a U.S. tax-qualified defined contribution retirement plan established or maintained by Purchaser or a Transferred Subsidiary (the “Buyer U.S. Defined Contribution Plans”), and Purchaser and Sellers shall reasonably cooperate to facilitate the direct rollover of distributions, including loan balances, to the Buyer U.S. Defined Contribution Plans where elected by the Transferred Employee. Effective as of 12:01 a.m. on the Applicable Closing Date, Purchaser shall assume or a Transferred Subsidiary shall retain (as applicable) and honor in accordance with their terms the Assumed Benefit Plans and shall be solely responsible for all liabilities under the Assumed Benefit Plans, whether arising before, on or after the applicable Closing (such liabilities and obligations shall be Assumed Liabilities for all purposes under this Agreement), and Sellers shall not sponsor, contribute to or maintain, or have any liability with respect to, the Assumed Benefit Plans.

Section 6.03 Comparability. Without prejudice to the terms of Section 6.01(c) to (h) for a period of not less than one year following the Applicable Closing Date (the “Benefit Period”), Purchaser shall provide each Transferred Employee with (a) annual base salary or wages and short-term cash incentive compensation opportunities that are no less favorable in the aggregate than the annual base salary, wages and short-term cash incentive compensation opportunities provided to such Transferred Employee immediately prior to the Applicable Closing Date, (b) employee benefits (other than any retention, change in control or transaction bonuses or equity or equity-based compensation or benefits) that are substantially similar in the aggregate to such benefits provided to such Transferred Employee under the existing terms of the Employee Benefit Plans set forth in Section 3.17(a) of the Disclosure Schedule; provided that, unless otherwise required by applicable non-U.S. Law, nothing herein shall require Purchaser to establish any defined benefit pension plan, non-qualified deferred compensation plan or post-employment health or welfare plan and Purchaser may instead, with respect to any defined benefit pension plan, non-qualified deferred compensation plan or post-employment health or welfare plan provided prior to the Closing and taken into account for purposes of this covenant, provide for such benefits pursuant to an analogous but different form of benefit plan (including, without limitation, by means of an enhanced matching contribution with respect to a defined contribution retirement plan or participation in a health savings account or similar program)) and (c) any other material terms and conditions of employment that are substantially similar in the aggregate as were provided to such Transferred Employee immediately prior to the Applicable Closing Date.

Section 6.04 Severance. Sellers or their affiliates (other than the Transferred Subsidiaries) shall retain or assume and be solely responsible for, and shall indemnify and hold harmless Purchaser and its affiliates (including, after the Applicable Closing Date, the Transferred Subsidiaries) from, all Liabilities that may result in respect of claims for statutory, contractual or common law severance or other separation benefits or other legally mandated payment obligations (including claims for wrongful dismissal, notice of termination of employment or pay in lieu of notice, plus any payment under the CRM Retention Bonus Program and any retention, change in control or transaction bonuses or equity or equity-based compensation or benefits), together with the employer-paid portion of any employment or payroll taxes related thereto, arising out of, relating to or in connection with (a) the consummation of the transactions contemplated by this Agreement, and (b) an Employee’s rejection of Purchaser’s offer of employment, other than any such Liability (which shall be assumed by Purchaser) arising from (i) Purchaser’s failure to offer employment to or continue the employment of any Employee on terms consistent with this Article VI and in accordance with applicable Law or (ii) Purchaser’s termination of employment of any Transferred Employee after 12:01 a.m. on the Applicable Closing Date. Without limiting the generality of Section 6.03 and without prejudice to the terms of Section 6.01(c) to (h), with respect to any Transferred Employee whose employment is terminated by Purchaser during the Benefit Period, Purchaser shall provide such Transferred Employee with the cash severance benefits such Transferred Employee would have received if he or she separated from Sellers immediately prior to the applicable Closing under the applicable Employee Benefit Plan set forth in Section 3.17(a) of the Disclosure Schedule that is designated as a severance plan or severance policy; provided, however, that for purposes of this covenant and Purchaser’s severance plans, such Transferred Employee shall be credited for service with Sellers as described in Section 6.05 and for service with Purchaser following the Applicable Closing Date.

Section 6.05 Service Credit. From and after the Applicable Closing Date, Purchaser shall give or cause to be given to each Transferred Employee credit for purposes of eligibility to participate, vesting, level of severance or vacation/paid time off benefits, and for any other purpose as may be required under applicable Law, under each employee benefit plan, program or arrangement established or maintained by Purchaser under which Transferred Employees are eligible to participate for service on or prior to the applicable Closing with Sellers or any predecessor thereof to the same extent and for the same purpose that such credit was recognized by Sellers under the comparable Employee Benefit Plans immediately prior to the applicable Closing; provided, however, that such credit need not be provided to the extent that such credit would result in any duplication of benefits for the same period of service.

Section 6.06 Pre-Existing Conditions/Copayment Credit. With respect to each group health benefit plan maintained, sponsored or contributed to by Purchaser after the Applicable Closing Date (collectively, the “Purchaser Welfare Benefit Plans”) in which any Transferred Employee or spouse or dependent thereof may be eligible to participate, Purchaser shall use commercially reasonable efforts to (a) waive, or cause its affiliates or insurance carrier to waive, all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods, if any, with respect to participation and coverage requirements applicable to each Transferred Employee or spouse or dependent thereof, and any other restrictions that would prevent immediate or full participation by such Transferred Employee or spouse or dependent thereof, under such Purchaser Welfare Benefit Plan, to the same extent and for the same purpose as satisfied or waived for such person under a comparable Employee Benefit Plan, and (b) provide or cause its affiliates to provide full credit to each Transferred Employee or spouse or dependent thereof for any co-payments, deductibles, out-of-pocket expenses and for any lifetime maximums paid by such Transferred Employee or spouse or dependent thereof under the comparable Employee Benefit Plan during the plan year in which the Applicable Closing Date occurs up to and including the Applicable Closing Date as if such amounts had been paid under such Purchaser Welfare Benefit Plan.

Section 6.07 Vacation. To the extent permitted by applicable Law and subject to any required consents, Purchaser shall assume or cause its affiliate to assume and/or honor all vacation or annual leave days accrued or earned but not yet taken by such Transferred Employee as of the Applicable Closing Date to the extent such amounts are reflected as Current Liabilities in the calculation of Net Working Capital (and otherwise such amounts are to be borne by the Sellers). To the extent that a Transferred Employee is entitled under any applicable Law or any policy of Sellers to be paid for any vacation or annual leave days accrued or earned but not yet taken by such Transferred Employee as of the Applicable Closing Date, Purchaser shall timely discharge the liability for such vacation or annual leave days in accordance with applicable Law to the extent such amounts are reflected as Current Liabilities in the calculation of Net Working Capital (and otherwise such amounts are to be borne by the Sellers).

Section 6.08 Allocation of Employment Liabilities. Subject to the terms of Section 6.01(c) to (h), Sellers shall retain responsibility for all employment and employee-benefit-related liabilities that relate to (a) the Employees (or any dependent or beneficiary of any Employee) that arise as a result of an event or events that occurred prior to 12:01 a.m. on the Applicable Closing Date and (b) any other current or former employee of Sellers or their affiliates who are not Transferred Employees that arise as a result of an event or events that occurred or occur at any time. Effective as of 12:01 a.m. on the Applicable Closing Date, Purchaser or its applicable affiliate shall be solely responsible for all employment and employee-benefits related liabilities that relate to the Transferred Employees (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occurred on or after 12:01 a.m. on the Applicable Closing Date.

Section 6.09 Collective Agreements. Purchaser agrees to take all actions in each case that are legally required to be taken by Purchaser or an affiliate (with the selection of the entity to be determined in the sole discretion of Purchaser, subject to applicable Law) to (a) recognize each labor union that is party to a Collective Agreement as the collective bargaining representative for the applicable Transferred Employees covered by such Collective Agreement effective upon the Applicable Closing Date, (b) assume each Collective Agreement effective upon the Applicable Closing Date, and (c) abide by and agree to honor the terms and conditions of the Collective Agreements, from and after the Applicable Closing Date.

Section 6.10 Cooperation. Following the Binding Offer Date, Sellers and Purchaser shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including (a) exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages and any information that is reasonably necessary to effect their respective tax withholding, accounting and reporting obligations under applicable Law, (b) in obtaining any governmental approvals required hereunder, (c) in responding to reasonable questions posed by employees, labor unions, employee representatives or any other persons or entities and (d) in any negotiations with unions or employee representatives, in each case except as would result in the violation of any applicable Law relating to the safeguarding of data privacy.

Section 6.11 CRM Retention Bonus Program. Purchaser shall, or shall cause the applicable Transferred Subsidiary to, assume the obligation to pay to a Transferred Employee each cash retention bonus award under the CRM Retention Bonus Program that is payable to any Transferred Employee on the basis of continued employment with Purchaser or one of its affiliates following the Applicable Closing Date (“Purchaser Retention Payment”). Following the Initial Closing and promptly following receipt by LivaNova of documentation demonstrating that any such payment has been made in accordance with the CRM Retention Bonus Program, LivaNova shall reimburse Purchaser for one half of each Purchaser Retention Payment (provided, that with respect to any Purchaser Retention Payment to be made based on quarterly sales during the calendar quarter in which the Initial Closing occurs, LivaNova shall reimburse Purchaser for (x) 100% of the portion of the Purchaser Retention Payment attributable to the period prior to the Initial Closing Date (determined based on the number of calendar days that have elapsed during such calendar quarter prior to the Initial Closing Date) and (y) 50% of the remainder of such Purchaser Retention Payment). For the avoidance of doubt, neither Purchaser nor any of its affiliates (including, after the Applicable Closing Date, any of the Transferred Subsidiaries) shall have any obligation or liability for any amounts under the CRM Retention Bonus Program that are payable on, or immediately following, the Applicable Closing Date.

Section 6.12 No Third-Party Beneficiaries; No Guarantee of Employment. Notwithstanding anything in this Article VI to the contrary, nothing contained herein, whether express or implied, shall be treated as an establishment, amendment or other modification of any Employee Benefit Plan or any employee benefit plan of Purchaser or any of its affiliates, or shall limit the right of Purchaser or any of its affiliates to amend, terminate or otherwise modify any Assumed Benefit Plan or other employee benefit plan following the Applicable Closing Date. Sellers and Purchaser acknowledge and agree that all provisions contained in this Article VI are included for their sole benefit, and that nothing in this Article VI, whether express or implied, shall create any third party beneficiary or other rights (a) in any other person, including any Employee, any participant in any Employee Benefit Plan or employee benefit plan of Purchaser or any of its affiliates, or any dependent or beneficiary thereof, or (b) to continued employment with Purchaser or any of its affiliates or to any particular term or condition of employment.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE ACQUISITION

Section 7.01 Conditions to Each Party’s Obligations. The obligations of Purchaser and LivaNova to consummate the Acquisition are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser and LivaNova) at or prior to the Initial Closing of the following conditions:

(a) Governmental Approvals.

(i) Any waiting period under the Merger Control Laws set forth in Section 7.01(a) of the Disclosure Schedule (“Applicable Merger Control Law”) shall have expired or been terminated and any approvals required under each Applicable Merger Control Law shall have been obtained.

(ii) The parties shall have obtained (x) a ruling (rescrit) from the French Ministry of Economy confirming that the contemplated Acquisition does not fall within the scope of the French foreign investments regulations, or (y) the approval of the Acquisition by the French Ministry of Economy under the French foreign investments regulations, in the event that the French Ministry of Economy considers that the Transferred Shares and Transferred Assets fall within the scope of the French foreign investments regulations, and such approval shall not be conditioned on or result in a Burdensome Effect (either (x) or (y), “French Foreign Investment Clearance”).

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent injunction or order which is in effect and which seeks or contemplates to prohibit, enjoin or otherwise restrain the purchase of any portion of the Transferred Shares or any portion of the Transferred Assets, or the assumption of any portion of the Assumed Liabilities, in each case that is material, individually or in the aggregate, to the Business.

(c) Restructuring. The Restructuring shall have been completed in accordance with the terms of the Restructuring Plan.

(d) MicroPort Shareholder Approval. MicroPort Shareholder Approval shall have been obtained at the MicroPort Shareholder Meeting.

Section 7.02 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction (or waiver by Purchaser, to the extent permitted by applicable Law) at or prior to the Initial Closing of the following conditions:

(a) Representations and Warranties. Subject to Section 2.01(b), each of (i) the Specified Closing Representations shall be true and correct in all respects (other than de minimis inaccuracies) on the date hereof and at the Initial Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) and (ii) the representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality, including references to “Material Adverse Effect”) of LivaNova set forth in this Agreement (other than the Specified Closing Representations) shall be true and correct on the date hereof and at the Initial Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representation and warranty of LivaNova described in this clause (ii) to be so true and correct would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of LivaNova. LivaNova and each of the Sellers shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by it by the time of the Initial Closing.

(c) No Material Adverse Effect. Since the Binding Offer Date, there shall not have been a Material Adverse Effect.

(d) Resignations. LivaNova shall cause each director of a Transferred Subsidiary to resign in such capacity effective as of the Initial Closing, or if applicable the Deferred Closing, other than individuals who also serve as officers of the Transferred Subsidiaries or are Transferred Employees.

(e) Seller’s Officer Certificate. Purchaser shall have received a certificate signed by an authorized officer of LivaNova as to the satisfaction of the conditions contained in Section 7.02(a), (b) and (c) (the “Seller Closing Certificate”).

(f) Closing Deliverables. Purchaser shall have received executed copies from the applicable Seller of the documents referenced in Section 2.02.

Section 7.03 Conditions to Obligations of LivaNova. The obligation of LivaNova to consummate the Acquisition is subject to the satisfaction (or waiver by LivaNova, to the extent permitted by applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality, including references to “Material Adverse Effect”) of Purchaser set forth in this Agreement shall be true and correct in all material respects on the date hereof and at the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing.

(c) Purchaser’s Officer Certificate. LivaNova shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the conditions contained in Section 7.03(a) and (b).

(d) Closing Deliverables. The Sellers shall have received executed copies from Purchaser of the documents referenced in Section 2.02.

Section 7.04 Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor LivaNova, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s or its respective affiliates’ breach of its agreements set forth herein.

ARTICLE VIII.

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Initial Closing:

(a) by mutual written consent of LivaNova and Purchaser; or

(b) by either LivaNova or Purchaser if the Initial Closing (but for avoidance of doubt not the Deferred Closings) does not occur on or prior to November 20, 2018 (the “End Date”); provided, however, that (i) the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement (or by LivaNova if the failure by any Seller to perform its obligations under this Agreement) has been a substantial cause of the failure of the Initial Closing to have occurred on or before the End Date (or any extension thereof), (ii) Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(b) during the pendency of any proceeding brought by LivaNova prior to the End Date (or any extension thereof) for specific performance of this Agreement or (iii) LivaNova shall not have the right to terminate this Agreement pursuant to this Section 8.01(b) during the pendency of any Proceeding brought by Purchaser prior to the End Date (or any extension thereof) for specific performance of this Agreement; or

(c) by Purchaser if LivaNova shall have breached or failed to perform any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or 7.02 and (ii) cannot be cured by LivaNova by the End Date, or if capable of being cured, shall not have been cured by the earlier of (x) the thirtieth day following receipt by LivaNova of written notice of such material breach or failure to perform from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination and (y) the End Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to the Initial Closing set forth in Sections 7.01 and/or 7.03 not being satisfied (other than those conditions that by their terms are to be satisfied at the Initial Closing (but subject to such conditions being capable of being satisfied as of such date)); or

(d) by LivaNova:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7.01 or 7.03 and (y) cannot be cured by Purchaser by the End Date, or if capable of being cured, shall not have been cured by the earlier of (A) the thirtieth day following receipt by Purchaser of written notice of such material breach or failure to perform from LivaNova stating LivaNova’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the basis for such termination and (B) the End Date; provided, however, that LivaNova shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if LivaNova is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Sections 7.01 and/or 7.02 not being satisfied (other than those conditions that by their terms are to be satisfied at the Initial Closing (but subject to such conditions being capable of being satisfied as of such date); or

(ii) if (x) Purchaser is required to consummate the Initial Closing pursuant to Section 2.01 and Purchaser fails to consummate the Initial Closing by the date the Initial Closing is required to have occurred pursuant to Section 2.01, (y) LivaNova has confirmed by notice to Purchaser that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03 and (z) the Acquisition shall not have been consummated within one (1) Business Day after delivery of such notice; or

(e) by either LivaNova or Purchaser, if a Governmental Entity shall have issued any order, injunction or other decree or taken any other action, in each case, which has become final and non-appealable and which restrains, permanently enjoins or otherwise prohibits the Acquisition (in whole or in part); provided, however, that this right of termination shall not be available to any party whose failure to comply with its obligations under this Agreement has been the primary cause of or resulted in such order, decree, ruling or injunction.

Section 8.02 Effect of Termination.

(a) In the event of termination by LivaNova or Purchaser pursuant to Section 8.01, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 5.04, Section 5.05(a), the indemnification provisions of Section 5.11, this Article VIII and Article XI, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser or LivaNova or their respective affiliates or Representatives, except (i) as liability may exist pursuant to the Sections specified in this Section 8.02 that survive such termination or (ii) for willful breach (which, for the avoidance of doubt, will be deemed to include any failure by Purchaser to consummate the Initial Closing if it is obliged to do so hereunder or actual fraud by any such person or its affiliates).

(b) If the transactions contemplated by this Agreement are terminated as provided herein, all information received by Purchaser or its Representatives with respect to the businesses of LivaNova and its affiliates (including the Business) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement.

ARTICLE IX.

INDEMNIFICATION; SURVIVAL

Section 9.01 Indemnification by LivaNova. Subject to the limitations set forth in Section 9.05, from and after the Initial Closing, LivaNova shall indemnify Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents, representatives, successors and assigns (the “Purchaser Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any inaccuracy in or breach of any representation or warranty of LivaNova or any Seller contained in this Agreement or any Local Transfer Agreement (disregarding any qualifications as to “materiality,” “Material Adverse Effect” or other qualifications of similar purport or effect) as of the date hereof and as of the Initial Closing Date;

(b) any breach by LivaNova of any covenant contained in this Agreement or any Local Transfer Agreement; and

(c) any Retained Liability, including the failure of LivaNova or of any Asset Seller to pay, perform or otherwise discharge when due and payable any Retained Liability.

Section 9.02 Indemnification by Purchaser. Subject to the limitations set forth in Section 9.05, from and after the Initial Closing, Purchaser shall indemnify Sellers and their respective affiliates and each of their respective officers, directors, employees, stockholders, agents, representatives, successors and assigns (the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any inaccuracy in or breach of any representation or warranty of Purchaser contained in this Agreement or any Local Transfer Agreement as of the date hereof and as of the Initial Closing Date;

(b) any breach by Purchaser of any covenant contained in this Agreement or any Local Transfer Agreement; and

(c) any Assumed Liability, including the failure of Purchaser or any of its affiliates to pay, perform or otherwise discharge when due and payable any Assumed Liability, or any Liability of a Transferred Subsidiary that is not a Retained Liability.

Section 9.03 Indemnification Procedures.

(a) Third Party Claims.

(i) If any party (the “Indemnified Party”) receives written notice (or otherwise becomes aware) of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment (in each case other than any claims, penalties, assessments or other proceedings with respect to Taxes, which for the avoidance of doubt shall be governed by Section 10.04) for which indemnity may be sought under Section 9.01 or Section 9.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly (but no later than fifteen (15) calendar days of the earlier of receiving such written notice or becoming aware of such Third Party Claim) provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount thereof (to the extent known or of a nature that can reasonably be estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or of a nature that can reasonably be estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is prejudiced thereby.

(ii) The Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim and, if it so chooses, to assume the defense thereof at its expense (provided that the amount of such expense shall be a liability of the Indemnifying Party hereunder subject to the limitations set forth in Section 9.05) with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party if it gives notice to the Indemnified Party within twenty (20) calendar days (or such lesser number of days set forth in the notice as may be required by the relevant Proceeding applicable to such Third Party Claim) from receipt of any such notice of a Third Party Claim; provided that, the Indemnifying Party shall not be entitled to assume or maintain the control of the defense of any Third Party Claim (A) if such Third Party Claim relates to or arises in connection with any criminal proceeding action, indictment, allegation or investigation or any regulatory matter brought by a Governmental Entity, (B) the plaintiff seeks an injunction or other equitable relief against the Indemnified Party, (C) any insurance carrier for the Indemnified Party requires as a condition to the Indemnified Party’s eligibility to recover insurance proceeds on account of such Third Party Claim that such carrier control the defense of such Third Party Claim, or (D) the Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there is an actual or likely conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Third Party Claim.

(iii) If the Indemnifying Party (A) does not (or is not entitled to) assume such defense, or (B) after assuming such defense, fails to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) calendar days after receiving written notice from the Indemnified Party of the failure of the Indemnifying Party to take such reasonable steps and describing in reasonable detail such failure, the Indemnified Party shall have the right to assume its own defense;

provided that, any acts or omissions by the Indemnifying Party in the exercise of its reasonable judgment in defending against such Third Party Claim shall not constitute such a failure; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. If the Indemnified Party assumes its own defense of a Third Party Claim, the Indemnified Party shall not settle, compromise, or consent to the entry of any judgment, in respect of, such Third Party Claim without the consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(iv) If the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (w) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim (provided that, in the event the Indemnified Party, with the advice of counsel, reasonably determines that there is a conflict of interests that makes it inappropriate for a single counsel to represent all parties under applicable standards of legal ethics, the Indemnified Party shall be entitled to indemnification for legal expenses (subject to the other limitations set forth herein) reasonably incurred in respect of its own counsel), (x) the Indemnified Party will not admit any liability, file any papers or consent to the entry of any judgment or enter into any settlement agreement, compromise or discharge with respect to the Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed (and such consent shall not be considered “unreasonably withheld” if (A) such settlement contains any admission of liability or wrongdoing by the Indemnifying Party and (B) such settlement imposes any sanctions, restrictions or obligations on the Indemnifying Party), (y) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party, and (z) the Indemnifying Party agrees to keep the Indemnified Party reasonably informed regarding the defense or settlement of such Third Party Claim and to consider in good faith any suggestions made by the Indemnified Party regarding the defense or settlement of such Third Party Claim.

(v) The Indemnifying Party shall not have the right to settle any Third Party Claim except if such settlement is consented to by the Indemnified Party in writing, such consent not to be unreasonably withheld, conditioned or delayed (and such consent shall not be considered “unreasonably withheld” if (A) such settlement contains any admission of liability or wrongdoing by the Indemnified Party, (B) such settlement imposes any sanctions, restrictions or obligations on the Indemnified Party, except for monetary damages for which the Indemnifying Party is solely responsible, or (C) such settlement does not contain a full release of the Indemnified Party with respect to such Third Party Claim). The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. Whether or not the Indemnifying Party has assumed the defense with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(vi) The parties will also cooperate in any such defense, appeal or settlement proceedings, give each other reasonable access to all business records, employees and other documents and information relevant thereto and use reasonable best efforts to avoid production of confidential information (consistent with applicable Law) and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(b) [Reserved]

Section 9.04 Survival. The representations and warranties contained in this Agreement (other than Specified Indemnification Representations) and the Local Transfer Agreements shall terminate and be of no further force and effect on the fifteen-month anniversary of the Initial Closing Date and the Specified Indemnification Representations shall terminate and be of no further force and effect sixty (60) calendar days following the expiration of the applicable statute of limitations. Notwithstanding the foregoing, the representations and warranties contained in this Agreement (other than the Specified Indemnification Representations) shall survive for three (3) years after the Initial Closing Date with respect to the Licensed Mark (as defined in the Trademark License Agreement), Trademark License Agreement, and use of the Licensed Mark thereunder. The applicable expiration date referred to in the preceding to sentences is the “Expiration Date.” No claim for indemnification hereunder for breach of any representation or warranty may be made after the Expiration Date. Notwithstanding the foregoing, if at any time prior to the Expiration Date any Indemnitee delivers a written notice in conformity with Section 9.03(a), then the claim for indemnification asserted in such notice shall survive until such time as such claim is fully and finally resolved.

Section 9.05 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a) no Purchaser Indemnitee shall be entitled to any indemnification, for aggregate Losses pursuant to Section 9.01(a) in excess of $14,250,000 (the “Cap”) and no Seller Indemnitee shall be entitled to any indemnification for aggregate Losses pursuant to Section 9.02(a)) in excess of the Cap; provided that the foregoing Cap shall not apply to any Losses arising from any inacurracy or breach of any Specified Indemnification Representation or in the case of fraud;

(b) no Purchaser Indemnitee shall be entitled to any indemnification for a Loss pursuant to Section 9.01(a), (x) if with respect to any individual item of Loss or series of related Losses, such item is less than $100,000 (the “Minimum Amount”), and (y) unless and until the aggregate Losses (excluding individual Losses or related Losses less than the Minimum Amount) subject to such indemnification collectively exceed $1,900,000 (the “Deductible”), whereupon such indemnification shall be made by LivaNova only with respect to the amount of such Losses of Purchaser Indemnitee (excluding individual Losses or related Losses less than the Minimum Amount) in excess of the Deductible, provided that the foregoing Minimum Amount and foregoing Deductible shall in each case not apply to Losses arising from any inacurracy or breach of any Specified Indemnification Representations or in the case of fraud; and

(c) no Purchaser Indemnitee shall have any right to assert any claims, or be entitled to any indemnification, with respect to any Losses arising from any conditions of contamination discovered as a result of a Phase II or other intrusive environmental sampling, testing or investigation undertaken on or after the Initial Closing Date by or on behalf of, or with the consent or approval of, a Purchaser Indemnitee at or relating to any of the Real Property; provided that, a Purchaser Indemnitee shall have the right to assert such claims and shall be entitled to indemnification if any such Phase II or other intrusive environmental sampling, testing or investigation (i) was undertaken in connection with a geotechnical investigation associated with the construction or expansion of a building or other improvements, (ii) was undertaken to address a threat to human health or the environment, (iii) was required by applicable Law, or (iv) was undertaken in response to a requirement, demand or claim by a Governmental Entity or other Person, which requirement, demand or claim was not directly or indirectly solicited or deliberately initiated by a Purchaser Indemnitee.

(d) Notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnitee shall be entitled to indemnification for aggregate Losses pursuant to Section 9.01(a) in excess of the Purchase Price, except in the case of fraud or intentional misrepresentation with respect to breaches of representations and warranties contained in this Article III (as qualified by the Disclosure Schedule) or the Local Transfer Agreements.

Section 9.06 Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under this Article IX or Article X shall be (i) net of any amounts recovered or recoverable by the Indemnified Party (including under insurance policies) with respect to such Loss, and (ii) solely with respect to Losses relating to a Transferred Subsidiary, reduced (but not below zero) by any Tax Benefits recognized by the Indemnified Party as a result of any Loss in any taxable year in which or prior to the taxable year in which such Loss was incurred. For this purpose, a “Tax Benefit” attributable to a Loss with respect to any taxable year shall mean the amount by which the Indemnified Party’s cumulative liability for Taxes for such taxable year, calculated by excluding any deductions attributable to the Loss, exceeds the Indemnified Party’s actual cumulative liability for Taxes for such taxable year, calculated by taking into account any deductions attributable to the Loss (and not previously utilized), to the extent permitted by applicable Tax Law and treating such deductions as the last items claimed for any such taxable year).

(b) If an Indemnified Party recovers an amount from a third party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article IX, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (A) (i) the amount paid by the Indemnifying Party in respect of such Losses plus (ii) the amount received by the Indemnified Party in respect thereof minus (B) the full amount of the Losses. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article IX, such Indemnifying Party shall be subrogated to such rights to the extent of such payment. Without limiting the generality of any other provision hereof, each Indemnified Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(c) Each party shall, and shall cause its respective subsidiaries to, take all reasonable steps to mitigate any Loss indemnifiable hereunder (other than with respect to Taxes) upon and after becoming aware of any event that could reasonably be expected to give rise to any Loss. No party shall be entitled to any payment, adjustment or indemnification more than once with respect to the same matter.

Section 9.07 Exclusivity. Except with respect to the matters covered by Section 2.04 or with respect to the remedies contemplated by Section 11.15, from and after the Initial Closing, Purchaser’s and Sellers’ sole and exclusive remedy for money damages with respect to any and all claims relating to this Agreement, the Business, the Transferred Assets, the Assumed Liabilities, the Transferred Shares or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX or Article X. In furtherance of the foregoing, each of Purchaser and the Sellers hereby waives, from and after the Initial Closing, any and all rights, claims and causes of action whether based on warranty, in contract, in tort (including negligence or strict liability) or otherwise that Purchaser or any other Purchaser Indemnitee may have against any Seller, or that any of the Sellers or any other Seller Indemnitees may have against any member of the Purchaser Group or in each case, any of their respective affiliates or any other person, arising under or based upon any Law, except pursuant to Section 2.04, Section 11.15, and the indemnification provisions set forth in this Article IX or Article X. Nothing set forth in this Section 9.07 limits the rights that may be available to Purchaser under any Ancillary Agreements.

Section 9.08 Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Sellers agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless otherwise required by applicable Law.

ARTICLE X.

TAX MATTERS

Section 10.01 Tax Covenants.

(a) Purchase Price Allocation. The Purchase Price, the assumption by Purchaser of the Assumed Liabilities (and all other capitalized costs and relevant items as required by applicable Law) shall be allocated among the Transferred Shares and Transferred Assets in accordance with an allocation schedule (the “Purchase Price Allocation”). LivaNova shall deliver the Purchase Price Allocation to Purchaser within thirty (30) calendar days following the date in which the Adjustment Amount is finally determined pursuant to Section 2.04, for Purchaser’s review, comment and approval, which approval shall not be unreasonably conditioned, withheld or delayed. Purchaser and LivaNova shall work together in good faith to resolve any disputes regarding the Purchase Price Allocation within ten (10) Business Days following the delivery thereof. If Purchaser and LivaNova are unable to resolve any such dispute, Purchaser and LivaNova shall submit the Purchase Price Allocation to an internationally recognized independent accounting firm (which accounting firm shall not be Ernst & Young or KPMG), mutually agreed upon in writing by Purchaser and LivaNova, for resolution, and the decision of such accounting firm shall be final. The costs of such accounting firm shall be borne equally by LivaNova and Purchaser. If the Purchase Price is adjusted pursuant to any provision of this Agreement, the Purchase Price Allocation shall be adjusted in accordance with the provisions of this Section 10.01(a). Purchaser and the Sellers shall file all Tax Returns consistent with the Purchase Price Allocation as finally determined hereunder. Neither Purchaser nor Sellers shall take any Tax position, whether on a Tax Return, in an audit or otherwise, that is inconsistent with the Purchase Price Allocation as finally determined hereunder, and neither Purchaser nor the Sellers shall agree to any proposed adjustment to the Purchase Price Allocation by any Taxing Authority without first giving the other parties prior written notice; provided, however, that nothing contained herein shall require Purchaser or Sellers to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging the Purchase Price Allocation.

(b) Transfer Taxes and Apportioned Obligations.

(i) Purchaser shall and LivaNova shall, and shall cause their respective subsidiaries to, cooperate in timely making all filings, returns, reports and forms as may be required in connection with payment of any Transfer Taxes. LivaNova shall, and shall cause its subsidiaries (as applicable), or Purchaser, as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(ii) Each of LivaNova and Purchaser shall be liable for, and shall pay, one-half of all Transfer Taxes arising in connection with the Restructuring (other than any Transfer Taxes in connection with Steps 1(b), 1(c), 1(e), and 1(k) of Section 1 of the Restructuring Plan, which shall be LivaNova’s sole responsibility) or otherwise in connection with the transactions contemplated by this Agreement. If either such party or any of its affiliates is required by applicable Law to pay any such Transfer Taxes, then the other party shall pay to such party or its applicable affiliate, by wire transfer of immediately available funds, one-half of the amount of such Transfer Taxes at least two (2) Business Days prior to the due date thereof.

(iii) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Transferred Assets for any Straddle Period (collectively, the “Apportioned Obligations”) shall be apportioned between Sellers, on the one hand, and Purchaser, on the other hand, based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days included in the Post-Closing Tax Period. Sellers shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. For purposes of determining the amount of real property Taxes, personal property Taxes and similar ad valorem obligations of any Transferred Subsidiary that is payable with respect to any Straddle Period, the portion attributable to a Pre-Closing Tax Period or Post-Closing Tax Period shall be based on principles consistent with the preceding sentence. The amount of Income Taxes (including, for the avoidance of doubt, any Taxes based on or measured by income, activities, events, gain, proceeds, profits, receipts or similar items) of any Transferred Subsidiary that is payable with respect to any Straddle Period, shall be determined and apportioned as though the taxable year of the Transferred Subsidiary terminated at the close of business on the Applicable Closing Date.

(c) Purchaser agrees to retain all records relating to Taxes of the Transferred Subsidiaries and with respect to the Transferred Assets for all taxable periods ending on or prior to the Initial Closing Date until the expiration of the applicable statutes of limitation (including any extensions thereof) for the taxable period or periods to which such records relate. Purchaser and LivaNova agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise; provided that with respect to any Combined Tax Return, LivaNova may redact from such Tax Returns information to the extent such information is not primarily related to the Business or the Transferred Subsidiaries.

Section 10.02 Tax Filings and Other Tax Matters.

(a) Combined Tax Returns. LivaNova (or its subsidiaries) shall, at their sole cost and expense, prepare and timely file (or cause to be prepared and timely filed) all combined, consolidated or unitary Tax Returns for all Tax periods ending on or before the Applicable Closing Date that include, on the one hand, a Transferred Subsidiary and, on the other hand, LivaNova or any of its affiliates other than a Transferred Subsidiary, a “Combined Tax Return”). At least fifteen (15) calendar days prior to filing any such Combined Tax Return, and to the extent any such Combined Tax Return relates to any Transferred Subsidiary, the Transferred Assets, or the Business, LivaNova shall submit a copy of such Combined Tax Return (or relevant portions thereof) to Purchaser for Purchaser’s review and approval (provided that LivaNova may redact from such Tax Returns (or portions thereof) information to the extent such information is not primarily related to the Business or the Transferred Subsidiaries), and shall incorporate Purchaser’s reasonable comments submitted to LivaNova no less than five (5) Business Days prior to the due date of such Combined Tax Return. In the case of any Transferred Subsidiary included on any such Combined Tax Return, the income of any such Transferred Subsidiary shall be included on the Combined Tax Return filed by LivaNova pursuant to this Section 10.02(a) for all Tax periods (or portions thereof) through the Applicable Closing Date and LivaNova shall be responsible for all Taxes payable with respect to such Combined Tax Returns.

(b) Tax Returns Due On Or Prior to Closing. LivaNova (or its subsidiaries) shall, at LivaNova’s sole cost and expense, prepare and timely file (or cause to be prepared and timely filed) all Tax Returns (other than Combined Tax Returns addressed in Section 10.02(a)) of the Transferred Subsidiaries that are due on or prior to the Applicable Closing Date. If LivaNova has not paid to the appropriate Taxing Authority the amount shown as due on any such Tax Return, then no later than two (2) Business Days prior to the due date (taking into account extensions) of each such Tax Return, LivaNova shall pay, by wire transfer of immediately available funds to an account or accounts designated by Purchaser, all Taxes shown as due thereon to the extent such Taxes are attributable to Pre-Closing Tax Periods and were not included in the determination of Net Working Capital as finally determined hereunder, and Purchaser shall cause to be paid to the appropriate Taxing Authority all such amounts paid to Purchaser in accordance with this Section 10.02(b). Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Transferred Subsidiary with respect to such items, except as required by applicable Law. At least fifteen (15) calendar days prior to filing any such Tax Return in respect of Income Taxes, LivaNova shall submit a copy of such Tax Return to Purchaser for Purchaser’s review and comment, and shall incorporate Purchaser’s reasonable comments submitted to LivaNova no less than five (5) Business Days prior to the due date of such Tax Return.

(c) Tax Returns Due After Closing. Purchaser (or its subsidiaries) shall, at their sole cost and expense, prepare and timely file (or shall cause to be prepared and timely filed) all Tax Returns (other than Combined Tax Returns addressed in Section 10.02(a) and Tax Returns addressed in Section 10.02(b)) in respect of the Transferred Subsidiaries that relate to Pre-Closing Tax Periods or Straddle Periods that are required to be filed (taking into account any applicable extension) after the Applicable Closing Date and LivaNova shall pay, by wire transfer of immediately available funds to an account or accounts designated by Purchaser, all Taxes shown as due thereon to the extent such Taxes are attributable to Pre-Closing Tax Periods and were not included in the determination of Net Working Capital as finally determined hereunder. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Transferred Subsidiary with respect to such items, except as required by applicable Law. At least fifteen (15) calendar days prior to filing any such Tax Return in respect of Income Taxes, Purchaser shall submit a copy of such Tax Return to LivaNova for LivaNova’s review and comment, and shall incorporate LivaNova’s reasonable comments submitted to Purchaser no less than five (5) Business Days prior to the due date of such Tax Return. Sellers and Purchaser shall reasonably cooperate to make (or to cause any of their respective affiliates to make) any election available under Law to treat the Applicable Closing Date as the end of a relevant Tax period.

(d) Post-Closing Actions. After the Initial Closing Date, none of Purchaser, the Transferred Subsidiaries or any affiliate of Purchaser shall, without the prior written consent of LivaNova (such consent not to be unreasonably withheld, conditioned, or delayed), file any amended Tax Return with respect to a Pre-Closing Tax Period or make or change any Tax election that has retroactive effect to a Pre-Closing Tax Period, in each case if such action could reasonably be expected to result in the loss or reduction of any Tax asset, the existence of increase of any Tax liability or that could reasonably be expected to give rise to an indemnification obligation under Article IX or Section 10.03 of any Seller or any affiliate thereof.

(e) Cooperation. From and after the Initial Closing Date, LivaNova and Purchaser shall reasonably cooperate, and shall cause their respective subsidiaries, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns of the Transferred Subsidiaries or otherwise relating to the Transferred Assets or the Business, including maintaining and making available to each other all records necessary in connection with Taxes and, subject to Section 10.03(a), in resolving all disputes and audits with respect to all taxable periods relating to Taxes, provided, that, with respect to any Combined Tax Return, LivaNova may redact from such Tax Returns information to the extent such information is not primarily related to the Business or the Transferred Subsidiaries. Each party hereto shall, and shall cause each of its affiliates (including the Transferred Subsidiaries) to, (i) use its reasonable best efforts to properly retain and maintain such records until such time as LivaNova and Purchaser agree that such retention and maintenance is no longer necessary and (ii) allow the other party and its Representatives (and Representatives of any of its affiliates), at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as such other party or any of its affiliates may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours and at such other party’s expense.

(f) Refunds and Credits. Except with respect to (i) any Tax refunds (or credits in lieu thereof) arising from the carryback of any Tax loss, deduction or credit arising in or attributable to a period (or portion thereof) beginning after the Applicable Closing Date or (ii) any amounts included as a Tax asset in the determination of Net Working Capital as finally determined hereunder, any refund (or credit in lieu thereof) of Taxes relating to the Business, the Transferred Subsidiaries or Transferred Assets for any Pre-Closing Tax Period (or other Taxes which Sellers have paid or borne, including under Section 10.02, Section 10.03, Section 9.01 or through inclusion in the determination of Net Working Capital as finally determined hereunder) in each case, net of any Taxes (including withholding Taxes) and reasonable expenses attributable to such refund or credit borne by Purchaser or its affiliates, shall be for the account of Sellers. Any other refund (or credit in lieu thereof) of Taxes (including any refunds (or credits in lieu thereof) arising from the carryback of any Tax loss, deduction or credit arising in a period (or portion thereof) beginning after the Initial Closing Date) relating to the Transferred Subsidiaries or Transferred Assets shall be for the account of Purchaser. Purchaser shall, if LivaNova reasonably so requests, and at LivaNova’s sole cost and expense, file for and obtain or cause the Transferred Subsidiaries or other applicable affiliates of Purchaser to file for and obtain any refunds (or credits in lieu thereof) to which Sellers are entitled under this Section 10.02(f). Purchaser shall pay to LivaNova by wire transfer of immediately available funds to one or more accounts designated in writing by LivaNova the amount of any refunds (or credits in lieu thereof) to which Seller is entitled pursuant to this Section 10.02(f) no later than ten (10) calendar days after such refund is received or credit is utilized on a Tax Return filed by Purchaser, a Transferred Subsidiary or any affiliate thereof. In the event that Purchaser, any Transferred Subsidiary, or any affiliate thereof is required to repay any such refund or credit to any Governmental Entity due to the successful challenge of such refund or credit by such Governmental Entity, LivaNova shall repay to Purchaser (or such Transferred Subsidiary, as applicable) an amount equal to such refund or credit immediately upon written request therefor.

(g) Tax Sharing Agreements. Prior to the Applicable Closing Date, LivaNova shall cause any Tax sharing agreements and arrangements with respect to which any Transferred Subsidiary is a party (or that otherwise relates to the Transferred Assets or the Business) to be terminated on or prior to the Applicable Closing Date and after the Applicable Closing Date, no Transferred Subsidiary shall have any rights or obligations under any such Tax sharing agreement or arrangement.

(h) Employment Tax Reporting Responsibility. Purchaser and any applicable affiliate of Purchaser hereby agree to follow the alternate procedure for United States employment tax withholding as provided in Section 5 of Revenue Procedure 2004-53, 2004-2 C.B. 320. LivaNova and each Asset Seller shall provide to Purchaser (or its applicable affiliate) all information required to be provided by the predecessor under such Revenue Procedure and any other information reasonably required by Purchaser (or its applicable affiliate) in connection with its reporting obligations thereunder. LivaNova and each Asset Seller shall thereafter have no United States employment tax reporting responsibilities, and Purchaser (or its applicable affiliate) and its (or its applicable affiliates) subsidiaries shall have full United States employment tax reporting responsibilities, in each case, for Transferred Employees following the close of business on the Applicable Closing Date for the tax year in which the Applicable Closing Date occurs.

(i) VAT.

(i) Subject to this Section 10.02(i), Sellers and Purchaser intend that, so far as possible under relevant Law, none of the transactions contemplated by this Agreement shall be treated as a supply of goods or services subject to any VAT and all transactions contemplated by this agreement are not chargeable with any VAT on the part of a supplier and are outside the scope of any applicable VAT, and Sellers and Purchaser agree to use all reasonable efforts to secure that such treatment applies.

(ii) If LivaNova and Purchaser agree that any VAT is or becomes chargeable with respect to or in connection with the transactions contemplated by the Restructuring Plan (the “Restructuring VAT”), LivaNova shall be liable for, and shall pay, all such Restructuring VAT (which shall only be charged at the prevailing rate and in accordance with applicable Law). If LivaNova and Purchaser cannot agree on whether Restructuring VAT is or has become chargeable or payable, the Sellers and Purchaser shall seek the opinion of a mutually acceptable counsel who is qualified to opine on such matter and shall act in accordance with such counsel’s opinion and the costs of such counsel shall be shared equally by Purchaser and LivaNova. If LivaNova determines in its reasonable discretion, exercised in good faith, that any such Restructuring VAT paid pursuant to this Section 10.02(i)(ii) is not recoverable under applicable Law, then LivaNova shall notify Purchaser and Purchaser shall pay to LivaNova 50% of the amount of such Restructuring VAT that is not recoverable under applicable Law (other than any such unrecoverable Restructuring VAT charged in connection with Steps 1(b), 1(c), 1(e), and 1(k) of Section 1 of the Restructuring Plan, which shall be LivaNova’s sole responsibility) no later than ten (10) calendar days after receipt of such notice. If LivaNova and Purchaser cannot agree on whether any amount paid by LivaNova pursuant to this Section 10.02(i)(ii) is not recoverable under applicable Law, LivaNova and Purchaser shall seek the opinion of a mutually acceptable counsel who is qualified to opine on such matter and shall act in accordance with such counsel’s opinion and the costs of such counsel shall be shared equally by Purchaser and LivaNova.

(iii) If, prior to the Applicable Closing Date, LivaNova and Purchaser agree that VAT is or has become chargeable or payable on any supply in respect of the sale of the Transferred Shares or Transferred Assets under this Agreement, and such applicable Seller is required to pay or account for such VAT to the relevant Taxing Authority, then the applicable Seller shall provide to Purchaser a properly completed and executed VAT invoice (or other valid and customary VAT documentation) with respect to the relevant supply, promptly and in accordance with applicable Law. Purchaser shall pay to the applicable Seller the amount shown as due on such VAT invoice or other valid documentation (in addition to the Purchase Price payable on the Applicable Closing Date). If LivaNova and Purchaser cannot agree on whether VAT is or has become chargeable or payable on any supply in respect of the sale of the Transferred Shares or Transferred Assets under this Agreement, the Sellers and Purchaser shall seek the opinion of a mutually acceptable counsel who is qualified to opine on such matter and shall act in accordance with such counsel’s opinion and the costs of such counsel shall be shared equally by Purchaser and LivaNova. For the avoidance of doubt, any such VAT shall only be charged at the prevailing rate and in accordance with applicable Law.

(iv) If Purchaser determines in its reasonable discretion, exercised in good faith, that any amount paid to any Seller pursuant to Section 10.02(i)(iii) is not recoverable under applicable Law, Purchaser shall notify the applicable Seller and such Seller shall pay to Purchaser 50% of the amount of such VAT that is not recoverable under applicable Law, to the extent such amount is not included in the determination of Net Working Capital as finally determined hereunder, no later than ten (10) calendar days after receipt of such notice. If LivaNova and Purchaser cannot agree on whether any amount paid to any Seller pursuant to Section 10.02(i)(iii) is not recoverable under applicable Law, LivaNova and Purchaser shall seek the opinion of a mutually acceptable counsel who is qualified to opine on such matter and shall act in accordance with such counsel’s opinion and the costs of such counsel shall be shared equally by Purchaser and LivaNova.

(v) If any party pays any VAT pursuant to this Section 10.02 and after the Applicable Closing Date a relevant Taxing Authority issues a ruling indicating that such VAT was not payable in respect of the applicable transactions (or that VAT in an amount less than that paid by such party pursuant to this Section 10.02 was payable with respect to the applicable transactions), any other party that receives a refund of such amount shall promptly (but in any case within ten (10) calendar days) remit such refund to the party that paid such amount pursuant to this Section 10.02.

(vi) If, after the Applicable Closing Date, a relevant Tax Authority issues a ruling indicating that any Restructuring VAT was payable or that any VAT was payable with respect to any sale of the Transferred Shares or Transferred Assets under this Agreement, but the applicable VAT was not paid (or insufficient VAT was paid), then such Restructuring VAT or other VAT shall be treated in accordance with the provisions of this Section 10.02(i).

(vii) Sellers and Purchaser shall cooperate in good faith and use their reasonable best efforts to secure any available exemptions from, or reductions to, any VAT under applicable Law. No party shall, without the prior written consent of the other party, exercise any option or right that may be available to it under applicable Law to voluntarily qualify any of the transactions contemplated by this Agreement as a taxable transaction for VAT purposes or otherwise subject to any VAT. Each party agrees to provide the other party, upon such other party’s request, information relating to the computation of any VAT described in this Section 10.02(i).

(viii) All references to Purchaser and the Sellers in this Section 10.02(i) shall include their respective applicable affiliates.

(j) Post-Closing Tax Savings. After the Applicable Closing Date and except with respect to any amounts included as a Tax asset in the determination of Net Working Capital as finally determined hereunder, Purchaser shall pay to LivaNova the amount of any reduction in Tax payments of Purchaser, the Transferred Subsidiaries or any affiliates thereof that would otherwise be payable with respect to any Post-Closing Tax Period (or portion thereof) ending on or before December 31, 2022 by Purchaser, the Transferred Subsidiaries, or any affiliate thereof and that are attributable to any LivaNova NOLs (such amount, the “NOL Tax Benefit”). The NOL Tax Benefit for any taxable year shall be an amount equal to the excess of (A) the cumulative liability for Taxes of Purchaser, Transferred Subsidiaries and affiliates thereof that would have been payable for such taxable year, calculated by excluding all LivaNova NOLs over (B) the actual cumulative liability for Taxes of Purchaser, Transferred Subsidiaries and affiliates thereof through the end of such taxable year, calculated by using any LivaNova NOLs not previously taken into account (in each case to the extent permitted by applicable Tax law and subject to any limitations on the use of such LivaNova NOLs). An NOL Tax Benefit shall be calculated at the time of the filing of each relevant Tax Return for any taxable year on which such LivaNova NOLs are utilized to reduce Taxes of Purchaser, the Transferred Subsidiaries, or any affiliates thereof for any Post-Closing Tax Period (and not when estimated Taxes are paid). At least fifteen (15) calendar days prior to filing any such Tax Return, Purchaser shall provide LivaNova with written notice of the NOL Tax Benefits calculated with respect to such Tax Return (such notice to specify in reasonable detail the nature and amount of such NOL Tax Benefit) along with supporting schedules and work papers, as determined in good faith by Purchaser or as reasonably requested by LivaNova; provided, that LivaNova shall bear all reasonable and documented out-of-pocket expenses of providing such information. Purchaser and LivaNova shall work together in good faith to resolve any disputes with respect to the amount or existence of an NOL Tax Benefit. If Purchaser and LivaNova are unable to resolve any such disputes, such disputes shall be resolved promptly by an internationally recognized independent accounting firm mutually agreed upon in writing by Purchaser and LivaNova. The decision of such firm shall be final. The costs of such firm shall (i) shall be borne by LivaNova, in the proportion that the aggregate dollar amount of items that are successfully disputed by Purchaser (as finally determined by such firm) bears to the aggregate dollar amount of such disputed items and (ii) shall be borne by Purchaser in the proportion that the aggregate dollar amount of items that are successfully disputed by LivaNova (as finally determined by such firm) bears to the aggregate dollar amount of such disputed items. Within ten (10) calendar days after the filing of each such Tax Return for any taxable year ending on or before December 31, 2022 in which a NOL Tax Benefit is actually realized (and not when estimated Taxes are paid), Purchaser shall pay to LivaNova by wire transfer of immediately available funds to one or more accounts designated in writing by LivaNova the amount of any such NOL Tax Benefit. In the event that Purchaser, any

Transferred Subsidiary, or any affiliate thereof is required to repay the amount of any NOL Tax Benefit to any Governmental Entity due to the successful challenge by such Governmental Entity of the use of LivaNova NOLs, upon Purchaser’s provision of documentation regarding such successful challenge that is reasonably acceptable to LivaNova, LivaNova shall promptly repay to Purchaser (or such Transferred Subsidiary, as applicable) an amount equal to such NOL Tax Benefit.

Section 10.03 Tax Indemnification.

(a) From and after the Applicable Closing Date, and without duplication, LivaNova shall indemnify and hold harmless the Purchaser Indemnitees from and against any and all Losses for (i) Taxes attributable to the ownership and operation of the Transferred Assets or the Business attributable to all Pre-Closing Tax Periods, (ii) Taxes of the Transferred Subsidiaries attributable to all Pre-Closing Tax Periods, (iii) Taxes imposed on LivaNova or any of its affiliates (not including the Transferred Subsidiaries) for any taxable period except to the extent such Taxes are attributable solely to (A) Purchaser’s ownership or operation of the Transferred Subsidiaries, the Transferred Assets or the Business or (B) items of income of the Transferred Subsidiaries arising in a Post-Closing Tax Period, (iv) any breach by LivaNova or any of its affiliates of the representations and warranties contained in Section 3.14 or of any covenant or agreement contained in Sections 1.05 and 9.06 and this Article X (other than a breach by a Transferred Subsidiary following the Applicable Closing Date), (v) Taxes of another person (other than a Transferred Subsidiary) imposed on a Transferred Subsidiary (A) as a transferee or successor due to transactions occurring on or prior to the Applicable Closing, (B) as a result of contracts or agreements entered into (other than commercial contracts entered into in the ordinary course of business the primary subject matter of which is not Taxes)on or prior to the Applicable Closing, or (C) as a result of such Transferred Subsidiary being included in any fiscal unity or consolidated, affiliated, combined, unitary or similar group at any time prior to the Applicable Closing Date, (vi) Transfer Taxes imposed on LivaNova pursuant to Section 10.01(b), (vii) all liability for VAT imposed on LivaNova or any Seller pursuant to Section 10.02(i) and (viii) all Taxes (other than Transfer Taxes addressed in Section 10.01(b)) and VAT addressed in Section 10.02(i)) imposed in connection with the Restructuring, in each case, to the extent such liability for Taxes is not included in the determination of Net Working Capital as finally determined hereunder. Notwithstanding the foregoing, LivaNova shall not have any obligations under this Section 10.03(a) for any liability for Taxes that results from any breach of any covenants or agreements of Purchaser or its affiliates under this Agreement.

(b) From and after the Applicable Closing Date, and without duplication, Purchaser shall indemnify and hold harmless the Seller Indemnitees from and against (i) all liability for Taxes attributable to the ownership and operation of the Transferred Assets, the Transferred Subsidiaries or the Business for all Post-Closing Tax Periods (other than any such amounts arising as a result of a breach of the representations contained in Sections 3.14(a)(viii), 3.14(a)(ix), 3.14(a)(x)), or 3.14(d) and any other amounts that are properly indemnifiable by LivaNova pursuant to Section 10.03(a)), (ii) any breach by Purchaser or any of its affiliates of any of any covenants or agreements in Sections 1.05 and 9.06 and this Article X (other than a breach by a Transferred Subsidiary on or before the Closing), (iii) all liability for Transfer Taxes imposed on Purchaser pursuant to Section 10.01(b) and (iv) all liability for VAT imposed on Purchaser pursuant to Section 10.02(i). Notwithstanding the foregoing, Purchaser shall not have any obligations under this Section 10.03(b) for any liability for Taxes that results from any breach of any covenants or agreements of LivaNova or its affiliates under this Agreement.

(c) In the case of any Straddle Period, Taxes shall be allocated to the Pre-Closing Tax Period in accordance with Section 10.01(b)(iii).

(d) Notwithstanding any other provision in this Agreement, Purchaser Indemnitees shall not have any right to indemnification (i) under Section 10.03(a)(i) or Section 10.03(a)(iv) from and against any Taxes of any person that are attributable to the Post-Closing Tax Period (other than with respect to a breach of the representations contained in Sections 3.14(a)(viii), 3.14(a)(ix) 3.14(a)(x) or 3.14(d)) or (ii) under this Section 10.03 due to the unavailability in any Post-Closing Tax Period of any net operating losses, credits or other Tax attributes otherwise attributable to the Pre-Closing Tax Period.

(e) None of Purchaser, the Transferred Subsidiaries or any affiliate of Purchaser shall, without the prior written consent of LivaNova (such consent not to be unreasonably withheld, conditioned, or delayed) engage in any transaction (other than any transactions expressly contemplated by this Agreement, the Ancillary Agreements, or the Restructuring Plan) on the Initial Closing Date but after the Initial Closing that is outside the ordinary course of business.

Section 10.04 Procedures Relating to Indemnification of Tax Claims.

(a) If a party to this Agreement (the “Tax Indemnified Party”) receives any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, suit, dispute or other claim with respect (in whole or in part) to Taxes that would reasonably be expected to result in any liability for Taxes of any other party or any of their respective affiliates (the “Tax Indemnifying Party”) or would reasonably be expected to result in any indemnification obligation of the Tax Indemnifying Party or any of their respective affiliates (such claim, a “Tax Claim”), the Tax Indemnified Party shall promptly notify Tax Indemnifying Party in writing of such Tax Claim. No failure or delay on the part of Tax Indemnified Party to give notice to Tax Indemnifying Party shall reduce or otherwise affect the obligations or liabilities of Tax Indemnifying Party pursuant to this Agreement, except to the extent that LivaNova, any Seller or any of their respective affiliates is actually prejudiced thereby.

(b) With respect to any Tax Claim that relates to a Combined Tax Return (a “Combined Tax Claim”):

(i) LivaNova shall, at its sole cost and expense, assume and control the applicable audit or examination and the defense of the Combined Tax Claim; provided that, to the extent any such Combined Tax Return relates to any Transferred Subsidiary, the Transferred Assets, or the Business, Purchaser, at its own cost and expense and with its own counsel, shall have the right to participate in (but not control) the applicable audit or examination and defense of such Combined Tax Claim;

(ii) Purchaser agrees to cooperate reasonably with LivaNova and its subsidiaries with respect to such contest, including the execution of any powers of attorney in favor of LivaNova or its affiliates to the extent reasonably necessary to the defense of such Combined Tax Claim; and

(iii) LivaNova shall (A) keep Purchaser reasonably informed of all material developments and events relating to such Combined Tax Claim to the extent such developments or events are relevant to the Business, the Transferred Assets, or the Transferred Subsidiaries and (B) to the extent such Combined Tax Claim relates to the Business, the Transferred Assets, or any Transferred Subsidiary, shall not settle or otherwise compromise (or extend the statute of limitations for) such Combined Tax Claim without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed).

(c) With respect to any Tax Claim that does not relate to a Combined Tax Return (a “Stand-Alone Tax Claim”):

(i) The Tax Indemnifying Party shall be entitled, at its sole cost and expense, to control the applicable audit or examination and the defense of a Stand-Alone Tax Claim and the Tax Indemnified Party agrees to cooperate reasonably with the Tax Indemnifying Party with respect to such

Stand-Alone Tax Claim, including the execution of any powers of attorney in favor of the Tax Indemnifying Party or its affiliates to the extent reasonably necessary to the defense of such Stand-Alone Tax Claim. the Tax Indemnifying Party shall keep the Tax Indemnified Party reasonably informed of all material developments and events relating to such Stand-Alone Tax Claim, and the Tax Indemnified Party, at its sole cost and expense and with its own counsel, shall have the right to participate in (but not control) the applicable audit or examination and defense of such Stand-Alone Tax Claim, and in no case shall the Tax Indemnifying Party settle or otherwise compromise (or extend the statute of limitations for) any such Stand-Alone Tax Claim without the Tax Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii) In the event that the Tax Indemnifying Party elects not to control an audit or examination and the defense of any Stand-Alone Tax Claim, the Tax Indemnified Party shall control such audit or examination and the defense of such Stand-Alone Tax Claim, the Tax Indemnifying Party agrees to cooperate reasonably with the Tax Indemnified Party with respect to such Stand-Alone Tax Claim, the Tax Indemnified Party shall keep the Tax Indemnifying Party reasonably informed of all material developments and events relating to such Stand-Alone Tax Claim, the Tax Indemnifying Party, at its sole cost and expense and with its own counsel, shall have the right to participate in (but not control) the applicable audit or examination and defense of such Stand-Alone Tax Claim, and in no case shall the Tax Indemnified Party settle or otherwise compromise (or extend the statute of limitations for) any such Stand-Alone Tax Claim without the Tax Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed;

Section 10.05 FIRPTA Certificates. Each Seller that, pursuant to this Agreement, will transfer any Transferred Asset that is a “United States real property interest” for U.S. federal income tax purposes, (or, in the case of such a Seller that is a disregarded entity for U.S. federal income tax purposes, such Seller’s regarded owner) shall deliver to Purchaser a properly executed and correct certificate dated as of the Applicable Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 and/or Code Section 897, certifying such facts as to establish that the sale of Transferred Shares or Transferred Assets, as applicable, are exempt from withholding pursuant to Code Section 1445; provided that notwithstanding anything in this Agreement to the contrary, Purchaser’s sole right if any Seller fails to provide any such certificate shall be to make an appropriate withholding (if any) under Section 1445 of the Code.

ARTICLE XI.

MISCELLANEOUS

Section 11.01 Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchaser, on the one hand, or LivaNova, on the other hand, without the prior written consent of LivaNova (in the case of an assignment by Purchaser) or Purchaser (in the case of an assignment by LivaNova), as applicable; provided that (a) LivaNova may assign any rights and obligations hereunder to any of its controlled affiliates and (b) Purchaser may assign any of its rights and obligations hereunder to any of its controlled affiliates, any subsequent purchaser of the Business after the Initial Closing of any of its or its affiliates’ debt financing sources, in each case, without the consent of any other person, but provided (in the case of clause (a) or (b)) that no such assignment shall release the applicable assignor from any liability or obligation under this Agreement in the event its obligations are not performed. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 11.01 shall be null and void.

Section 11.02 No Third-Party Beneficiaries. Except as provided in (a) Article IX with respect to an Indemnified Party and Article X with respect to the Tax indemnification and (b) Section 5.11 for the benefit of any current or former directors or officers, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder. Nothing in this Agreement shall constitute an amendment to any Employee Benefit Plan, and no Employee Benefit Plan shall be amended absent a separate written amendment that complies with such Employee Benefit Plan’s amendment procedures.

Section 11.03 Expenses. Each of the parties hereto shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby and any other costs and expenses incurred by such party (including, for the avoidance of doubt, costs and expenses of Purchaser incurred in connection with the acquisition of the Transferred Assets and the assumption of the Assumed Liabilities or otherwise in connection with the operation or conduct of the Business on or after the Initial Closing), except as otherwise expressly set forth herein or in any Ancillary Agreement.

Section 11.04 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient, (c) one (1) Business Day following sending by overnight delivery via a national courier service and (d) when delivered by email and, in each case, addressed to a party at the following address for such party.

(i)	if to Seller,

LivaNova PLC

20 Eastbourne Terrace

London, W2 6LG

United Kingdom

Attention:     Keyna Skeffington

Email:           legalinfo@livanova.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention:     Luke Bergstrom

    Mark Bekheit

Email:           luke.bergstrom@lw.com

    mark.bekheit@lw.com

(ii)	if to MicroPort and/or Purchaser,

MicroPort Scientific Corporation

1601 Zhangdong Road

Zhangjiang Hi-Tech Park

Shanghai 201203

The People’s Republic of China

Attention: Martin Sun

Jonathan Chen

Email:       martinsun@microport.com

jonathanchen@microport.com

MicroPort Cardiac Rhythm B.V.

Hoogoorddreef 5,

Atlas Arena, Building Asia,

1101BA Amsterdam

The Netherlands

Attention: Kees Visser

Email:       kvisser@ortho.microport.com

in each case, with copies to (which shall not constitute notice):

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Gary Li

Pierre Arsenault

Email:       gary.li@kirkland.com

pierre.arsenault@kirkland.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

Section 11.05 Interpretation; Certain Definitions.

(a) This Agreement shall be construed as follows:

(i) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(ii) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(iii) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(iv) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(v) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(vi) The use of the word “or” shall not be exclusive.

(vii) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(viii) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(ix) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(x) A reference to any legal term or concept customarily used in the jurisdiction of the State of New York shall, in respect of any jurisdiction other than the State of New York, be construed as a reference to the nearest equivalent term or concept in such jurisdiction.

(xi) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). The doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the transactions contemplated hereby.

(xii) The parties hereto agree that any reference in a particular Section of the Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to an individual who has read that reference and such representations and warranties.

(xiii) Any statement in this Agreement to the effect that any information, document or other material has been “made available” to Purchaser or any of its Representatives means that such information, document or other material was posted to the Data Room no later than 12:01 a.m. Paris Time on November 19, 2017 and has been made available on a continuous basis by or on behalf of LivaNova for review therein by Purchaser and its Representatives since such time.

(xiv) The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

(b) For all purposes hereof:

“2017 EBITDA” means the EBITDA of the Business for the twelve-month period ended December 31, 2017, determined in accordance with the accounting principles, policies, procedures, categorizations, assets recognition bases, definitions, methods, practices and estimation techniques (including in respect of the exercise of management judgement) set forth on Exhibit F.

“2017 EBITDA Target” means $19,000,000.

“2017 EBITDA Shortfall Amount” means an amount equal to the product of (i) ten multiplied by (ii) the amount by which the 2017 EBITDA is less than 80% of the 2017 EBITDA Target. The 2017 EBITDA Shortfall Amount shall only be a positive number. For illustrative purposes only, if the 2017 EBITDA Target is $19,000,000 and the 2017 EBITDA is $15,000,000, the 2017 EBITDA Shortfall Amount would be $2,000,000 (10 times $200,000 (which is calculated by the amount the 2017 EBITDA ($200,000) is below 80% of the 2017 EBITDA Target of $19,000,000)). In no event shall the 2017 EBITDA Shortfall Amount exceed $10,000,000.

“Accounting Principles” means (i) to the extent not inconsistent with GAAP as at the Initial Closing Date, the accounting principles, policies, procedures, categorizations, assets recognition bases, definitions, methods, practices and estimation techniques (including in respect of the exercise of management judgement) adopted in the Financial Statements for the nine-month period ending September 30, 2017 applied on a consistent basis; and (ii) then, GAAP as of the Initial Closing Date. Set forth on Exhibit G is an illustration of the Accounting Principles.

“Adjustment Amount” means the result of (i) $0, minus (ii) the amount (if any) by which the Net Working Capital is less than the Target Net Working Capital minus (ii) the amount of any Transferred Subsidiary Debt, plus (iii) the amount (up to $90,000,000) (if any) by which the Net Working Capital exceeds the Target Net Working Capital), plus (iv) the amount of any Transferred Subsidiary Cash (up to $10,000,000), minus (v) the 2017 EBITDA Shortfall Amount (if any), plus (vi) the amount of fees, up to $1,500,000, due to PricewaterhouseCoopers LLP incurred by Sellers in connection with the preparation of the LivaNova Financial Statements pursuant to clauses (a) through (c) of Section 5.16. For the avoidance of doubt, the Adjustment Amount may be a positive or negative number.

“affiliate” means, with respect to any person, any person or entity controlling, controlled by or under common control with such person. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Sellers or their respective subsidiaries, including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official, foreign government employee or commercial entity to obtain a business advantage; including the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010, any applicable anti-corruption laws of the PRC, including but not limited to the PRC Criminal Law adopted by the National People’s Congress on July 1, 1979, as amended, the PRC Anti-Unfair Competition Law adopted by the National People’s

Congress on September 2, 1993 and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Applicable Closing Date” means the date of the Initial Closing for the Transferred Assets, Transferred Subsidiaries and Assumed Liabilities transferred on the Initial Closing, or the date of the applicable Deferred Closing (in accordance with Section 2.05), for all other Transferred Assets, Transferred Subsidiaries and Assumed Liabilities.

“ARD” means the Transfer of Undertakings Directive 2001/23/EC, as amended, together with any domestic implementing legislation.

“ARD Employee” means an Employee who is employed by LivaNova or one of its subsidiaries (other than a Transferred Subsidiary) in a jurisdiction in which the ARD is applicable and who will transfer to Purchaser or an affiliate as of the Closing automatically by operation of Law pursuant to the ARD.

“Assets” means, with respect to any Person, any and all of such Person’s right, title, and interest in and to all of the properties, assets, claims, Contracts, and businesses of every kind, character, and description, whether real, personal, or mixed, whether tangible or intangible, whether accrued, contingent, or otherwise, and wherever located, including the following: (i) all Cash, notes, and accounts receivable (whether current or non-current); (ii) all leases and subleases and all machinery, equipment (including all transportation and office equipment), fixtures, trade fixtures, and furniture; (iii) all office supplies, production supplies, spare parts, other miscellaneous supplies, and other tangible property of any kind; (iv) all capital stock, partnership interests, limited liability company interests, and other equity or ownership interests or rights, directly or indirectly, in any subsidiary or other entity, including joint venture interests; (v) all raw materials, works-in-process, finished goods, consigned goods, and other inventories; (vi) all Intellectual Property; (vii) all rights existing under all Contracts; (viii) all prepayments, deposits, performance bonds, and prepaid expense; (ix) all rights, claims (including counterclaims), causes of action, choses in action, defenses against third parties, rights of recovery, and rights of set-off of any kind; (x) all customer lists and records pertaining to customers and accounts, personnel records, all lists and records pertaining to suppliers and agents, and all books, ledgers, files, and business records of every kind; (xi) all advertising materials and all other printed or written materials, including purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals, and instructional documents; (xii) all permits, licenses, approvals, and authorizations, to the extent transferable, of Governmental Entity or third parties relating to the ownership, possession, or operation of the Assets; (xiii) all goodwill as a going concern and all other general intangible properties; (xiv) all employee contracts, including the right thereunder to restrict an employee from competing in certain respects; and (xv) all trucks, automobiles, and other vehicles.

“Asset Sellers” means LivaNova and its subsidiaries that hold, lease or license Transferred Assets, including the entities identified in Section 11.05(b)(i) of the Disclosure Schedule.

“Assumed Lease Real Property” means any land, building, structures, improvements, fixtures or other interests in real property under any Assumed Lease.

“Base Purchase Price” means $190,000,000.

“Burdensome Effect” means any action, measure, circumstance, change, undertaking, condition, accommodation, concession or effect that, individually or in the aggregate, would reasonably be expected to (a) have a material and adverse impact on the Business or Purchaser or (b) materially impede or materially reduce the reasonably anticipated benefits of the Acquisition to MicroPort.

“Business” means the cardiac rhythm management business, as conducted by LivaNova and its subsidiaries as of the date hereof and as of immediately prior to the Initial Closing, including the development, design, manufacture, marketing, promotion, sale, distribution, implementation and support of (i) devices that monitor patient cardiac information in order to both (x) identify abnormal heart conditions such as arrhythmias and ventricular fibrillation and (y) apply electrical current to prevent or treat such abnormal conditions (“CRM Device”), (ii) ancillary devices such as programmers, external monitors, and other systems, in each case, that link to a CRM Device in order to obtain and communicate diagnostic and patient status information, (iii) cardiac leads, pads, and other components, in each case, that are implanted with an implantable CRM Device, or that are used in connection with affixing or implanting a CRM Device in or on a patient, (iv) algorithms and components such as ASICs boards, and software that implement the detection and correction algorithms in a CRM Device, (v) networks and systems used in patient interactions with physicians and emergency responders in connection with a CRM Device, and (vi) the products described in Section 11.05(b)(ii) of the Disclosure Schedule (together with reasonably foreseeable extensions and improvements of such products). For the avoidance of doubt, the Business does not include LivaNova’s VNS (Vagus Nerve Stimulation) Therapy offered as part of its neuromodulation business unit.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in Paris, Hong Kong or New York City.

“Cash” means cash and cash equivalents (other than any Restricted Cash); provided, that “Cash” shall be net of any outstanding checks that have not yet cleared and shall include deposits in transit to the Transferred Subsidiaries and not yet credited in the bank account of a Transferred Subsidiary.

“Circular” means the circular to be sent to the shareholders of MicroPort in connection with the MicroPort Shareholder Meeting, as amended or supplemented.

“Claim” means any claims, counterclaims, demands, actions, suits, Proceedings and causes of action, whether class, individual or otherwise in nature, in law or in equity.

“Closing” means the Initial Closing and each Deferred Closing, as applicable.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collar Amount” means $500,000.

“Contract” means any contract, subcontract, agreement, lease, sublease, license, commitment, sale and purchase order or other understanding or instrument to which a Seller is a party and which is or purports to be legally binding.

“CRM Retention Bonus Program” means the retention bonus program established in connection with the transactions contemplated by this Agreement, which is comprised of a series of three-hundred and fifty-nine (359) retention agreements that were entered into prior to the date hereof between LivaNova or any of its affiliates, on the one hand, and an Employee, on the other, and that provide for retention bonuses payable to such Employee as of the dates specified in such agreements and in accordance with the forms of letters made available to Purchaser and the information provided in Section 11.05(b)(iii) of the Disclosure Schedule.

“Current Assets” means the current assets of the Business (to the extent included in the Transferred Assets or any Transferred Subsidiary), as determined in accordance with the Accounting Principles ; provided, that in no event shall Current Assets include Transferred Subsidiary Cash.

“Current Liabilities” means the current liabilities of the Business (to the extent included in the Transferred Assets or any Transferred Subsidiary), as determined in accordance with the Accounting Principles ; provided, that in no event shall Current Liabilities include any deferred revenue or Transferred Subsidiary Debt.

“Data Room” means the electronic data room maintained by Merrill DataSite in connection with the transactions contemplated by this Agreement under the project name “Trident” as visible to Purchaser.

“EBITDA” means, with respect to any period, the net income before interest, income taxes, depreciation, and amortization of the Business during such period.

“Employee” means (i) each employee of LivaNova or their respective subsidiaries, other than an employee of a Transferred Subsidiary, who is regularly scheduled to spend the majority of his or her working time in support of the Business, including, for the avoidance of doubt, each ARD Employee, and each employee hired or transferred into the Business to spend the majority of his or her working time in support of the Business between the date hereof and the Applicable Closing Date to replace a departing employee in accordance with the terms of this Agreement (provided, however, that the parties may mutually agree in writing between the date hereof and the Applicable Closing Date to exclude certain of such individuals from being considered Employees); (ii) each employee of a Transferred Subsidiary; (iii) each ARD Employee (if any not already covered under the foregoing clauses (i) and (ii)); and (iv) those individuals mutually agreed upon by the parties hereto as set forth in Section 11.05(b)(iv) of the Disclosure Schedule.

“Environmental Laws” means all applicable Laws and Orders relating to pollution, protection of the environment or natural resources, including Laws relating to exposure to, or releases or threatened releases of, Hazardous Materials, as the foregoing are enacted and in effect on or prior to the Initial Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would have ever been considered a single employer with Sellers under Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“Excluded Contracts” means (i) all Contracts other than the Transferred Contracts, (ii) all Mixed-Use Contracts, (iii) all Retained Mixed-Use Contracts and (iv) the Contracts set forth in Section 11.05(b)(v) of the Disclosure Schedule.

“FDA” means the U.S. Food and Drug Administration.

“Furniture and Equipment” means all furniture, fixtures, furnishings, vehicles, machinery, equipment, leasehold improvements and other tangible personal property and any interest therein owned by any of the Sellers that are Related to the Business, including desks, chairs, tables, tools, Hardware, copiers, fax machines and other telecommunication equipment, mobile phones, cubicles and miscellaneous office furnishings and supplies, including those listed on Section 11.05(b)(vi) of the Disclosure Schedule, but excluding any such items that (i) are provided to the Business pursuant to a

Mixed-Use Contract, (ii) will be provided under any of the Ancillary Agreements (excluding the subleases, but including any such items located in the office space that will be made available to Purchaser for a transition period pursuant to the Transition Services Agreement), or (iii) are set forth in Section 11.05(b)(vii) of the Disclosure Schedule.

“Governmental Entity” means any international, European, federal, national, supranational, state, provincial, territorial, local or foreign court of competent jurisdiction, tribunal, arbitral body (public or private), government, governmental, judicial, administrative or quasi-governmental agency, department, bureau, office, board, commission, authority, entity, instrumentality or regulatory body, in each case exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Hardware” means any and all computer and computer-related hardware, including computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

“Hazardous Materials” means any material or substance defined or regulated under any Environmental Law as a hazardous substance, hazardous waste, hazardous material, toxic substance, pollutant or contaminant, including asbestos and petroleum.

“Health Care Laws” means all applicable Laws relating to the procurement, design, development, testing, studying, manufacture, production, processing or handling, storing, distribution, importation, exportation, licensing, labeling or packaging, advertising, use, quality, sale, marketing or promotion of medical device products (including any component of the foregoing products), including any regulations under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), similar state laws, consumer product safety laws or similar Laws of other Governmental Entities.

“Health Care Permits” means all permits, approvals, clearances, authorizations, licenses, registrations, certificates, concessions, variances, permissions and exemptions granted by the FDA or any other foreign equivalent Governmental Entity to Seller Group or any subsidiary thereof (including, but not limited to device pre-market clearances, manufacturing approvals and authorizations, EEA Notified Body certificates attesting compliance with requirements needed to affix a CE mark, and labeling approvals or their foreign equivalent).

“Hong Kong” means Hong Kong Special Administrative Region of the People’s Republic of China.

“Hong Kong Financial Reporting Standards” means all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKAS) and interpretations issued by the Hong Kong Institute of Certified Public Accountants.

“Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited.

“Income Tax” or “Income Taxes” means all income or franchise Taxes imposed on or measured by reference to income, profits or gross receipt, including any interest, penalties or additions thereto.

“Indebtedness” means, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, and any other payment obligations of such Person (including any prepayment premiums payable as a result of the consummation of the Acquisition) consisting of, without duplication, (a) all obligations of such Person for borrowed money, (b) obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or Assets purchased by such Person, (d) all obligations of another Person secured by any mortgage, pledge, Lien on property owned or acquired by such Person, (e) obligations for the reimbursement of any obligor for amounts drawn on any letter of credit, banker’s acceptance or similar transaction, (f) all guarantees of obligations of any other Person, (g) any deferred purchase price of assets, property, services or securities, including deferred rent; (h) any interest rate swap, forward contract, foreign currency hedge or other hedging or similar arrangement; (k) obligations for unfunded Liabilities relating to any employee benefit plan, pension plan or similar arrangement, including retirement indemnities, termination indemnities and seniority premiums, to the extent exceeding $7,900,000; and (l) obligations for the repayment of monies paid under grants or subsidies from Governmental Entities in respect of research and development activities; provided, however, that notwithstanding the foregoing, Indebtedness shall not be deemed to include any intercompany receivables, payables and/or loans between LivaNova or any of its subsidiaries (other than the Transferred Subsidiaries), on the one hand, and any Transferred Subsidiary, on the other hand.

“Information Privacy and Security Laws” means all applicable Laws and Orders concerning the protection of personal data, privacy or security of information pertaining to an individual including, where applicable, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), state data breach notification, privacy and security Laws, state Social Security number protection Laws, any Laws implementing the European Union Directives 95/46/EC and 2002/58/EC, the Federal Trade Commission Act, Canada’s Personal Information Protection and Electronic Documents Act, the Gramm Leach Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, and all consumer protection Laws, as the foregoing are enacted, amended, and in effect on or prior to the Initial Closing Date.

“Intellectual Property” means any and all intellectual and/or proprietary rights as they exist in any jurisdiction throughout the world, including the following: (A) all patents, patent applications of any kind and patent rights (collectively, “Patents”), (B) trademarks (registered or unregistered), service marks (registered or unregistered), trade names, trade dress, logos, packaging design, slogans, domain name registrations, rights to social media accounts and other indicia of source, origin or quality, together with all goodwill associated with any of the foregoing, and registrations and applications for registration of any of the foregoing, (C) copyrights in both published and unpublished works (registered or unregistered), and registrations and applications for registration of any of the foregoing, (D) trade secrets and other confidential or proprietary information (including customer and supplier lists, customer and supplier records, pricing and cost information) (collectively, “Trade Secrets”), (E) reports, software development methodologies, technical information, proprietary business information, process technology, plans, drawings, blue prints, know-how, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), ideas, research in progress, algorithms, data, databases, data collections, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, testing procedures, testing results and business, financial, sales and marketing plans) and rights under applicable trade secret Law in the foregoing, (F) any and all other intellectual property and/or proprietary rights substantially similar any of the foregoing; and (G) goodwill, franchises, licenses, permits, consents, approvals and claims of infringement and misappropriation against third parties.

“Inventory” means all inventory, raw materials, parts, supplies and consumables, packaging materials, works-in-progress, consigned inventory, customer or free on loan equipment, and finished goods.

“Knowledge of Sellers” means the actual knowledge of Ed Andrle, Ben-Jin Ooi, Benoit Clinchamps, Piero Vecchi, Paul Vodden, Stefano Curti, Mirko Prevelato, Daniel Kroiss and Guido Gaggini, after due inquiry by such Persons.

“KPMG” means KPMG, Certified Public Accountants, Hong Kong, in its capacity as MicroPort’s auditors.

“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, due or to become due.

“LivaNova Financial Statements” means the full set combined audited financial statements of the Business prepared under Hong Kong Financial Reporting Standards and without normalised adjustments, in accordance with the requirements of the Listing Rules for the purposes of inclusion in the Circular in connection with the MicroPort Shareholder Meeting and otherwise on a carved-out basis, as at, and for the twelve-month periods ended on, 31 December 2015, 31 December 2016 and 31 December 2017, including, in each case, the notes thereto, the directors’ and auditors’ reports (where applicable) and all other reports, statements, accounts and other documents which are attached thereto, in each case, audited by PricewaterhouseCoopers LLP.

“LivaNova NOLs” means any net operating loss carryforwards of the Transferred Subsidiaries from any Pre-Closing Tax Period and which are listed on Schedule 10.02(j), but only to the extent of the amounts listed on such schedule.

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“Loss” means losses, Liabilities (including for Taxes), damages, fines, judgments, settlements, costs or expenses, including reasonable third-party legal fees and expenses in connection with defending any Proceeding. In no event shall any party be liable for, and in no event shall “Losses” include, exemplary or punitive damages of the other party except to the extent awarded in connection with a Third Party Claim.

“made available” means, with respect to any document, that such document (i) was in the electronic data room at the close of business two (2) calendar days prior to the date hereof or (ii) was delivered to Purchaser or its Representatives by any of Sellers or their respective affiliates or Representatives prior to the date hereof.

“Material Adverse Effect” means any fact, event, circumstance, change or effect that has had, individually or in the aggregate with any other fact, event, circumstance, change or effect, a material adverse effect on (a) the assets, properties, liabilities, condition (whether financial or otherwise) or results of operations of the Business or (b) the ability of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that none of the following, and no fact, event, circumstance, change or effect arising out of or resulting from the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether there has been or will be a Material Adverse Effect under clause (a) above: (i)(A) LivaNova’s or any of its affiliates’ compliance with the terms and conditions of this Agreement, (B) the failure to take any action that LivaNova or its affiliates have requested the consent of Purchaser to take and which Purchaser did not grant its consent with respect thereto or (C) any other action by LivaNova, any of its affiliates or the Transferred Subsidiaries (1) expressly required by this Agreement, (2) which Purchaser has requested in writing or (3) to which Purchaser has consented in writing; (ii) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry or industry sectors in which the Business operates generally or the United States, European Union or worldwide economy generally or credit or other financial markets; (iii) regulatory or political conditions or any action of any Governmental Entity including the worsening of any existing conditions or acceleration of any obligations (other than an Order expressly directed at LivaNova and/or any of its affiliates); (iv) any natural disaster or pandemic or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, or any other similar force majeure event, whether caused by any person or any national or international calamity or crisis; (v) any failure of the Business to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets provided that this clause (v) shall not prevent a determination that any fact, event, circumstance, change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such fact, event, circumstance, change or effect is not otherwise excluded from this definition of Material Adverse Effect); (vi) the negotiation or execution of this Agreement or any Ancillary Agreement or the announcement or pendency of the Acquisition; (vii) any acts or omissions of Purchaser or any of its affiliates, or (viii) any change in Laws or GAAP or the enforcement thereof, except, in the case of clauses (ii), (iii), (iii) and (vii) above, to the extent that any such fact, event, circumstance, change or effect has a disproportionate and adverse effect on the Business relative to other businesses in the industry or industry sectors in which the Business operates.

“MicroPort Shareholder Approval” means the approval of a majority of the independent shareholders of MicroPort attending and voting at the MicroPort Shareholder Meeting.

“MicroPort Shareholder Meeting” means a meeting of MicroPort’s shareholders, duly called in accordance with the organizational documents of MicroPort and applicable Law and stock exchange regulations, to be held to consider resolutions approving the Acquisition and all transactions contemplated under this Agreement.

“Mixed-Use Contracts” means any Contract that includes both terms and conditions that are Related to the Business and terms and conditions that relate to other businesses of the Sellers or their affiliates between (i) a Seller, on the one hand and (ii) a supplier, vendor, distributor, reseller or customer of the Sellers, on the other hand.

“Net Working Capital” means the Current Assets minus the Current Liabilities, in each case, as of the close of business on the day immediately prior to the Initial Closing Date.

“Occupational Health and Safety Laws” means all applicable Laws and Orders designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions, as the foregoing are enacted and in effect on or prior to the Initial Closing Date.

“Orders” means all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Entity.

“person” or “Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Tax Period” means, with respect to a Transferred Asset or a Transferred Subsidiary, any taxable period beginning after the Applicable Closing Date, with respect to such Transferred Asset or a Transferred Subsidiary, and the portion of any Straddle Period beginning on the day after the Applicable Closing Date, with respect to such Transferred Asset or a Transferred Subsidiary.

“Pre-Closing Tax Period” means, with respect to a Transferred Asset or a Transferred Subsidiary, any taxable period ending on or prior to the Applicable Closing Date, with respect to such Transferred Asset or a Transferred Subsidiary, and the portion of any Straddle Period ending on the Applicable Closing Date, with respect to such Transferred Asset or a Transferred Subsidiary.

“Proceeding” means any claim, action, arbitration, audit, audit, investigation, inquiry, litigation, mediation, hearing, order, grievance, suit or other proceeding (whether civil, criminal, administrative or judicial) before or with any Governmental Entity.

“Purchase Price” means the Base Purchase Price, plus the Adjustment Amount.

“Related to the Business” means primarily used or primarily held for use in the operation or conduct of the Business as currently conducted by Sellers.

“Representatives” means any directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of a person.

“Restricted Cash” means any cash that is not freely usable by any Transferred Subsidiary because it is subject to express restrictions on use by Law or Contract.

“Restructuring” means the various steps and transactions to be undertaken by LivaNova and its affiliates prior to the Initial Closing Date in connection with the transactions contemplated by this Agreement, and “Restructuring Plan” means the plan outlining the foregoing steps and transactions, as attached hereto as Exhibit E, and, subject to Section 5.1, as may be amended in accordance with Section 11.14 hereto.

“Retained Liabilities” means all Liabilities of LivaNova and its subsidiaries (including the Transferred Subsidiaries to the extent incurred prior to the Applicable Closing Date) and under any Retained Benefit Plans other than (i) the Assumed Liabilities and (ii) the Liabilities of the Transferred Subsidiaries that are exclusively related to the Business; provided that (x) any and all Liabilities (including Taxes) that arise in connection with the implementation of the Restructuring Plan (including after the Closing to the extent not completed prior to the Closing) shall be Retained Liabilities and Retained Liabilities shall also include all Liabilities for Taxes for which LivaNova is responsible pursuant to Article X, or except as provided in Article X, under applicable Laws and (y) “Retained Liabilities” also include any compensatory, sale, transaction, retention, change in control, or similar bonuses or similar payments, other than the Purchaser Retention Payment specifically excluded pursuant to Article VI, that become payable to any current or former employee, officer, director, consultant, service provider or third party in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (regardless of whether any additional event or occurrence, in addition to the consummation of the transactions contemplated by this Agreement, is required to give rise to such payment obligation), including the employer portion of any employment, payroll, or similar Taxes attributable to the amounts payable pursuant to this sentence .

“Sanctions” means any trade or economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced: (a) by the government of the United States of America; (b) by the United Nations; (c) by the European Union; (d) by the United Kingdom; (e) by the respective governmental institutions and agencies of any of the foregoing; or (f) under any other relevant sanctions regime, including OFAC, the United States Department of State and Her Majesty’s Treasury.

“Securities Act” means the Securities Act of 1933.

“Seller Group” means LivaNova and each of its subsidiaries and affiliates.

“Seller Transaction Expenses” means collectively, all fees and expenses payable or reimbursable by any Transferred Subsidiary in connection with the transactions contemplated by this Agreement and the Ancillary Agreements as of the close of business on the day prior to the Closing Date, including, whether accrued or not, (a) fees and expenses payable to all attorneys, accountants, and other professionals and bankers’, brokers’, or finders’ fees, solely to the extent not paid as of such time; and (b) fifty percent (50%) all notarial and registration fees and expenses incurred in connection with this Agreement, any other Transaction Document, or any other transactions contemplated hereby.

“Sellers” means each of LivaNova and Asset Sellers.

“Specified Closing Representations” means the representations and warranties of LivaNova and the Asset Sellers set forth in Section 3.01 (Organization and Standing), Section 3.02 (Authority; Execution and Delivery; Enforceability), the first sentence of Section 3.04(a) (Transferred Subsidiaries), Section 3.04(b) (Transferred Subsidiaries), the first sentence of Section 3.08(a), and Section 3.21 (Brokers and Finders) (and corresponding representations and warranties made in a Local Transfer Agreement).

“Specified Indemnification Representations” means the representations and warranties of LivaNova and the Asset Sellers set forth in Section 3.01 (Organization and Standing), Section 3.02 (Authority; Execution and Delivery; Enforceability), the first sentence of Section 3.04(a) (Transferred Subsidiaries), Section 3.04(b) (Transferred Subsidiaries), the first sentence of Section 3.08(a), Section 3.13(c) (Taxes) and Section 3.21 (Brokers and Finders) (and corresponding representations and warranties made in a Local Transfer Agreement).

“Standard Agreements” means any agreements granting rights or licenses with respect to software that is generally commercially available on a subscription basis or pursuant to standard or non-negotiated license agreements, including shrink-wrap and click-wrap agreements for software.

“Straddle Period” means, with respect to a Transferred Asset or a Transferred Subsidiary, any taxable period beginning on or prior to the Applicable Closing Date, and ending after the Applicable Closing Date.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

“Target Net Working Capital” means $91,000,000.

“Tax” or “Taxes” means all forms of taxation imposed by any federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, escheat, abandoned or unclaimed property, withholding, and any other tax of any kind whatsoever (however denominated), whether disputed or not, including any interest, fines, penalties and additions to tax and including any obligation to indemnify or otherwise assume or succeed to the tax liability of another person.

“Tax Return” means any report, return, document, declaration, claim for refund, or other information or filing filed or required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto and any related or supporting information or schedules with respect thereto.

“Taxing Authority” means any federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, registration, conveyance, excise, license, stamp or similar fees and Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement or pursuant to the Restructuring.

“Transferred Contracts” means (i) all Contracts between a Transferred Subsidiary, on the one hand, and a supplier, vendor or customer of the Business, on the other hand, in effect as of the Closing, excluding any Mixed-Use Contract that is not a Transferred Mixed-Use Contract, (ii) all Transferred Mixed-Use Contracts and (iii) any other Contracts held by a member of the Seller Group that is primarily used or held for use in or otherwise primarily related to the Business.

“Transferred Employee Records” means physical or electronic copies of all personnel records (including those as required by applicable Law and those pertaining to performance, training history, job experience and history and compensation history) for Transferred Employees, except for Transferred Employees (other than employees of Transferred Subsidiaries) where (i) the transfer or disclosure of such records is prohibited by applicable Law, or (ii) consent of the relevant employee is required by applicable Law but not given.

“Transferred Intellectual Property” means the Intellectual Property owned or purported to be owned by a member of the Seller Group that is used or held for use in the operation or conduct of the Business as currently conducted by Sellers (other than the Intellectual Property licensed to Purchaser or the Transferred Subsidiaries under the Trademark License Agreement, Transition Services Agreement, and any other items set forth in Section 3.11(f) of the Disclosure Schedule).

“Transferred Joint Venture” means LivaNova’s indirect ownership interest in MicroPort Sorin CRM (Shanghai) Co., Ltd. For the avoidance of doubt, the Transferred Joint Venture shall not constitute a Transferred Subsidiary for purposes of this Agreement.

“Transferred Subsidiary Cash” means any Cash held by any Transferred Subsidiary as of the close of business on the day immediately prior to the Initial Closing Date, and does not include Cash of the Transferred Joint Venture.

“Transferred Subsidiary Debt” means the sum of (a) any Indebtedness of any Transferred Subsidiary as of the close of business on the day immediately prior to the Initial Closing Date and (b) any Seller Transaction Expenses, and does not include Indebtedness of the Transferred Joint Venture.

“VAT” means any value added tax, sales tax, consumption tax and goods and service tax and includes other tax of a similar nature imposed (instead of or in addition to such tax) from time to time, together with any interest and penalties thereon.

Section 11.06 Waiver of Conflicts. Recognizing that Latham & Watkins LLP has acted as legal counsel to one or more members of the Seller Group prior to the Initial Closing, and that Latham & Watkins LLP intends to act as legal counsel to one or more members of the Seller Group (which will no longer include the Transferred Subsidiaries) after the Initial Closing, each of Purchaser and the Transferred Subsidiaries hereby (i) waives, on its own behalf and on behalf of its Representatives and affiliates (individually and collectively, the “Purchaser Group”), and shall cause any affiliate thereof to consent to and waive, any claim they have or may have that Latham & Watkins LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) acknowledge and agree, on their own behalf and on behalf of their affiliates, including the Transferred Subsidiaries following the Initial Closing, that, in the event that any dispute arises after the Initial Closing between the Purchaser Group or a Transferred Subsidiary and LivaNova or its affiliates, Latham & Watkins LLP may represent one or more of LivaNova or its affiliates in such dispute even though the interests of such person(s) may be directly adverse to Purchaser or any Transferred Subsidiary and even though Latham & Watkins LLP may have represented a Transferred Subsidiary in a matter substantially related to such dispute. Purchaser represents that Purchaser’s own attorney has explained and helped Purchaser evaluate the implications and risks of waiving the right to assert future conflict against Latham & Watkins LLP, and Purchaser’s consent with respect to this waiver is fully informed. In addition, all communications involving attorney-client confidences between any of LivaNova, its affiliates or any Transferred Subsidiary and Latham & Watkins LLP in the course of the negotiation, documentation and consummation of the transactions contemplated hereby (including, for the avoidance of doubt, all of the client files and records in the possession of Latham & Watkins LLP related to this Agreement and the transactions contemplated hereby) shall be deemed to be attorney-client confidences that belong solely to LivaNova and its affiliates (and not the Transferred Subsidiaries), and the attorney-client privilege and the expectation of client confidence belongs to, and shall be controlled by, the Seller Group and will not pass to or be claimed by Purchaser or a Transferred Subsidiary. Accordingly, the Transferred Subsidiaries shall not, without LivaNova’s consent, have access to any such communications, or to the files of Latham & Watkins LLP relating to its engagement, whether or not the Initial Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Initial Closing, (a) LivaNova and its affiliates (and not the Transferred Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Transferred Subsidiaries shall be a holder thereof, (b) to the extent that files of Latham & Watkins LLP in respect of such engagement constitute property of the client, only LivaNova and its affiliates (and not the Transferred Subsidiaries) shall hold such property rights and (c) Latham & Watkins LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Transferred Subsidiaries by reason of any attorney-client relationship between Latham & Watkins LLP and any of the Transferred Subsidiaries or otherwise. In addition, Purchaser and the Transferred Subsidiaries agree that it would be impractical to remove all attorney-client communications from the records (including e-mails and other electronic files) of the Transferred Subsidiaries. Accordingly, as to any such communications prior to the Initial Closing, Purchaser and each Transferred Subsidiary together with any of their respective affiliates, subsidiaries, successors or assigns, further agree that no such person may use or rely on or access without consent any of such communications in a manner that may be adverse to LivaNova or any of its affiliates.

Section 11.07 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, ..gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute the original form of this Agreement and deliver such form to all other parties. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.08 Entire Agreement. This Agreement, and the Exhibits and Disclosure Schedule annexed hereto, the Confidentiality Agreement and the Ancillary Agreements, and the other agreements, certificates, and other documents contemplated hereby and thereby constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and, except as set forth in Section 8.02(a) and Section 9.07, the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or any Ancillary Agreement. In the event of any conflict between the provisions of this Agreement (including the Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

Section 11.09 Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10 Governing Law. This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of New York without reference to principles or rules of conflicts of Laws, to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.11 Jurisdiction. Each party irrevocably agrees that any Proceeding against them arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have jurisdiction, the state courts of New York located in New York County, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum. Notwithstanding the foregoing, any final judgment in any suit, action or other Proceeding may be enforced in other jurisdictions by suit on the judgment in any other manner provided by applicable Law.

Section 11.12 Service of Process. Each of the parties consents to service of any process, summons, notice or document that may be served in any Proceeding in the United States District Court for the Southern District of New York or the state courts of New York located in New York County Each in any manner permitted by applicable Law and agrees that service of process on such party as provided for notices in Section 11.04 (other than by fax or email) to such party’s respective address set forth in Section 11.04 is reasonably calculated to give actual notice and shall be deemed effective service of process on such Person.

Section 11.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY LOCAL TRANSFER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR DISPUTES RELATING HERETO OR THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

Section 11.14 Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.15 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement, including the Acquisition) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or inadequacy of legal remedy and without the posting or provision of any bond or other security, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and, without that right, neither LivaNova nor Purchaser would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

Section 11.16 No Right of Set-Off. Purchaser, on its own behalf and on behalf of its affiliates and its and their respective successors and permitted assigns, hereby waives any rights of set-off, netting, offset, recoupment, or similar rights that Purchaser, any of its affiliates or any of its or their respective successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by Purchaser pursuant to this Agreement or any other document or instrument delivered by Purchaser in connection herewith.

Section 11.17 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 11.18 Guarantee.

(a) Guarantor hereby absolutely and unconditionally guarantees the timely performance and observance by Purchaser of all its obligations to be performed or observed under this Agreement prior to the Initial Closing, including (a) all of Purchaser’s pre-Initial Closing payment obligations pursuant to this Agreement, which include payment of the Purchase Price; and (b) any money damages required to be paid by Purchaser arising from any breach by Purchaser of its pre-Initial Closing obligations under this Agreement (such obligations, the “Guaranteed Obligations”).

(b) This guarantee is a continuing and irrevocable guaranty by Guarantor of all Guaranteed Obligations now or hereafter existing and shall remain in full force and effect until the earlier of (i) all Guaranteed Obligations having been indefeasibly performed in full and paid in cash and (ii) the Initial Closing. Guarantor hereby waives presentment, protest, notice, dishonor or default, demand for payment and any other notices to which Guarantor might otherwise be entitled.

(c) Guarantor hereby agrees that Purchaser may, at any time and from time to time, and without notice to the Guarantor, make any agreement with the Seller Group for the extension, renewal, payment, compromise, discharge or release of the Guaranteed Obligations, or for any modification or amendment of the terms thereof, all without in any way impairing, releasing, discharging or otherwise affecting the obligations of Guarantor (provided, for the avoidance of doubt, that the obligations of the Guarantor shall not be increased by such agreement). Guarantor waives any defense arising by reason of any disability or other defense of Purchaser (other than defense of payment or performance), or the cessation from any cause whatsoever of the liability of Purchaser, or any claim that Guarantor’s obligations exceed or are more burdensome than Purchaser’s (in the case of any of the foregoing, other than a defense available to Purchaser under the terms hereof) and waives the benefit of any statute of limitations affecting the liability of Guarantor hereunder. The obligations of Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guaranteed Obligations.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller, Purchaser and MicroPort have duly executed this Agreement as of the date first written above.

LIVANOVA PLC

By:
Name:
Title:

MICROPORT CARDIAC RHYTHM B.V.

By:
Name:
Title:

Solely for purposes of Article IV and Sections 5.14(b), 5.16, 5.17(c) and 11.18,

MICROPORT SCIENTIFIC CORPORATION

By:
Name:
Title:

Exhibit B

Staff Representative Bodies

The information and/or consultation procedures required pursuant to Articles: L. 2323-1 and 2323-33 of the French Labor Code with respect to the following entities:

•	LivaNova France SAS

•	Sorin CRM SAS

The information and/or consultation procedures required pursuant to Sections 111 and 112 of the German Works Constitution Act with respect to the following entity:

•	LivaNova Deutschland GmbH

The information and/or consultation procedures pursuant to Italian Law no. 428/1990 with respect to the following entity:

•	Sorin Group Italia, S.r.l